Exhibit 99.1

August 21, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”) –First Quarter 2012 Financial Report

Below please find the Company’s Second Quarter 2012 Financial Report as originally filed in Israel on August 21, 2012, translated into English.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

Financial Reports as of June 30, 2012:

Directors’ Report on the State of the Company’s Affairs

Update to the Description of the Company’s Business

Interim Consolidated Financial Statements

Separate Financial Statements

Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in Accordance with Regulation 38C (a)

Financial Statements of Atrium

European Real Estate Limited

GAZIT-GLOBE LTD.

Directors’ Report to the Shareholders

For the periods ended June 30, 2012

The Board of Directors of Gazit-Globe Ltd. (the “Company”) is pleased to present the directors’ report of the Company for the periods ended June 30, 2012 (the “Reporting Date”):

1.	General

A.	Introduction

The Company, through its investees1 (collectively: the “Group”), is the owner, operator and developer of income-producing properties in North America, Europe, Israel and Brazil. The Group focuses mainly on the supermarket-anchored shopping centers sector. In addition, the Group operates in the medical office buildings sector in North America, in initiation, development, management and construction of real estate projects in Israel and Eastern Europe, as well as in the senior housing facilities sector in the U.S.2 Furthermore, the Group continues to seek and realize business opportunities by acquiring properties and/or companies that operate within its core business or similar fields, both in regions where it currently operates and also in new regions.

The Company’s securities are listed for trade on the Tel Aviv Stock Exchange Ltd (the “Stock Exchange”) and, since December 2011, also on the New York Stock Exchange (“NYSE”).

The Company’s policy, as expressed over the years, is to focus on growing its cash flow through the proactive management of its properties. Company management believes that the long-term ownership of property, together with the implementation of this policy, will yield added value for shareholders.

B.	Properties

As of June 30, 2012, the Group owns and manages 634 properties, as follows:

•	566 shopping centers of various sizes

•	14 shopping centers under development

•	15 senior housing facilities[2] (encompassing 1,665 units)

•	28 medical office buildings

•	11 other properties

The above properties have a gross leasable area (“G.L.A.”) of approximately 6.7 million square meters. The properties are recorded in the Company’s financial statements at their fair value of approximately NIS 58.0 billion (approximately NIS 72.4 billion, assuming full consolidation3) and generate gross annual rental income (based on the gross annual rentals from the properties owned and on the exchange rates as of June 30, 2012) of approximately NIS 5.7 billion (approximately NIS 6.8 billion, assuming full consolidation4).

[1]	Reference to investees includes, unless stated otherwise, companies that are fully consolidated by the Company and jointly controlled companies that are presented according to the equity method.
[2]	For details regarding the sale of 12 senior housing facilities, subsequent to the Reporting Date, refer to note 3.o of the financial statements.
[3]	Assuming the full consolidation of jointly controlled companies, presented according to the equity method, and the full inclusion of the value of properties managed by the Group.
[4]	Assuming the full consolidation of jointly controlled companies, presented according to the equity method, and the full inclusion of the rental income from the properties managed by the Group.

In the U.S., the Company operates mainly through Equity One Inc. (“EQY”), a public company listed on NYSE. EQY is a REIT for U.S. tax purposes. As of June 30, 2012, the Company owns, directly and indirectly (including through the subsidiary, Gazit America Inc., as described below), approximately 43.3% of EQY’s share capital (approximately 42.0% of the voting rights). EQY’s properties are located primarily in growing metropolitan areas in the southeastern United States, mainly in Florida, Atlanta and Louisiana, and in the northeastern United States, mainly in the area of New York, Boston and Connecticut, as well as on the West Coast of the U.S., mainly in California. EQY owns1 162 income-producing properties (156 operating shopping centers and 6 other properties), with a G.L.A. of approximately 1.8 million square meters, as well as 2 shopping centers under development. In addition, EQY partly owns, through joint ventures (10%/20%), and manages 13 shopping centers in the U.S., with a G.L.A. of approximately 177 thousand square meters.

The Company also operates in the United States through ProMed Properties Inc. (“ProMed”) (100%), which is engaged in the medical office buildings sector and owns 15 medical office buildings in the U.S., with a G.L.A. of 128 thousand square meters. As of June 30, 2012, the Company also operates in the United States through Royal Senior Care, LLC (“RSC”) (60%) which operates in the senior housing facilities sector in the southeastern United States. As of June 30, 2012, RSC owns and manages 15 senior housing facilities (including 2 properties in which RSC has a 20% interest, entitling it to management fees and including an incentive mechanism), encompassing 1,665 units. For details regarding the sale of 12 senior housing facilities subsequent to the Reporting Date, refer to note 3.o of the financial statements.

In Canada, the Company mainly operates through First Capital Realty Inc. (“FCR”), a public company listed on the Toronto Stock Exchange (“TSX”). As of June 30, 2012, the Company holds 49.9% of FCR’s share capital. FCR’s properties are located primarily in growing metropolitan areas in the provinces of Ontario, Quebec, Alberta and British Columbia. FCR owns1 157 shopping centers in Canada, with a G.L.A. of approximately 2.1 million square meters and 8 shopping centers under development.

As of June 30, 2012, the Company also operates in Canada through Gazit America Inc. (“GAA”), a public company listed on the TSX. As of June 30, 2012, the Company holds 73.1% of GAA’s share capital. In addition to its holding of approximately 14.3 million shares of EQY (approximately 12.7% of the share capital and approximately 11.4% of the voting rights, as of June 30, 2012), GAA operates in the medical office buildings sector in Canada and owns 13 medical office buildings, with a G.L.A. of approximately 101 thousand square meters. For details regarding the acquisition of all the GAA shares that are not already held by the Group and FCR’s acquisition of medical office buildings, subsequent to the Reporting Date, refer to note 3.m of the financial statements.

In Brazil, the Company operates through Gazit Brazil Ltda. (“Gazit Brazil”), a wholly-owned subsidiary of the Company. Gazit Brazil is active in the acquisition, development, and management of shopping centers in Brazil. As of June 30, 2012, Gazit Brazil owns 4 income-producing commercial properties with a G.L.A. of approximately 42 thousand square meters.

In Northern Europe, the Company operates through Citycon Oyj. (“CTY”), a public company, whose shares are listed on the Helsinki Stock Exchange (OMX). As of June 30, 2012, the Company owns approximately 48.0% of CTY’s share capital. CTY operates in Finland, Sweden, Estonia and Lithuania and owns 77 shopping centers and other retail properties of various sizes, with a G.L.A. of approximately 1 million square meters.

In Central and Eastern Europe, the Company operates through Atrium European Real Estate Limited (“ATR”) – a jointly controlled company, which is presented according to the equity method, incorporated in Jersey, the Channel Islands, and listed on the Vienna Stock Exchange and on the Euronext Stock Exchange, Amsterdam, Netherlands. As of June 30, 2012, the Company owns approximately 34.2% of ATR’s share capital (the Company has a shareholders’ agreement with CPI, a fund that is part of the Apollo Global Real Estate Management L.P. Group (“CPI”) that holds, to the best of the Company’s knowledge, approximately 19.4% of the share capital of ATR). ATR operates primarily in Poland, the Czech Republic, Russia and Slovakia, and to a lesser extent in Hungary, Romania and Latvia. It owns 155 income-producing shopping centers and other retail properties of various sizes, which have a G.L.A. of approximately 1.2 million square meters. It also has 3 properties under development and 34 plots of land for future development.

[1]	Includes jointly controlled properties.

2

In addition, the Company also operates in Germany in the shopping centers sector, where it operates through wholly-owned subsidiaries (“Gazit Germany”). As of June 30, 2012, Gazit Germany owns 6 shopping centers and one other income-producing property, with a combined G.L.A. of approximately 101 thousand square meters, and land for future development.

In Israel, the Company, through Gazit-Globe Israel (Development) Ltd. (“Gazit Development”), which is 75% owned, is active in the acquisition, development and management of shopping centers. Gazit Development owns 10 income-producing shopping centers, in Israel, with a G.L.A. of approximately 127 thousand square meters and has a property under development, as well as land for future development. Gazit Development is also active in Bulgaria and Macedonia, through its wholly-owned subsidiaries (“Gazit Development (Bulgaria)”), where it owns a shopping center with a G.L.A. of approximately 7 thousand square meters and land reserves for future development.

In addition, Gazit Development also operates in Israel through Acad Building & Investments Ltd. (“Acad”), whose main activity is the holding, directly and indirectly, of 73.9% of the share capital of U. Dori Group Ltd. (“Dori Group”), a public company listed on the Stock Exchange. Dori Group is primarily engaged (including through U. Dori Construction Ltd., which is also a public company listed on the Stock Exchange) in the field of initiating, developing, constructing and selling real estate projects and the management and performance of contractual works in the real estate sector in Israel and Eastern Europe. Dori Group also owns indirectly 11.25% of Dorad Energy Ltd., which is involved in the construction of a private power station in the Ashkelon region of Israel. In addition, Acad is also the part-owner of rights in an income-producing property in Israel.

The Regions (marked ) where the Company operates are shown on the following map:

Other publicly accessible data concerning the Group, including up-to-date presentations, supplemental information packages regarding assets, liabilities and other information (it's being clarified that such information does not constitute part of this report and is not included by way of reference), can be found on the Company’s Internet website – www.gazit-globe.com, and the Internet websites of the Group’s public companies:

www.equityone.net

www.firstcapitalrealty.ca

www.citycon.fi

www.aere.com

www.dori.co.il

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C.	Effects of the Financial Crisis and Volatility on the International Capital Markets

The implications of the economic crisis that began in 2007 for the markets in which the Group operates led, inter alia, to a certain adverse effect, which is not material, on cash flows from the Group’s properties and to an increase in cash flow cap rates; these factors led to a decline in the fair value of the Group’s properties in 2008 and 2009. During 2010 and at the beginning of 2011, it was evident that the effects of the crisis that began in 2007 were moderating. Notwithstanding the above statement, the recent period has seen ever-greater volatility and uncertainty in the global financial markets, which apparently stems from the economic disquiet prevailing in Europe. The effect of the aforementioned volatility and uncertainty is reflected, as of the date of approving the reports, primarily in the price of company shares in Europe (that have been trading at below their equity value for a considerable time). On the other hand, the uncertainty and the credit crunch in Europe have created a number of opportunities for the Group to acquire attractive properties, which the Group’s European public companies took advantage of in 2011.

As of June 30, 2012, the Company is reporting an increase in occupancy rates and in average rent rates, and no significant delays in rent payments that could materially affect the Group’s rental revenues. The Company assesses that it will be able to continue financing current operations and its investment activities from the Group’s existing financing sources, namely the Group’s liquid balances, its cash flows, issuances of equity and debt in the various capital markets in which the Group operates, and its unutilized approved credit facilities.

Notwithstanding the situation described above, a renewed outbreak of global financial crisis, such as we have been witnessing in recent months, could affect the Group’s operations, its results and its financial position, including in the event of a decline in its operating results and cash flows and/or a fall in the value of the shares of the Group’s public companies, and the ability of the Group companies to raise equity and debt from the capital markets and banks. It could also cause a decline in the fair value of the investment property and investment property under development of the Group.

The Company’s assessment regarding the impact of the aforementioned events on its operations, revenues, profits, debt- and equity-raising ability and financial position is not certain nor is it under the Company’s control; it therefore constitutes forward-looking statements. This assessment is based on facts and data with respect to the present position of the Company and its business, the present position of its fields of operation and the markets in which it operates, and macro-economic facts and data, all as known to the Company on the date of approval of the financial statements. In addition, the Company’s said assessment is based to a material extent on its present expectations and assessment with respect to future developments in each of the said parameters, and their inter-relationship. The Company cannot be certain that its assessment will indeed be realized, since it is subject to external influences that cannot be assessed in advance and that, as stated above, are not under its control.

D.	Early Adoption of International Financial Reporting Standards (“IFRS”)

The Group has early adopted, with effect from the financial statements as of June 30, 2012, IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 11, Joint Arrangements (“IFRS 11”), IFRS 12, Disclosure of Interests in Other Entities (“Standard 12”), IAS 28R, Investments in Associates and Joint Ventures (“IAS 28R”), and IAS 27R, Separate Financial Statements (“IAS 27R”) (collectively: the “New Standards”). As provided in the New Standards, they are to be applied retroactively and accordingly the data for prior periods in the financial statements and in the directors’ report have been retroactively adjusted. For details regarding the effect of early adopting the New Standards, refer to notes 2.c and 6 of the financial statements.

The data for prior periods in the financial statements and in the directors’ report have also been retroactively adjusted due to an amendment to IAS 12; for details, refer to notes 2.b and 6 of the financial statements.

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E.	Highlights—Second Quarter of 2012

(NIS in millions, other than per share data)	For the 3 months ended June 30
	2012	2011(*)	Change
Rental income	1,268	1,146	11%
NOI[1]	865	780	11%
Proportionately consolidated NOI[2]	539	459	17%
FFO[3]	138	95	45%
Diluted FFO[3] per share (NIS)	0.84	0.61	38%

Investments in investment property and investment property under development[4]	1,836	1,364	—
Fair value gain from investment property and investment property under development	718	543	—
Net income attributable to equity holders of the Company	288	281	—
Diluted earnings per share (NIS)	1.70	1.80	—
Cash flows from operating activities	283	(20)	—
Equity attributable to equity holders of the Company	7,906	6,253	—
Equity per share attributable to equity holders of the Company (NIS)	48.0	40.5	—
Net asset value per share (EPRA NAV5) (NIS)	56.2	42.5	—
EPRA NNNAV[5] per share (NIS)	45.6	38.2	—

•	As of June 30, 2012, the Company and its consolidated subsidiaries had liquid balances and unutilized credit facilities available for immediate drawdown amounting to approximately NIS 8.5 billion.
•	The ratio of net debt to total assets totaled approximately 57.5%, as of June 30, 2012, compared to 60.6% as of June 30, 2011 and 58.0% as of December 31, 2011.

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements.

[1]	NOI – Rental income, net of property operating expenses.
[2]	For details of the Company’s proportionate share in the NOI of Group companies, in accordance with its holding rate in the equity of each of the Group companies, refer to section I.3 below.
[3]

The FFO is presented according to the management approach and in accordance with the EPRA guidance. For FFO data and the adjustments made thereto for the purpose of its calculation according to the management approach, refer to section I.2 below.

[4]	The Company and its consolidated subsidiaries.
[5]	Refer to section I.4 below.

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F.	Highlights – First Six Months of 2012 (the “Reporting Period”)

(NIS in millions, other than per share data)	For the 6 months ended June 30
	2012	2011(*)	Change
Rental income	2,527	2,289	10%
NOI[1]	1,705	1,534	11%
FFO[2]	272	184	48%
Diluted FFO[3] per share (NIS)	1.65	1.19	39%

Investments in investment property and investment property under development[3]	2,851	4,743	—
Fair value gain from investment property and investment property under development	1,031	614	—
Net income attributable to equity holders of the Company	546	267	—
Diluted earnings per share (NIS)	3.24	1.71	—
Cash flows from operating activities	395	290	—

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements

[1]	NOI – Rental income, net of property operating expenses.
[2]

The FFO is presented according to the management approach and in accordance with the EPRA criteria. For FFO data and the adjustments made thereto for the purpose of its calculation according to the management approach, refer to section I.2 below.

[3]	The Company and its consolidated subsidiaries.

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G.	The Company’s Major Holdings are Shown Below (Ownership Structure and Percentages are as of June 30, 2012):

First Capital Reality (FCR)
49.9%
Gazit America (GAA)
[1]73.1%
Canada
12.7%
Equity One (EQY)
[1]34.1%
Royal Senior Care
60.0%
USA
ProMed Properties
100%
Gazit Brazil
100%
Brazil
Citycon (CTY)
48.0%
Atrium European Real Estate (ATR)
[2]34.2%
Europe
Gazit Germany
100%
Gazit Development (Bulgaria and macedonia)
100%
Gazit Globe Israel (Development)
75%
Israel
73.9%
U.Dori Group
GAZIT-GLOBE

[1]	For details regarding the acquisition of all the GAA shares not already held by the Group, refer to note 3.m of the financial statements.
[2]	A company jointly controlled together with CPI, which holds, to the best of the Company's knowledge, approximately 19.4% of the share capital of ATR.

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H.	Breakdown of Net Rental Income (“NOI”)[1], According to the Company’s Operating Regions:

Q2 2012	Q2 2011

[1]	As to the Company’s share (“by proportionate consolidation”), refer to section I.3 below.

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I.	Additional Information Concerning the Company’s Assets and Liabilities

1.	Summary of the Company’s holdings as of June 30, 2012:

Name of company	Type of security/ property	Holding (millions)	Holding interest (%)	Book value (NIS in millions)	Market value as of June 30, 2012 (NIS in millions)
EQY[1]	Shares (NYSE)	38.4	34.1	2,035	3,194
FCR	Shares (TSX)	90.2	49.9	5,153	6,328
CTY	Shares (OMX)	133.5	48.0	2,078	1,468
CTY[2]	Convertible debentures (OMX)	42	—	228	208
ATR	Shares (Euronext, VSX)	127.7	34.2	3,861	2,330
GAA	Shares (TSX)	17.0	73.1	337	469
Dori Group[3]	Shares (TASE)	75.1	55.4	153	91
Income-producing property in Europe	Income-producing property	—	—	1,005	—
Land in Europe[4]	Property under development and land	—	—	212	—
ProMed	Income-producing property	—	—	1,949	—
Brazil	Income-producing property	—	—	514	—
Income-producing property in Israel[4]	Income-producing property	—	—	1,753	—
Property under development and land in Israel[4]	Property under development and land	—	—	146	—

Total		—	—	19,424	—

[1]	Represents only the Company’s direct interest in EQY (in addition, GAA owns approximately 14.3 million EQY shares).
[2]	For details regarding the sale of convertible debentures of CTY subsequent to the Reporting Date, refer to note 4.b of the financial statements.
[3]	Represents a linked holding in Dori Group.
[4]	Presented according to the proportionate consolidation method (75%).

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Below are the Company’s monetary balances (including balances of subsidiaries that are not public companies) (“expanded stand-alone basis”) as of June 30, 2012 (NIS in millions):

Debentures	[1]9,229
Debts to financial institutions	4,845

Total debentures and debts to financial institutions(*)	14,074
Other monetary liabilities	471
Other liabilities	183

Total liabilities	14,728
Less – monetary assets	2,489
Less – other investments[2]	721

Liabilities, net	11,518

(*)	Below are the annual repayments of debentures and debts to financial institutions (NIS in millions):

Year	Debentures	Banks	Mortgages	Total	%
2012	483	45	83	611	4
2013	753	31	45	829	6
2014	280	472	642	1,394	10
2015	988	[3]1,094	276	2,358	17
2016	968	681	25	1,674	12
2017	760	529	68	1,357	10
2018	1,142	—	329	1,471	10
2019	1,498	—	115	1,613	11
2020	836	—	18	854	6
2021	967	—	20	987	7
2022 and after	554	—	372	926	7

Total	9,229	2,852	1,993	14,074	100

[1]	Excludes a NIS 957 million asset that represents the fair value of swap-type derivatives, which is presented as part of the financial assets.
[2]	Comprised primarily of the investment in RSC and in participation units in private investment funds.
[3]	Includes a loan to finance the ATR transaction.

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2.	FFO (EPRA Earnings)

As is the practice in the U.S. and in European countries, the Company customarily publishes information regarding the results of its operating activities in addition to and without derogating from the income statement prepared according to accounting principles. In European countries where the financial statements are prepared in conformity with International Financial Reporting Standards (“IFRS”), it is customary for income-producing property companies to publish their “EPRA Earnings”, which is a measure for presenting the operating results of a company that are attributable to its equity holders, in line with the position paper of the European Public Real Estate Association (“EPRA”), the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies. This measure is not based on generally accepted accounting principles.

EPRA Earnings are calculated as the net income attributable to the equity holders of a company after neutralizing non-recurring income and expenses (including gains or losses from property revaluations), sales of properties, depreciation and amortization and other kinds of gains and losses.

In the U.S., where financial statements are usually prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), it is customary for income-producing property companies to publish their FFO results (which is the net income attributable to its equity holders, reported after neutralizing income and expenses of a capital nature and with the addition of the company’s share in property depreciation and other amortization), in accordance with the position paper issued by NAREIT – the U.S.-based National Association of Real Estate Investment Trusts.

EPRA Earnings are therefore similar in substance to FFO, with adjustments for the results reported under IFRS.

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in conformity with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results against those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria.

As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

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The table below presents the calculation of the Company’s FFO, computed according to the directives of EPRA, and its FFO per share for the stated periods:

	For the 6 months ended June 30		For the 3 months ended June 30			For the year ended December 31
	2012	2011(*)	2012		2011(*)	2011(*)
	NIS in millions (other than per share data)
Net income attributable to equity holders of the Company for the period	546	267		288	281	719

Adjustments:
Fair value gain from investment property and investment property under development, net	(1,031)	(614)		(718)	(543)	(1,670)
Capital loss on sale of investment property and investment property under development	13	11		10	12	63
Impairment of goodwill	—	—		—	—	38
Changes in the fair value of derivatives measured at fair value through profit and loss	35	32		13	(51)	179
Adjustments with respect to companies accounted for using the equity method	(47)	(85)		(48)	(88)	(131)
Loss from decrease in holding interest of investees	1	1	(**)	—	1	1
Deferred taxes and current taxes with respect to disposal of properties	333	195		206	155	324
Gain from bargain purchase	(119)	(26)		(37)	(26)	(102)
Acquisition costs recognized in profit and loss	6	21		3	15	21
Non-controlling interests’ share in above adjustments	401	236		287	213	654

Nominal FFO	138	38		4	(31)	96

Additional adjustments:
CPI and exchange rate linkage differences	83	120		81	72	133
Loss from early redemption of interest-bearing liabilities	2	1		—	1	6
Depreciation and amortization	8	8		5	3	15
Adjustments with respect to companies accounted for using the equity method	14	2		34	7	67
Other adjustments[1]	27	15		14	43	88

FFO according to the management approach	272	184		138	95	405

Basic and diluted FFO according to the management approach per share (in NIS)	1.65	1.19		0.84	0.61	2.62

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements
(**)	Represents an amount of less than NIS 1 million.

[1]

Income and expenses adjusted against the net income for the purpose of calculating FFO, which include the adjustment of income from the waiver of the bonus and the compensation with respect to the expiration of the employment agreement of the Chairman of the Board of Directors in 2011, expenses and income from exceptional legal proceedings not related to the reporting periods, expenses arising from termination of the engagement of senior Group employees and also income and expenses from operations not related to income-producing property.

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3.	Additional information is presented below concerning the Company’s share in the income-producing properties owned by the Group as of June 30, 2012, based on capitalized net operating income (“NOI”) methodology. The presentation of this information is intended to provide additional information, based on methodology that is generally accepted in the regions in which the Group operates, which might serve as an additional method in analyzing the value of the Company’s properties on the basis of the Company’s financial results for the Reporting Period. It is emphasized that this information does not in any way represent the Company’s estimate of the present or future value of its assets or shares.

	For the 3months ended June 30		For the year ended December 31
	2012	2011(*)	2011(*)
	NIS in millions
Rental income	1,268	1,146	4,718
Property operating expenses	403	366	1,522

NOI for the period	865	780	3,196
Less – minority’s share in NOI	(416)	(393)	(1,567)
Add – Company’s share in NOI of jointly controlled entities	90	72	286

NOI for the period – the Group’s proportionate share	539	459	1,915

NOI for the year	[1]2,156	[1]1,836	1,915

The sensitivity analyses shown in the table below describe the implied value of the Group’s income-producing properties using the aforesaid methodology according to the range of different discount rates (“cap rates”) generally accepted in the regions in which the Group operates, as of the date of the financial statements. It should be noted that this analysis does not take into account income from premises that have not been leased and additional building rights that exist with respect to the Group’s income-producing properties.

Value of proportionally consolidated income-producing property in accordance with the NOI for the second quarter of 2012:

Cap Rate:	6.50%	7.00%	7.50%	8.00%
Value of income-producing property (NIS in millions)[2]	33,166	30,797	28,744	26,948

New properties and properties under development, which have not yet come on line and which are presented at their fair values in the Group’s books (according to the proportionate consolidation method) as of June 30, 2012, amounted to approximately NIS 2,093 million.

The Group’s liabilities, net of monetary assets (according to the proportionate consolidation method) as of June 30, 2012, amounted to approximately NIS 25,044 million.

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements

[1]	Calculated by multiplying the NOI for the second quarter by four.
[2]	Calculated as the product obtained from dividing the NOI by the cap rate.

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4.	Net Asset Value (EPRA NAV and EPRA NNNAV)

As is customary in the European countries in which the Group operates, and in line with the EPRA position paper, the objective of which is to promote greater transparency, uniformity and comparability of the financial information reported by property companies, the Company publishes net asset value data (EPRA NAV), which is a measure that reflects the net asset value of the Company, with certain adjustments, e.g., the neutralization of the fair value of derivatives and deferred tax adjustments with respect to the revaluation of assets to their fair value; the Company also publishes EPRA NNNAV data, which is another measure reflecting net asset value (EPRA NAV), adjusted for the fair value of financial instruments of the kind referred to above and for the fair value of financial liabilities, and also with certain adjustments to the provision for deferred taxes.

The Company considers that the presentation of the EPRA NAV and the EPRA NNNAV data enables the Company’s results to be compared with those of other European property companies. At the same time, such data do not constitute a valuation of the Company and do not replace the data presented in the financial statements; rather, they provide an additional aspect of the Company’s net asset value (NAV) in accordance with the recommendations of EPRA. It is clarified that such data are not audited by the Company’s independent auditors.

Presented below is the calculation of the EPRA NAV and EPRA NNNAV:

	As of June 30		As of December 31
	2012	2011(*)	2011(*)
	NIS in millions
a. EPRA NAV
Equity attributable to the equity holders of the Company, per the financial statements	7,906	6,253	7,310
Adjustments for neutralization of fair value of derivatives	(755)	(1,024)	(829)
A d d – provision for tax on revaluation of investment property to fair value (net of minority’s share)	1,827	1,160	1,427
Adjustments with respect to associates	282	168	233

Net asset value – EPRA NAV	9,260	6,557	8,141

EPRA NAV per share (in NIS)	56.2	42.5	49.4

b. EPRA NNNAV
EPRA NAV	9,260	6,557	8,141
Adjustment for addition of fair value of derivatives	755	1,024	829
Adjustments of financial liabilities to fair value	(1,068)	(741)	(887)
Other adjustments to provision for deferred taxes[1]	(1,127)	(769)	(938)
Adjustments with respect to associates	(306)	(175)	(252)

“Adjusted” net asset value—EPRA NNNAV	7,514	5,896	6,893

EPRA NNNAV per share (in NIS)	45.6	38.2	41.8

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements

5.	As of June 30, 2012, the Company’s issued share capital comprises approximately 164.8 million shares, each with a par value of NIS 1 (excluding treasury shares held by the Company).

[1]

This adjustment does not include a provision for tax with respect to the revaluation of investment property in territories where, upon disposing of property, the Company customarily defers the payment of the capital gains tax.

14

2.	Explanations of the Board of Directors for the Corporation’s Business Position, its Operating Results, its Equity and its Cash Flows

2.1	General

In the Reporting Period, the Group’s investments in the acquisition and development of new properties and in the redevelopment, expansion and construction of various existing properties totaled approximately NIS 2,851 million and investments in the Company’s investees totaled approximately NIS 194 million. The effect of these investments on the operating results of the Group will mainly be reflected during the year and in 2013 and thereafter.

A.	Property activities

1)	In the Reporting Period, the Group acquired 11 income-producing properties, with a total G.L.A. of approximately 110 thousand square meters, and land for future development, at a total cost of approximately NIS 1,862 million. In addition, the Group has developed new properties and redeveloped existing properties at a total cost of approximately NIS 989 million.

2)	Principal operational data:

	Income- producing properties	G.L.A. (in thousands of square meters)	Average basic monthly rent per square meter		Change in same property NOI(*)	Occupancy rate in core properties		Debt to total assets
			30.06.2012	30.06.2011		30.06.2012	30.06.2011
EQY	162	1,796	U.S.$ 12.74	U.S. 11.78	2.7%	91.8%	90.2%	38.5%
FCR	157	2,075	C$ 15.46	C$ 14.76	1.2%	95.7%	96.2%	44.3%
CTY	77	993	EUR 20.4	EUR 19.4	4.9%	95.6%	95.1%	58.6%
ATR	155	1,224	EUR 11.8	EUR 12.0	7.0%	97.2%	96.6%	[1]18.0%
Gazit Development	11	134	NIS 98.1	NIS 94.4	5.3%	98.6%	97.8%	[2]—
Gazit Germany	7	101	EUR 12.2	EUR 12.05	3.8%	93.1%	95.7%	53.9%
Gazit Brazil	4	42	BRL 45.4	BRL 26.9	—	[3]62.3%	94.4%	[4]—
ProMed	15	128	U.S.$ 26.8	U.S.$ 26.2	2.2%	95.8%	94.9%	59.2%
GAA	13	101	C$ 14.4	C$ 13.2	0.9%	89.3%	87.6%	51.3%

(*)	Change in same property NOI in the Reporting Period, compared to the corresponding period last year.

[1]	ATR’s ratio of net debt to total assets as of June 30, 2012 totaled approximately 9.0%.
[2]	Gazit Development is financed mainly by shareholders’ loans granted by the Company.
[3]

In December 2011, an anchor tenant terminated its lease, by mutual consent, prior to its original end-date. As of the Reporting Date, Gazit Brazil is examining various alternatives to improve the property and to take advantage of the existing building rights.

[4]	Gazit Brazil is financed by shareholders’ loans granted by the Company.

15

RSC operational data:

—	As of June 30, 2012, the occupancy rate in the properties of RSC was approximately 86.9% (as of June 30, 2011 – approximately 89.9%). The average monthly rent per unit is approximately U.S.$ 3,158 and the NOI rate for the Reporting Period is approximately 45.5%.

—	The same property NOI increased by an average of approximately 2.2% in the Reporting Period compared to the corresponding period last year.

3)	Data of properties under development, redevelopment, and expansion

	Properties under Development
Company name	No. of properties	Total investment as of June 30, 2012 (NIS in millions)	Cost for completion (NIS in millions)	Area (sq. meters in thousands)
FCR	8	1,278	482	162
EQY	2	472	295	43
ATR	3	254	345	87
Gazit Development	1	36	19	5

	14	2,040	1,141	297

	Properties under Redevelopment and Expansion
Company name	No. of properties	Total investment as of June 30, 2012 (NIS in millions)	Cost for completion (NIS in millions)	Area (sq. meters in thousands)
FCR	17	1,300	284	123
EQY	9	59	87	36
CTY	3	160	99	5

	29	1,519	470	164

B.	For details regarding FCR's redemption of the balance of convertible debentures (series A and B), refer to note 3.a of the financial statements.

C.	For details regarding Dori Group's rights issue and Gazit Development's participation in this issuance, refer to note 3.b of the financial statements.

D.	For details regarding the approximately NIS 690 million debt raising by the Company, refer to notes 3.c and 3.k of the financial statements.

E.	For details regarding the approximately NIS 71 million debt raising by Dori Group, refer to note 3.d of the financial statements.

F.	For details regarding the U.S.$ 250 million debt raising by EQY, refer to note 3.e of the financial statements.

G.	For details regarding the approximately C$ 400 million debt raising by FCR, refer to notes 3.f, 3.i, 3.j and 3.q of the financial statements.

H.	For details regarding the sale of EQY shares by LIH, refer to note 3.g of the financial statements.

I.	For details regarding the acquisition of approximately 9.8 million additional shares of ATR, by the Company, and the recognition of a gain from bargain purchase of approximately NIS 119 million, refer to note 3.h of the financial statements.

16

J.	For details regarding a debenture offering by CTY of approximately EUR 150 million, refer to note 3.l of the financial statements.

K.	For details regarding the acquisition of all the shares of GAA that are not already held by the Group and the FCR’s acquisition of GAA’s medical office buildings, refer to note 3.m of the financial statements.

L.	For details regarding the sale by RSC of 12 senior housing facilities for a total consideration of U.S.$ 230 million, refer to note 3.o of the financial statements.

M.	For details regarding publication by ATR of a purchase offer for EUR 100 million par value of debentures that it had issued, see note 3.p of the financial statements.

N.	In June 2012, the Company entered into an agreement with an Israeli bank to extend a U.S.$ 200 million credit facility for a period of five years. No material changes were made to the rest of the principal terms of the credit facility.

O.	Dividend Distribution Policy

Pursuant to the Company’s policy, the Company announces at the end of each year the anticipated dividend for the following year. In November 2011, the Company announced that the dividend to be declared in 2012 would not be less than NIS 0.40 per share per quarter (NIS 1.60 per share on an annualized basis).

The above is subject to the existence of sufficient distributable income at the relevant dates and is subject to the provisions of any law relating to dividend distributions and to decisions that the Company is permitted to take. This includes the appropriation of its income for other purposes and the revision of this policy.

The Company’s dividend growth in the years 1999-2012 is shown in the graph below:

2.2	Financial Position

Current assets

Current assets, as of June 30, 2012, total approximately NIS 4.3 billion, compared to approximately NIS 4.9 billion as of December 31, 2011. The decrease is due primarily to a reduction in cash and short-term deposits that were used to redeem debentures and pay debenture interest during the Reporting Period.

17

Investments in associates and jointly controlled entities

Investments in associates, as of June 30, 2012, total approximately 4,808 million and are comprised primarily of an investment in approximately 127.7 million ATR shares totaling approximately NIS 3,861 million and a 60% interest in RSC totaling approximately NIS 238 million, compared to an investment in approximately 117.9 million ATR shares totaling approximately NIS 3,535 million and a 60% interest in RSC totaling approximately NIS 208 million, as of December 31, 2011.

Financial Derivatives

The balance of financial derivatives arise mainly from swap-type foreign currency transactions, performed within the context of the Group’s policy to maintain as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are incurred (on a proportionate consolidation basis), and are presented at fair value. As of June 30, 2012, financial derivatives amounted to approximately NIS 883 million, compared to approximately NIS 937 million as of December 31, 2011. The decrease is due primarily to a change in the fair value.

Investment property and investment property under development

Investment property and investment property under development (including assets held for sale that are presented under current assets) as of June 30, 2012, amounted to approximately NIS 57.8 billion, compared to approximately NIS 53.9 billion as of December 31, 2011.

The increase in these balances in the Reporting Period is due to the acquisition of income-producing properties, development of new properties and redevelopment of existing properties at a total cost of approximately NIS 2.9 billion, adjustments to the fair value of investment property and investment property under development of an additional approximately NIS 1 billion, as well as being due to changes in exchange rates (the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel) amounting to an additional approximately NIS 0.9 billion in the Reporting Period. The aforesaid increase was partially offset by the disposal of investment property for a consideration of approximately NIS 0.9 billion.

Current liabilities

Current liabilities, as of June 30, 2012, totaled approximately NIS 5.6 billion, compared to approximately NIS 6.5 billion as of December 31, 2011; the balance is comprised primarily of current maturities of non-current liabilities in the amount of NIS 3.2 billion, compared to approximately NIS 4.0 billion as of December 31, 2011. The decrease is due primarily to a reduction in the current maturities of non-current liabilities that were settled in the Reporting Period. The current assets of approximately NIS 4.3 billion, the approved unutilized credit facilities of approximately NIS 6.6 billion, and also the cash flows provided by operating activities, are together significantly greater than the amount of the current liabilities and, accordingly, Company management believes these to be adequate to settle the current liabilities as of June 30, 2012.

Non-current liabilities

Non-current liabilities, as of June 30, 2012, totaled approximately NIS 41.9 billion, compared to approximately NIS 38.5 billion as of December 31, 2011. The increase in non-current liabilities is due mainly to debt (debentures, convertible debentures) raised by the Company and its consolidated subsidiaries in the Reporting Period, primarily in order to finance the investments in investment property and investment property under development and in order to finance the acquisition of shares of Group companies.

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Non-controlling interests

Non-controlling interests, as of June 30, 2012, amounted to approximately NIS 13.1 billion (December 31, 2011 – approximately NIS 12.3 billion); the balance is mainly comprised of the interests of EQY’s other shareholder at a rate of approximately 56.7% of EQY’s equity; the interests of FCR’s other shareholders at a rate of approximately 50.1% of FCR’s equity; the interests of CTY’s other shareholders at a rate of approximately 52.0% of CTY’s equity; and also the interests of GAA’s other shareholders at a rate of approximately 26.9% of GAA’s equity.

The increase in non-controlling interests is mainly due to the non-controlling interests’ share in the comprehensive income of subsidiaries in the Reporting Period and the issuance of shares to the non-controlling interests in subsidiaries. The aforesaid increase was largely offset by the non-controlling interests’ share in the dividends distributed by the subsidiaries.

Equity attributable to the equity holders of the Company

Equity attributable to the equity holders of the Company, as of June 30, 2012, amounted to approximately NIS 7,906 million, compared to approximately NIS 7,310 million as of December 31, 2011. The increase is mainly due to the net income attributable to the equity holders of the Company amounting to approximately NIS 546 million and the increase in the capital reserves line-item amounting to approximately NIS 182 million (primarily with respect to foreign currency translation adjustments of foreign operations resulting from changes in the exchange rates of the Euro, the U.S. Dollar and the Canadian Dollar against the New Israeli Shekel), which were partially offset by the dividends declared and paid amounting to approximately NIS 132 million.

The equity per share attributable to the equity holders of the Company as of June 30, 2012 totaled approximately NIS 48.0 per share, compared to approximately NIS 44.4 per share as of December 31, 2011. This is after a dividend distribution of NIS 0.80 per share in the Reporting Period.

Ratio of debt to total assets

The ratio of the Group’s interest-bearing net debt to its total assets stood at approximately 57.5% as of June 30, compared to approximately 60.6% as of June 30, 2011 and approximately 58.0% as of December 31, 2011.

The ratio of the Group’s interest-bearing debt to its total assets stood at approximately 58.7% as of June 30, compared to approximately 61.6% as of June 30, 2011 and approximately 59.6% as of December 31, 2011.

The ratio of the Group’s net interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at approximately 57.5% as of June 30, 2012, compared to approximately 58.8% as of June 30, 2011 and approximately 58.6% as of December 31, 2011.

The ratio of the Group’s interest-bearing debt to the Group companies’ total market capitalization (derived from the market price of subsidiaries’ shares) stood at approximately 58.7% as of June 30, 2012, compared to approximately 59.7% as of June 30, 2011 and approximately 60.2% as of December 31, 2011.

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2.3	Results of Operations

A.	The operating results are as follows:

	For the 6 months ended June 30		For the 3 months ended June 30		For the year ended December 31
	2012	2011(*)	2012	2011(*)	2011(*)
	NIS in millions (other than net earnings per share data)
Rental income	2,527	2,289	1,268	1,146	4,718
Revenues from sale of buildings, land and contractual works performed	932	279	456	279	1,001

Total revenues	3,459	2,568	1,724	1,425	5,719

Property operating expenses	822	755	403	366	1,522
Cost of buildings sold, land and contractual works performed	885	264	430	264	967

Total cost of revenues	1,707	1,019	833	630	2,489

Gross profit	1,752	1,549	891	795	3,230
Fair value gain from investment property and investment property under development, net	1,031	614	718	543	1,670
General and administrative expenses	(327)	(318)	(165)	(178)	(733)
Other income	125	45	35	29	119
Other expenses	(17)	(11)	(12)	(11)	(114)
Company’s share in earnings of associates and jointly controlled entities, net	154	197	74	128	334

Operating income	2,718	2,076	1,541	1,306	4,506

Finance expenses	(1,097)	(1,060)	(591)	(490)	(2,197)
Finance income	45	29	19	13	72

Profit before taxes on income	1,666	1,045	969	829	2,381
Taxes on income	343	201	211	157	328

Net income	1,323	844	758	672	2,053

Attributable to:
Equity holders of the Company	546	267	288	281	719
Non-controlling interests	777	577	470	391	1,334

	1,323	844	758	672	2,053

Net earnings per share attributable to equity holders of the Company (in NIS)
Basic net earnings	3.31	1.73	1.74	1.82	4.65

Diluted net earnings	3.24	1.71	1.70	1.80	4.30

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements

20

The statement of comprehensive income is as follows:

	For the 6 months ended June 30		For the 3 months ended June 30		For the year ended December 31
	2012	2011(*)	2012	2011(*)	2011(*)
	Nis in millions
Net income	1,323	844	758	672	2,053

Other comprehensive income (loss) (net of tax effect):

Exchange differences on translation of foreign operations	428	47	657	(183)	1,139
Realization of capital reserves on translation of foreign operations of companies accounted for using the equity method	3	12	—	12	12
Net gains (losses) on cash flow hedges	(37)	40	(63)	(31)	(139)
Net gains (losses) on available-for-sale- financial assets	34	(20)	33	(6)	(39)
Gain on revaluation of fixed assets of a jointly controlled company	16	9	19	10	28

Total other comprehensive income (loss)	444	88	646	(198)	1,001

Total comprehensive income	1,767	932	1,404	474	3,054

Attributable to:
Equity holders of the Company	752	368	575	186	1,231
Non-controlling interests	1,015	564	829	288	1,823

	1,767	932	1,404	474	3,054

(*)	Retroactively adjusted due to the implementation of new IFRSs; for details refer to notes 2.b, 2.c and 6 of the financial statements

21

B.	Analysis of Results of Operations for the Reporting Period

Rental income

Rental income increased by approximately 10% to approximately NIS 2,527 million in the Reporting Period, compared to approximately NIS 2,289 million in the corresponding period last year. The increase is due mainly to the initial operation of properties whose development has been completed, the operation of additional properties acquired during 2011 and 2012 and growth in income from existing properties.

Revenues from sale of buildings, land and contractual works performed

Revenues from the sale of buildings, land and contractual works performed totaled approximately NIS 932 million in the Reporting Period, comprising approximately NIS 146 million from the sale of buildings and land and approximately NIS 786 million from contractual works performed; this compares with a total of approximately NIS 279 million from contractual works performed in the corresponding period last year. The increase is due mainly to the initial consolidation of Acad at the beginning of the second quarter of 2011.

The gross profit from this activity amounted to approximately NIS 47 million in the Reporting Period, compared to a gross profit of approximately NIS 15 million in the corresponding period last year.

Property operating expenses

Property operating expenses totaled approximately NIS 822 million in the Reporting Period, constituting approximately 32.5% of total rental income, compared to approximately NIS 755 million, constituting approximately 33.0% of total rental income, in the corresponding period last year. The improvement in the property operating expenses as a percentage of total rental income is evident in most of the Group companies.

Gross profit from property rental activity

Gross profit from property rental activity in the Reporting Period grew by approximately 11%, compared to the corresponding period last year, to approximately NIS 1,705 million (approximately 67.5% of total rental income); this compares to approximately NIS 1,534 million (approximately 67.0% of total rental income) in the corresponding period last year. The increase in gross profit from property rental activity is evident in most of the Group companies.

Fair value gain from investment property and investment property under development, net

The Company applies the fair value model, as prescribed in IAS 40 (Revised) – “Investment Property”. As a result of implementing this standard, the Group recognized, in the Reporting Period, a fair value gain on its properties in a gross amount of approximately NIS 1,031 million, compared to a fair value gain of approximately NIS 614 million in the corresponding period last year. The largest increases in the value of investment property in the Reporting Period were recorded at FCR and EQY.

General and administrative expenses

General and administrative expenses totaled approximately NIS 327 million (approximately 9.5% of total revenues) in the Reporting Period, compared to approximately NIS 318 million (approximately 12.4% of total revenues) in the corresponding period last year.

Other income

Other income of NIS 125 million in the Reporting Period is comprised mainly of a bargain purchase gain of approximately NIS 119 million, resulting from the acquisition of ATR shares through stock exchange trades; for further details, refer to note 3.h of the financial statements.

22

Company’s share in earnings of associates and jointly controlled entities, net

This line-item is comprised mainly of the Company’s share of ATR’s earnings in the Reporting Period, in an amount of approximately NIS 123 million, compared to approximately NIS 144 million in the corresponding period last year and the Company’s share of RSC’s earnings in the Reporting Period, in an amount of approximately NIS 11 million, compared to approximately NIS 7 million in the corresponding period last year. In the corresponding period last year, this line-item included the Company’s share of Acad’s earnings (through March 31, 2011) in an amount of approximately NIS 30 million.

Finance expenses

Finance expenses amounted to approximately NIS 1,097 million in the Reporting Period, compared to approximately NIS 1,060 million in the corresponding period last year. The increase in finance expenses in the Reporting Period is due to growth in the balance of the interest-bearing debt of the Company and the consolidated subsidiaries from an average balance of approximately NIS 33.6 billion in the first six months of 2011 to an average balance of approximately NIS 38.9 billion in the Reporting Period. The finance expenses reflect average nominal annual interest of approximately 5.4% on the loans of the Company and the consolidated subsidiaries, compared to approximately 6.1% in the corresponding period last year. The decrease in the nominal interest is due mainly to loans that are linked to the Israeli (known) consumer price index, which rose by approximately 1.3% in the Reporting Period, compared to a rise of approximately 2.2% in the corresponding period last year. In addition, there was also an interest rate decrease in some of the currencies in which the Group operates and a decrease in the cost of debt.

Finance income

Finance income totaled approximately NIS 45 million in the Reporting Period, compared to approximately NIS 29 million in the corresponding period last year. Finance income in the Reporting Period was mainly comprised of income of approximately NIS 31 million from interest (in the corresponding period last year – income of approximately NIS 18 million) and income of approximately NIS 14 million from the realization of securities and dividend income (in the corresponding period last year – income of approximately NIS 7 million).

Taxes on income

Taxes on income in the Reporting Period are mainly comprised of deferred tax expenses of approximately NIS 326 million, which arise mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property; this compares to deferred tax expenses of approximately NIS 188 million in the corresponding period last year, which arose mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property and to the change in the fair value of financial derivatives. In addition, taxes on income in the Reporting Period also include the Group companies’ current tax expenses of approximately NIS 17 million, compared to approximately NIS 13 million in the corresponding period last year. As to details regarding an amendment to IAS 12 and its effect on the financial statements, refer to notes 2.b and 6 of the financial statements.

23

C.	Analysis of Results of Operations for the Second Quarter of 2012

Rental income

Rental income increased by approximately 11% to approximately NIS 1,268 million in the second quarter of 2012, compared to approximately NIS 1,146 million in the corresponding quarter last year. The increase is due mainly to the initial operation of properties whose development has been completed, the operation of additional properties acquired during 2011 and 2012 and growth in income from existing properties.

Revenues from sale of buildings, land and contractual works performed

Revenues from the sale of buildings, land and contractual works performed totaled approximately NIS 456 million in the second quarter of 2012, comprising approximately NIS 41 million from the sale of buildings and land and approximately NIS 415 million from contractual works performed; this compares with a total of approximately NIS 279 million from contractual works performed in the corresponding quarter last year.

The gross profit from this activity amounted to approximately NIS 26 million in the second quarter of 2012, compared to a gross profit of approximately NIS 15 million in the corresponding quarter last year.

Property operating expenses

Property operating expenses totaled approximately NIS 403 million in the second quarter of 2012, constituting approximately 31.8% of total rental income, compared to approximately NIS 366 million, constituting approximately 31.9% of total rental income, in the corresponding quarter last year. The improvement in the property operating expenses as a percentage of total rental income is evident in most of the Group companies.

Gross profit from property rental activity

Gross profit from property rental activity in the second quarter of 2012 grew by approximately 11%, compared to the corresponding quarter last year, to approximately NIS 865 million (approximately 68.2% of total rental income); this compares to approximately NIS 780 million (approximately 68.1% of total rental income) in the corresponding quarter last year. The increase in gross profit from property rental activity is evident in most of the Group companies.

Fair value gain from investment property and investment property under development, net

The Company applies the fair value model, as prescribed in IAS 40 (Revised) – “Investment Property”. As a result of implementing this standard, the Group recognized, in the second quarter of 2012, a fair value gain on its properties in a gross amount of approximately NIS 718 million, compared to a fair value gain of approximately NIS 543 million in the corresponding quarter last year. The largest increases in the value of investment property in the second quarter of 2012 were recorded at FCR and EQY.

General and administrative expenses

General and administrative expenses totaled approximately NIS 165 million (approximately 9.6% of total revenues) in the second quarter of 2012, compared to approximately NIS 178 million (approximately 12.5% of total revenues) in the corresponding quarter last year.

Other income

Other income of NIS 35 million in the second quarter of 2012 is comprised mainly of a bargain purchase gain of approximately NIS 35 million, resulting from the acquisition of ATR shares through stock exchange trades; for further details, refer to note 3.h of the financial statements.

24

Company’s share in earnings of associates and jointly controlled entities, net

This line-item is comprised mainly of the Company’s share of ATR’s earnings in the second quarter of 2012, in an amount of approximately NIS 51 million, compared to approximately NIS 105 million in the corresponding quarter last year and the Company’s share of RSC’s earnings in the second quarter of 2012, in an amount of approximately NIS 6 million, compared to approximately NIS 5 million in the corresponding quarter last year.

Finance expenses

Finance expenses amounted to approximately NIS 591 million in the second quarter of 2012, compared to approximately NIS 490 million in the corresponding quarter last year. The increase in finance expenses in the second quarter of 2012 compared to the corresponding quarter last year is due mainly to an increase in losses from the revaluation of financial derivatives, primarily with respect to hedging transactions (mainly swap-type), as well as to growth in the balance of the interest-bearing debt of the Company and the consolidated subsidiaries from an average balance of approximately NIS 31.7 billion in the second quarter of 2011 to an average balance of approximately NIS 39.1 billion in the second quarter of 2012. The finance expenses reflect average nominal annual interest of approximately 6.0% on the loans of the Company and the consolidated subsidiaries, compared to approximately 6.4% in the corresponding quarter last year. The reduction in the nominal interest is due mainly to the interest rate decline in some of the currencies in which the Group operates and a decrease in the cost of debt.

Finance income

Finance income totaled approximately NIS 19 million in the second quarter of 2012, compared to approximately NIS 13 million in the corresponding quarter last year. Finance income in the second quarter of 2012 was mainly comprised of income of approximately NIS 16 million from interest (in the corresponding quarter last year – income of approximately NIS 11 million) and income of approximately NIS 7 million from the realization of securities and dividend income (in the corresponding quarter last year – income of approximately NIS 1 million).

Taxes on income

Taxes on income in the second quarter of 2012 are mainly comprised of deferred tax expenses of approximately NIS 202 million, which arise mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property; this compares to deferred tax expenses of approximately NIS 148 million in the corresponding quarter last year, which arose mainly from an increase in the deferred taxes liability relating to the fair value gain on investment property and to the change in the fair value of financial derivatives. In addition, taxes on income in the second quarter of 2012 also include the Group companies’ current tax expenses of approximately NIS 9 million, compared to approximately NIS 9 million in the corresponding quarter last year. As to details regarding an amendment to IAS 12 and its effect on the financial statements, refer to notes 2.b and 6 of the financial statements.

2.4	Liquidity and Sources of Finance

The Group has a policy of maintaining an appropriate level of liquidity that enables the pursuit of business opportunities in its areas of operations, as well as flexibility in accessibility to sources of finance.

The sources of the Group’s liquid assets are its cash reserves (derived from its income-producing properties), credit facilities, mortgages and long-term loans and raisings of debentures, convertible debentures and equity. The Group uses these liquid resources for the acquisition, development and redevelopment of income-producing properties, the settlement of liabilities, investments in associates, other investments and the payment of dividends.

25

As of June 30, 2012, the liquid assets available to the Company and its consolidated subsidiaries, including short-term investments, totaled approximately NIS 1.9 billion, compared to approximately NIS 2.5 billion as of December 31, 2011. In addition, as of June 30, 2012, the Company and its consolidated subsidiaries have unutilized approved credit facilities available for immediate drawdown of approximately NIS 6.6 billion, compared to approximately NIS 5.4 billion as of December 31, 2011.

As of June 30, 2012, the Company and its consolidated subsidiaries have unutilized approved credit facilities available for immediate drawdown and liquid balances totaling approximately NIS 8.5 billion at its disposal.

As of June 30, 2012, the Company and its consolidated subsidiaries also have unencumbered investment property and investment property under development, which is carried in the books at its fair value of approximately NIS 35.2 billion.

As of June 30, 2012, the Company, on both a consolidated and a stand-alone basis, has a negative working capital amounting to approximately NIS 1,278 million and approximately NIS 520 million, respectively. At the same time, the Company, on both a consolidated and a stand-alone basis (including wholly owned subsidiaries), has at its disposal approved credit facilities, which are available for immediate drawdown, amounting to approximately NIS 6.6 billion and approximately NIS 1.4 billion, respectively. In line with Group policy, the Group customarily finances its activities by means of revolving credit facilities, and raises equity and long-term debt from time to time, in accordance with the market conditions. For details regarding: equity and debt raising by FCR subsequent to the Reporting Date, refer to notes 4.a and 4.c of the financial statements; equity raising by EQY subsequent to the Reporting Date, refer to note 4.e of the financial statements; and also the sale of the Company’s holdings of CTY’s convertible debentures in an amount of approximately EUR 42 million, subsequent to the Reporting Date, refer to note 4.b of the financial statements.

The stand-alone financial statements of the Company indicate the existence of a warning sign, as defined in Regulation 10(b)(14) of the Securities Regulations (Immediate and Periodic Reports), 1970, this being the existence of negative cash flows from operating activities (totaling approximately NIS 241 million) and negative working capital (as detailed above). Due to the existence of this warning sign, the Company’s Board of Directors has examined the liabilities of the Company for the cash flow forecast period (viz., through the end of 2014) and the sources of finance available for the repayment of these liabilities (as detailed above) and has determined that, in light of the above sources that are available to the Company and in light of the fact that the stand-alone financial statements of the Company do not include the figures of the Company’s wholly-owned subsidiaries through which it operates, there is no reasonable doubt that, during the cash flow forecast period, the Company would not be able to meet its existing and anticipated liabilities when they fall due, and that, in light of the above sources that are available to the Group, the existence of negative working capital is not sufficient to indicate that the Group has a liquidity problem.

Cash Flows

Cash inflows from operating activities in the Reporting Period and in the second quarter of 2012 totaled approximately NIS 395 million and approximately NIS 283 million, respectively, compared to approximately NIS 290 million and approximately NIS (20) million, respectively, in the corresponding periods last year.

In the Reporting Period, the activities of the Company and its consolidated subsidiaries were funded by means of the issuance of debentures and convertible debentures in a net amount of approximately NIS 2,172 million and by means of the realization of investments in available-for-sale securities and deposits in a net amount of approximately NIS 477 million. The proceeds from the above sources were used primarily for the acquisition of investment property and the development of new properties in a net amount of approximately NIS 1,914 million, for the repayment of loans and credit facilities in a net amount of approximately NIS 519 million, for the grant of loans to partners in a net amount of approximately NIS 175 million and also for investments in investees in an amount of approximately NIS 194 million.

26

In the second quarter of 2012, the activities of the Company and its consolidated subsidiaries were funded by means of the issuance of debentures and convertible debentures in a net amount of approximately NIS 1,782 million and by means of the realization of investments in available-for-sale securities and deposits in a net amount of approximately NIS 226 million. The proceeds from the above sources were used primarily for the acquisition of investment property and the development of new properties in a net amount of approximately NIS 1,282 million, for the repayment of loans and credit facilities in a net amount of approximately NIS 129 million, for investments in investees in an amount of approximately NIS 35 million and also for the grant of loans to partners in a net amount of approximately NIS 35 million.

2.5	Repurchase Program

On September 13, 2011, the Company’s Board of Directors resolved to adopt a program to repurchase Company debentures (series A and/or series C and/or series F) with a scope of NIS 50 million. The program was to run through December 31, 2011; however in January 2012 it was extended to December 31, 2012 (and was also broadened to encompass series B debentures), with the acquisitions that are made within its framework taking place from time to time and at the discretion of the Company’s management. As of June 30, 2012 and shortly before the publication date of this report, the Company had repurchased debentures with a par value of approximately NIS 5.4 million under the aforementioned program. For further details regarding the repurchase program, refer to the Immediate Reports that the Company issued on September 13, 2011 (Reference No.: 2011-01-273129) and January 4, 2012 (Reference No.: 2012-01-006039).

3.	Reporting of Exposure to Market Risks and their Management

A.	The individuals responsible for managing and reporting the Company’s market risks are the President and the Senior Executive Vice President and CFO of the Company. Since March 27, 2012, the approval date of the Company’s annual report for 2011, there have not been any material changes in the types of market risks to which the Company is exposed and their management.

B.	The Group raises debt in various capital markets and by means of various instruments in accordance with the Group's requirements and markets conditions. Generally, the Company believes in raising debt with a long-term maturity and bearing fixed interest (although such debt is usually more expensive than debt with a short-term maturity), with the aim of maintaining maximum financial flexibility and reducing exposure to sharp changes in variable interest. The Group maintains a mix in the split between variable and fixed interest, including by means of swap transactions where fixed interest is exchanged for variable interest and vice versa. In the range of considerations that come into play in striving to achieve the above aim, a major consideration is the attempt to preserve a mix that will align with the asset management strategy, which is mainly related to the mix of tenants and the construction status of properties under development, for the reasons detailed below. In the Company’s estimation, tenants whose leases have a relatively short term to maturity (in contrast to anchor tenants whose leases have long terms to maturity) are generally more vulnerable during periods of recession or economic uncertainty. Based on past experience, the Company estimates that during such periods interest rates are generally likely to fall (during periods of economic crisis, governments tend to adopt a monetary policy of interest reduction, in order to stimulate renewed growth in their countries). Therefore, as a general rule, the Company attempts to achieve a certain (though not absolute) alignment between the scope of its income from tenants with the aforementioned characteristics and the scope of the Group’s variable interest-bearing debt, whereby the more the risks associated with this kind of tenant materialize, the greater will be the level of flexibility in interest terms and lower interest rates during such periods. A similar principle is applied with regard to properties under construction. Through to the time of signing a binding contract with tenants, Company management prefers to assume debt bearing variable interest, thereby giving the Company greater flexibility (while, once lease agreements have been entered into that provide the Group with a relatively assured cash flow, the Company generally prefers funding at fixed interest).

27

C.	Changes in foreign currency exchange rates – From January 1, 2012 through June 30, 2012, the New Israeli Shekel devalued against the Canadian Dollar and the U.S. Dollar by approximately 2.3% and 2.7%, respectively, and appreciated against the Euro by approximately 0.1%. As to the effect of exchange rates on the Company’s equity, refer to the linkage bases report as of June 30, 2012, attached as Appendix A to the Directors’ Report. In addition, from June 30, 2012 until shortly before the date of approval of this report, the New Israeli Shekel devalued against the U.S. Dollar, the Canadian Dollar and the Euro by approximately 2.8%, 6.6% and 0.6%, respectively.

In addition, some of the Company’s liabilities (with respect to its operations in Israel) are linked to changes in the Israeli consumer price index. From January 1, 2012 through June 30, 2012, the (known) consumer price index rose by 1.3%. As to the effect of changes in the consumer price index on the equity of the Company, refer to the linkage bases report as of June 30, 2012, attached as Appendix A to the Directors’ Report. In addition, from June 30, 2012 until shortly before the date of approval of this report, the (known) consumer price index decrease by 0.2%.

D.	During the period from January 1, 2012 through the date on which the financial statements were signed, the individuals responsible for reporting and managing the Company’s market risks (the Company’s President and its Senior Executive Vice President and CFO) have held and continue to hold regular weekly discussions concerning the exposure to market risks, including changes in exchange rates and interest rates. In addition, during the above period, the Company’s Board of Directors discussed the said risks and the Company’s policy regarding them during the meetings at which the financial statements as of December 31, 2011, March 31, 2012 and June 30, 2012 were approved.

E.	As in the past, the Company maintains as close a correlation as possible between the currency in which properties are acquired and the currency in which the liabilities to finance the acquisition of those properties are taken out. Management regularly evaluates the linkage bases report and takes appropriate action in accordance with exchange rate fluctuations. As a general rule, the Company strives to hold its equity in the currencies of the various markets in which it operates and in the same proportions as the assets in each such currency bear to the total assets, while making occasional hedging transactions to mitigate the aforementioned exposure to changes in foreign currency exchange rates. The Group primarily manages and hedges the economic risks to which it is exposed. For details regarding the scope of the Company’s exposure to each of the currencies to which it is exposed (the Euro, the U.S. Dollar and the Canadian Dollar), with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting cross-currency swaps, as of June 30, 2012, refer to the table attached as Appendix B to the Directors’ Report.

As of June 30, 2012, the economic exposure of the Company’s equity to the various currencies is distributed as follows1:

[1]	Refer to Appendix B to the Directors’ Report.

28

4.	Corporate Governance Aspects

4.1	Donations

The Company customarily makes donations to charities and to projects for community welfare and education in the various countries in which it operates. Within the framework of this activity the Company has pledged to support a number of agencies through a perennial donation framework, as follows:

A.	The Company has adopted a battalion of front-line conscripts within the framework of the “Adopt a Front-Line Soldier” Project. Within the framework of this project, the Company has pledged to make an annual donation of NIS 100,000 for 3 years (commenced in 2010).

B.	The Company makes donations to the Interdisciplinary Center (IDC) Herzliya, which has established an institute that is engaged in research and studies in the fields of real estate initiation and management (The Gazit-Globe Institute). The Company has pledged to donate a total amount of U.S.$ 2,900 thousand to the IDC through 2018.

C.	“Gazit for Education” Project – In 2011, the Company’s Board of Directors approved the establishment of a project to support the education of youngsters in southern Israel, mainly through the grant of scholarships, the support of youth centers and assistance to schools. A budget framework of NIS 7 million per annum was also approved.

In addition, the Group makes donations to numerous other institutions.

In the Reporting Period, the Group’s donations amounted to approximately NIS 1,443 thousand.

4.2	Disclosure Regarding the Financial Statements’ Approval Process

As resolved by the Company’s Board of Directors, the Company’s Audit and Balance Sheet Committee is responsible for the ultimate audit in the Company. As part of this role, the Audit and Balance Sheet Committee discusses, inter alia, the Company’s financial statements, including audit topics relating to ultimate audit, and presents its recommendations to the Board of Directors. Hence, the committee that conducts the examination of the financial statements (as this is defined in the Companies Regulations (Instructions and Conditions Regarding the Approval of the Financial Statements), 2010) is the Company’s Audit Committee.

The four members appointed to the Audit and Balance Sheet Committee are Messrs. Yair Orgler (an external director and the Chairman of the Committee), Noga Knaz (an external director), Shay Pilpel (an independent director) and Chaim Ben-Dor. All the members of the Committee are classified as possessing accounting and financial expertise.

For details regarding the qualifications, education, experience and know-how of the above directors, which form the basis for the Company deeming these directors to be capable of reading and understanding the financial statements and to possess accounting and financial expertise, refer to Regulation 26 of Chapter D of the Company’s 2011 Periodic Report. All the above directors have provided a declaration, in accordance with the meaning thereof in Regulation 1 of the Companies Regulations (Instructions and Conditions Regarding the Approval of the Financial Statements), 2010.

A meeting of the Audit and Balance Sheet Committee, within the framework of which the committee’s recommendations to the Board of Directors were discussed and formulated, was held on August 16, 2012. All the members of the Audit and Balance Sheet Committee attended the meeting, as so did the Company’s President, Mr. Aharon Soffer, the Company’s Senior Executive Vice President and CFO, Mr. Gadi Cunia, the Company’s Senior Executive Vice President and General Counsel and Company Secretary, Mr. Eran Ballan, the Company’s Vice President and Controller, Mr. Rami Vaisenberger, the Company's Chief Accounting Officer, Mr. Shlomi Cohen, representatives that advise the Company on behalf of the independent auditors, representatives of the law firm that advises the Company and the Company’s economic advisors.

29

Within the framework of the process of the Company’s financial statements being approved by the Board of Directors and their being discussed by the Audit and Balance Sheet Committee, a draft of the financial statements, a draft of the other parts of the quarterly report, as well as a draft of the presentation reviewing the operations in the Reporting Period, are sent for the perusal of the members of the committee several days before the date of the meeting of the Audit and Balance Sheet Committee.

During the Audit and Balance Sheet Committee’s meetings, the Senior Executive Vice President and CFO, Mr. Gadi Cunia, provided a review of the Company’s financial position, its operating results and its cash flows, and presented data concerning the Company’s activities together with a comparison with prior periods. During the discussion, the Company’s management (including, the President of the Company, the Senior Executive Vice President and CFO of the Company and the Controller of the Company) reviewed the major financial reporting issues that arose in the course of preparing the financial statements, including a review of transactions not within the normal course of business, the assessments and estimates applied in connection with the financial statements, the principles applied in assessing the fair value of the Company’s investment property and of its other assets and liabilities on which the data in the financial statements are based, internal controls relating to the financial reporting, matters relating to the completeness and fairness of the disclosures in the financial statements, aspects of the accounting policy adopted and changes thereto, the accounting treatment applied with regard to material matters, and the possible effect on the financial statements of significant risks and exposures. The representative of the independent auditors presented to the committee the principle issues that arose in the course of their work reviewing the financial statements. Management and the Company’s independent auditors responded to questions from the directors with regard to the financial statements and to all matters discussed at the committee’s meeting.

The Audit and Balance Sheet Committee drew up its recommendations with regard to the approval of the financial statements and these were presented (in writing) to the rest of the members of the Board of Directors shortly after the committee’s meeting.

The Company’s Board of Directors discussed the recommendations of the Audit and Balance Sheet Committee at the meeting of the Board of Directors on August 20, 2012 at which approval of the financial statements was discussed. In the opinion of the Board of Directors, the recommendations of the committee were presented a reasonable time prior to the discussion of the Board of Directors, taking into consideration the scope and complexity of the recommendations and also considering the fact that the draft of the financial statements had been sent in advance to all members of the Board of Directors in reasonable time. The period determined by the Board of Directors as being a “reasonable time” for this purpose is between two and four business days, in accordance with the actual circumstances of the financial statements presented for approval, including their complexity and the unique issues contained therein.

At the meeting of the Board of Directors at which the said financial statements were approved, all members of the Board of Directors serving on the date of approval of the financial statements were present (for the names of the members of the Board of Directors and their other particulars, refer to Regulation 26 in Chapter D of the 2011 Periodic Report), as well as all the parties who had attended the meetings of the Audit and Balance Sheet Committee, as detailed above.

During the meeting of the Board of Directors at which the financial statements were discussed and approved, the Company’s management reviewed the financial position, the operating results and the cash flows of the Company, while making reference to various material matters and issues and discussing the effectiveness of the internal control.

5.	Disclosure Regarding the Financial Reporting of the Company

5.1	Additional Information and Events Subsequent to the Reporting Date

A.	For details regarding a debenture offering by FCR of approximately C$ 50 million, refer to note 4.a of the financial statements.

30

B.	For details regarding the sale of all the Company’s holdings of CTY’s convertible debentures to third party and to CTY, refer to note 4.b of the financial statements.

C.	For details regarding a share offering by FCR of approximately C$ 47 million, refer to note 4.c of the financial statements.

D.	For details regarding FCR’s notice of early redemption of outstanding series D debentures amounting to approximately C$ 99 million, refer to note 4.d of the financial statements.

E.	For details regarding a share offering by EQY and the Company’s participation in this offer, refer to note 4.e of the financial statements.

5.2	Critical Accounting Estimates

In the course of preparing the financial statements, the Group’s management is required to make estimates and assessments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities.

Management bases its estimates and assessments, including those prepared by independent external professional parties (e.g., appraisers and assessors), on past experience and other factors that, in its opinion, are relevant taking the particular circumstances into account. Actual results could differ from these assessments under different assumptions or conditions.

In the Reporting Period, no changes occurred in the critical estimates which have the potential to materially affect the financial statements, apart from the revaluation of financial derivatives and the purchase price allocation (PPA) with respect to the acquisition of ATR shares.

6.	Details Concerning the Corporation’s Publicly-Held Commitment Certificates

A.	Collateral for debentures (series J)

The Company’s commitments pursuant to the debentures (series J) are secured by a fixed, first-ranking charge on the rights relating to properties, as detailed in the Company’s immediate report from January 18, 2009 (reference no. 2009-01-016440) (the “preliminary report”) and in the shelf offer report from February 19, 2009 (reference no. 2009-01-040392) (the “shelf offer report”; the information contained in the preliminary report and in the shelf offer report is hereby presented by means of this reference). No material changes have occurred in the value of the pledged properties as of June 30, 2012, compared to their value as presented in the 2011 Periodic Report.

B.	For details regarding an offering of debentures (series D and series K) through extending the series, refer to note 3.c of the financial statements.

C.	For details regarding an offering of debentures (series J) and warrants exercisable into debentures (series K), refer to note 3.k of the financial statements.

D.	On May 15, 2012, S&P Maalot reaffirmed an A+ rating (Israeli scale) for all of the Company’s series of outstanding debentures and revised its outlook from Positive to Stable.

E.	On August 9, 2012, a meeting of the debenture (series D) holders approved the appointment of Hermetic Trust (1975) Ltd. as trustee for the debentures (series D) in place of Aurora Fidelity Trust Co. Ltd., subject to receiving court approval.

August 20, 2012
Date of Approval	Chaim Katzman	Aharon Soffer
of Directors’ Report	Chairman of the Board of Directors	President

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Appendix A to the Directors’ Report

Linkage Bases Report

	As of June 30, 2012
	Linked to	In U.S.$	In C$	In EUR	In non-
	the consumer	or linked	or linked	or linked	CPI-	Other
	price index	thereto	thereto	thereto	linked NIS	currencies	Unlinked	Total
	NIS in millions
Monetary assets
Cash and cash equivalents	76	306	297	412	330	21	—	1,442
Deposits and short-term loans	105	45	231	4	—	—	—	385
Securities at fair value through profit or loss	—	—	—	—	—	—	62	62
Trade receivables and other accounts receivable	21	68	84	65	601	45	151	1,035
Other long-term investments, loans and receivables	156	315	120	—	4	2	—	597
Available-for-sale securities	—	—	—	—	—	—	375	375
Financial derivatives	—	—	—	—	—	—	961	961
Deferred taxes	—	—	—	—	—	—	199	199

	358	734	732	481	935	68	1,748	5,056
Non-monetary assets [1]	—	16,088	25,123	13,137	2,581	5,436	1,044	63,409

Total assets	358	16,822	25,855	13,618	3,516	5,504	2,792	68,465

Monetary liabilities
Credit from banks and others	61	—	36	109	83	—	—	289
Trade payables and other accounts payables	129	234	534	171	817	71	95	2,051
Advances from customers and buyers of apartments	—	—	—	—	—	—	225	225
Liabilities attributable to assets held for sale	—	83	—	—	—	—	—	83
Debentures	[2]7,490	2,924	5,409	1,082	[3]1,772	—	—	18,677
Convertible debentures	—	—	1,462	138	2	—	—	1,602
Interest-bearing liabilities to financial institutions and others	347	5,023	6,833	5,882	—	2,889	—	20,974
Financial derivatives	—	—	—	—	—	—	410	410
Other financial liabilities	2	53	128	36	—	4	89	312
Employee benefit liabilities, net	—	—	—	—	7	—	—	7
Deferred taxes	—	—	—	—	—	—	2,805	2,805

Total liabilities	8,029	8,317	14,402	7,418	2,681	2,964	3,624	47,435

Assets, net of liabilities	(7,671)	8,505	11,453	6,200	835	2,540	(832)	21,030

[1]	Mainly investment property, investment property under development and fixed assets.
[2]	Of the total of NIS 7,490 million, the Company has cross-currency swap transactions on an amount of NIS 2,882 million.
[3]	Of the total of NIS 1,772 million, the Company has cross-currency swap transactions on an amount of NIS 1,606 million.

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Appendix B to the Directors’ Report

Additional Information regarding Currency Exposure

as of June 30, 2012

Presented below are details regarding the scope of the Company’s exposure to each currency to which it is exposed (the Euro, the U.S. Dollar and the Canadian Dollar) with respect to which cross-currency swaps have been transacted, and regarding the scope of the remaining exposure after transacting the cross-currency swaps, as of June 30, 2012. The following table presents the assets and the liabilities presented in the Company’s statement of financial position (in the original currency and in New Israeli Shekels1) and the percentages that they represent of the total assets and liabilities, respectively, on a proportionately consolidated basis2, and the total financial adjustments made by the Company by means of cross-currency swap transactions, in order to correlate, as far as possible, the composition of the equity to the composition of the assets (from a currency perspective). As illustrated by the table, the assets and liabilities for each particular currency do not fully correlate, and the exposure to each such currency is reflected in the differences, as presented in the table.

Data presented in millions	NIS	U.S.$	EUR	C$	Total in NIS
Assets in original currency	3,234	2,163	2,483	3,260
Assets in NIS	3,234	8,485	12,246	12,470	36,435
% of total assets	9	23	34	34	100
Liabilities in original currency	9,177	1,183	1,397	1,910
Cross-currency swap transactions in original currency	(6,112)	249	480	577
Liabilities in original currency	3,065	1,432	1,877	2,487
Liabilities in NIS adjusted for swaps	3,065	5,618	9,257	9,514	27,454
% of total liabilities	11	20	34	35	100
Total equity in original currency	169	731	606	773
Total equity in NIS	169	2,867	2,989	2,956	8,981
% of total equity	2	32	33	33	100

[1]	According to exchange rates as of June 30, 2012.
[2]

The Company’s statement of financial position presented on a proportionately consolidated basis has not been prepared in conformance with accounting principles, but according to the Company’s holding percentages in each of the consolidated subsidiaries at the stated date.

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UPDATE TO THE DESCRIPTION OF THE COMPANY’S BUSINESS FOR THE 2011 PERIODIC

REPORT OF GAZIT-GLOBE LTD. (the “Company”)

Pursuant to Regulation 39A of the Securities Regulations (Periodic and Immediate Reports), 1970, details are presented below concerning material changes and developments that have taken place in the Company’s business since the publication of the Company’s Periodic Report for 2011 (the “Periodic Report”), for each matter that has to be described in the Periodic Report.

Update to Section 3 – Dividend distributions in the last two years

A.	On April 23, 2012, the Company distributed a dividend to its equity holders in the amount of approximately NIS 66 million (NIS 0.40 per share).

B.	For details regarding the dividend declared by the Company subsequent to the Reporting Date, refer to note 4.f of the financial statements.

Update to Section 6 – Acquisition, development and operation of shopping centers in the U.S.

A.	For details regarding EQY’s receipt of an unsecured loan in the amount of U.S.$ 250 million, and the contract entered into by EQY for the purpose of fixing the Libor interest that the loan bears, refer to note 3.e of the financial statements.

B.	For details regarding the closing of EQY’s secondary offer to the public for LIH, for the sale of approximately 4.1 million EQY shares held by LIH, refer to note 3.g of the financial statements.

C.	For details regarding the closing of a public offering of 4.1 million shares and a private issuance of 0.5 million EQY shares to a wholly-owned subsidiary of the Company, refer to note 4.e of the financial statements.

Update to Section 7 – Acquisition, development and operation of shopping centers in Canada

A.	For details regarding the public offering in Canada made by FCR by means of a shelf prospectus of C$ 75 million par value of unsecured convertible debentures (series H), which bear annual interest at the rate of 4.95%, refer to note 3.f of the financial statements.

B.	For details regarding the public offering in Canada made by FCR of C$ 175 million par value of unsecured debentures (series N), which bear annual interest at the rate of 4.50%, refer to note 3.i of the financial statements.

C.	For details regarding the public offering in Canada made by FCR of C$ 52.5 million par value of unsecured convertible debentures (series I), which bear annual interest at the rate of 4.75%, refer to note 3.j of the financial statements.

D.	For details regarding the public offering in Canada made by FCR of C$ 150 million par value of unsecured convertible debentures (series O), which bear annual interest at the rate of 4.43%, refer to notes 3.q and 4.a of the financial statements.

E.	For details regarding the closing of a transaction with underwriters for the public offering in Canada of 2.5 million units, each of which is composed of one ordinary share and one warrant for the purchase of one FCR share, at a price of C$ 18.75 per unit and for a total consideration of approximately C$ 47 million, refer to note 4.c of the financial statements.

F.	For details regarding the early redemption by FCR of the outstanding C$ 97 million par value of series D debentures, refer to note 4.d of the financial statements.

Update to Section 8 – Acquisition, development and operation of shopping centers in Northern Europe

A.	For details regarding the public offering in Finland made by CTY of EUR 150 million par value of unsecured debentures, which bear annual interest at the rate of 4.25%, refer to note 3.l of the financial statements.

B.	For details regarding the repurchase by CTY of convertible debentures, refer to note 4.b of the financial statements.

C.	For details of the sale by the Company of EUR 42 million par value of convertible debentures of CTY, subsequent to the Reporting Date, to third parties and to CTY, refer to note 4.b of the financial statements.

Update to Section 9 – Acquisition, development and operation of shopping centers in Central and Eastern Europe

A.	For details regarding the acquisition of ATR shares by the Company through stock exchange trades, refer to note 3.h of the financial statements.

B.	For details regarding publication by ATR of a purchase offer for EUR 100 million par value of debentures, see note 3.p of the financial statements.

Update to Section 10 – Initiation, development, management and construction of real estate projects

For details regarding an offering by means of a shelf prospectus of approximately NIS 62 million par value of debentures (series F) by Dori Group, refer to note 3.d of the financial statements.

Update to Section 11.5 – GAA

For details regarding the acquisition of all the GAA shares that are not already held by the Group, to be paid for in cash and in FCR shares, and also the acquisition by FCR of all the shares of ProMed (CA), by means of an allotment of FCR shares, from GAA, refer to note 3.m of the financial statements.

Update to Section 11.9 – RSC

For details regarding the sale by RSC of 12 senior housing facilities for a total consideration of U.S.$ 230 million, refer to note 3.o of the financial statements.

Update to Section 20 – Financing

A.	For details regarding a private offering of NIS 130 million par value of debentures (series J) by the Company to institutional investors, together with approximately 2.6 million warrants (non-listed) that are exercisable into up to approximately NIS 260 million par value of debentures (series K), refer to note 3.k of the financial statements. .

B.	On May 15, 2012, S&P Maalot announced its reconfirmation of the A+ (Israeli scale) rating on the various series of the Company’s debentures and that it was revising the outlook from Positive to Stable.

C.	On June 28, 2012, the Company entered into an agreement with an Israeli bank to extend a U.S.$ 200 million credit facility for a period of five years. No material changes were made to the rest of the principal terms of the credit facility.

Disclosure Concerning Very Material Properties Pursuant to Chapter F of the Disclosure Guideline

Regarding Investment Property Activity

G ONE

	Quarter 2 2012	Quarter 1 2012	As of December 31, 2011and for the year then ended
Value of property (NIS in 000’s)	285,000	282,000	282,000
Building rights and other adjustments (NIS in 000’s)	16,000	16,000	16,000
NOI in the period (NIS in 000’s)	5,075	5,017	20,125
Revaluation gains (losses)in the period (NIS in 000’s)	3,195	(86)	17,047
Average occupancy rate in the period	98%	98%	100%
Rate of return (%)	7.1%	7.1%	7.1%
Average annual rental per sq. meter (NIS)	821	819	797
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	—

G TWO

	Quarter 2 2012	Quarter 1 2012	As of December 31, 2011 and for the year then ended
Value of property (NIS in 000’s)	262,000	258,900	258,900
Land reserve and building rights (NIS in 000’s)	45,000	45,000	45,000
NOI in the period (NIS in 000’s)	4,499	4,677	18,953
Revaluation gains (losses)in the period (NIS in 000’s)	2,890	(571)	24,649
Average occupancy rate in the period	98%	99%	100%
Rate of return (%)	7.0%	7.2%	7.3%
Average annual rental per sq. meter (NIS)	854	859	841
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	—

G CINEMA CITY

	Quarter 2 2012	Quarter 1 2012	As of December 31, 2011 and for the year then ended
Value of property (NIS in 000’s)	441,900	437,000	437,000
NOI in the period (NIS in 000’s)	7,534	8,300	30,758
Revaluation gains (losses)in the period (NIS in 000’s)	5,029	(219)	49,317
Average occupancy rate in the period	100%	100%	100%
Rate of return (%)	6.9%	7.1%	7.0%
Average annual rental per sq. meter (NIS)	1,367	1,378	1,358
Average annual rental per sq. meter in leases signed in the period (NIS)	—	—	—

GAZIT-GLOBE LTD.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012

UNAUDITED

INDEX

Page
Auditors’ Review Report	2

Consolidated Statements of Financial Position	3 - 4

Consolidated Statements of Income	5

Consolidated Statements of Comprehensive Income	6

Consolidated Statements of Changes in Equity	7 - 11

Consolidated Statements of Cash Flows	12 - 16

Notes to Interim Consolidated Financial Statements	17 - 36

GAZIT-GLOBE LTD. Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

Auditors’ review report to the shareholders of Gazit-Globe Ltd.

Introduction

We have reviewed the accompanying financial information of Gazit-Globe Ltd. and its subsidiaries ("the Group"), which comprises the condensed consolidated statement of financial position as of June 30, 2012 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the periods of six and three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for this interim period in accordance with IAS 34, “Interim Financial Reporting” and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

We did not review the condensed interim financial information of certain subsidiaries, whose assets constitute approximately 37% of total consolidated assets as of June 30, 2012, and whose revenues constitute approximately 30% and 31% of total consolidated revenues for the periods of six and three months then ended. Furthermore, we did not review the condensed interim financial information of companies presented on equity basis, investment in which amounted to a total of NIS 3,901 million as of June 30 2012 and the Group’s share in the earnings of these companies amounted NIS 133 and NIS 56 million for the periods of six and three months then ended, respectively. The condensed interim financial information of those companies was reviewed by other auditors, whose review reports have been furnished to us, and our conclusion, insofar as it relates to the financial information in respect of those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all material respects, in accordance with IAS 34.

In addition to the abovementioned, based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 20, 2012	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,		December 31,
	2012	*) 2011	*) 2011
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	1,442	982	1,539
Short-term deposits and loans	385	251	770
Marketable securities at fair value through profit or loss	62	85	97
Available-for-sale financial assets	18	46	67
Financial derivatives	78	114	84
Trade receivables	730	579	656
Other accounts receivable	284	362	291
Inventory of buildings and apartments for sale	645	514	697
Current tax receivable	21	26	14

	3,665	2,959	4,215

Assets classified as held for sale	636	260	714

	4,301	3,219	4,929

NON-CURRENT ASSETS:

Investments in associates and jointly controlled entities	4,808	4,324	4,390
Other investments, loans and receivables	442	151	308
Available-for-sale financial assets	357	239	314
Financial derivatives	883	1,036	937
Investment property	54,080	46,148	51,014
Investment property under development	3,063	1,814	2,198
Non-current inventory	23	23	23
Fixed assets, net	163	153	157
Goodwill	103	132	101
Other intangible assets, net	43	97	68
Deferred taxes	199	123	160

	64,164	54,240	59,670

	68,465	57,459	64,599

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	June 30,			December 31,
	2012		*) 2011	*) 2011
	Unaudited			Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES
Credit from banks and others		289	491	453
Current maturities of non-current liabilities		2,906	2,137	3,525
Financial derivatives		25	16	25
Trade payables		785	625	819
Other accounts payable		1,236	1,051	1,218
Advances from customers and buyers of apartments		225	175	277
Current tax payable		30	27	53

		5,496	4,522	6,370
Liabilities attributable to assets held for sale		83	187	103

		5,579	4,709	6,473

NON-CURRENT LIABILITIES
Debentures		17,258	14,694	15,379
Convertible debentures		1,602	886	1,121
Interest-bearing loans from financial institutions and others		19,487	17,706	18,973
Financial derivatives		385	110	339
Other financial liabilities		312	175	277
Employee benefit liability, net		7	5	8
Deferred taxes		2,805	2,079	2,401

		41,856	35,655	38,498

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital		218	208	218
Share premium		3,791	3,482	3,787
Retained earnings		4,318	3,569	3,904
Foreign currency translation reserve		(557)	(1,225)	(728)
Other reserves		157	244	150
Loans granted to purchase shares of the Company	**)	—	(4)	**) —
Treasury shares		(21)	(21)	(21)

		7,906	6,253	7,310
Non-controlling interests		13,124	10,842	12,318

Total equity		21,030	17,095	19,628

		68,465	57,459	64,599

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim consolidated financial statements.

August 20, 2012
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gadi Cunia Executive Vice President and CFO

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	NIS in millions (except per share amounts)
Rental income	2,527	2,289	1,268	1,146	4,718
Revenues from sale of buildings, land and contractual works performed	932	279	456	279	1,001

Total revenues	3,459	2,568	1,724	1,425	5,719

Property operating expenses	822	755	403	366	1,522
Cost of buildings sold, land and contractual works performed	885	264	430	264	967

Total cost of revenues	1,707	1,019	833	630	2,489

Gross profit	1,752	1,549	891	795	3,230

Fair value gain from investment property and investment property under development, net	1,031	614	718	543	1,670
General and administrative expenses	(327)	(318)	(165)	(178)	(733)
Other income	125	45	35	29	119
Other expenses	(17)	(11)	(12)	(11)	(114)
Group’s share in earnings of associates and jointly controlled entities, net	154	197	74	128	334

Operating income	2,718	2,076	1,541	1,306	4,506

Finance expenses	(1,097)	(1,060)	(591)	(490)	(2,197)
Finance income	45	29	19	13	72

Profit before taxes on income	1,666	1,045	969	829	2,381
Taxes on income	343	201	211	157	328

Net income	1,323	844	758	672	2,053

Attributable to:

Equity holders of the Company	546	267	288	281	719
Non-controlling interests	777	577	470	391	1,334

	1,323	844	758	672	2,053

Net earnings per share attributable to equity holders of the Company (NIS):

Basic net earnings	3.31	1.73	1.74	1.82	4.65

Diluted net earnings	3.24	1.71	1.70	1.80	4.30

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	NIS in millions
Net income	1,323	844	758	672	2,053

Other comprehensive income (loss) (net of tax effect):

Exchange differences on translation of foreign operations (1)	428	47	657	(183)	1,139
Realization of exchange differences on translation of foreign operations of investees according to the equity method	3	12	—	12	12
Net gains (losses) on cash flow hedges (1)	(37)	40	(63)	(31)	(139)
Net gains (losses) on available-for-sale financial assets	34	(20)	33	(6)	(39)
Gain on revaluation of fixed assets in jointly controlled entity	16	9	19	10	28

Total other comprehensive income (loss)	444	88	646	(198)	1,001

Total comprehensive income	1,767	932	1,404	474	3,054

Attributable to:

Equity holders of the Company (2)	752	368	575	186	1,231
Non-controlling interests	1,015	564	829	288	1,823

	1,767	932	1,404	474	3,054

(1) Includes Group's share in other comprehensive income (loss) of investees according to the equity method	2	(20)	14	(7)	3

(2) Composition of comprehensive income attributable to equity holders of the Company:

Net income	546	267	288	281	719
Exchange differences on translation of foreign operations	169	76	263	(96)	573
Realization of exchange differences on translation of foreign operations	2	12	—	12	12
Net gains (losses) on cash flow hedges	(16)	22	(28)	(13)	(66)
Net gains (losses) on available-for-sale financial assets	35	(18)	33	(8)	(35)
Gain on revaluation of fixed assets in jointly controlled entity	16	9	19	10	28

	752	368	575	186	1,231

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings		Adjustments from translation of financial statements	Other reserves		Loans granted to purchase shares		Treasury shares	Total		Non- controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of January 1, 2012 (audited) **)	218	3,787		3,904	(728)		150	*)	—	(21)		7,310	12,318		19,628

Net income	—	—		546	—		—		—	—		546	777		1,323
Other comprehensive income	—	—		—	171		35		—	—		206	238		444

Total comprehensive income	—	—		546	171		35		—	—		752	1,015		1,767

Expiration and exercise of share options into Company’s share	—	4		—	—		(4)		—	—	*)	—	—	*)	—
Realization of fixed assets revaluation reserve	—	—	*)	—	—	*)	—		—	—		—	—		—
Revaluation of loans to purchase shares	—	—	*)	—	—		—	*)	—	—		—	—		—
Repayments of loans to purchase shares	—	—		—	—		—	*)	—	—	*)	—	—	*)	—
Cost of share-based payment	—	—		—	—		2		—	—		2	23		25
Dividend to equity holders of the Company	—	—		(132)	—		—		—	—		(132)	—		(132)
Capital issuance to non-controlling interests	—	—		—	—		9		—	—		9	139		148
Acquisition of non-controlling interests	—	—		—	—		(35)					(35)	—		(35)
Conversion and repurchase of convertible debentures in subsidiary	—	—		—	—		—		—	—		—	(4)		(4)
Dividend to non-controlling interests	—	—		—	—		—		—	—		—	(367)		(367)

Balance as of June 30, 2012	218	3,791		4,318	(557)		157	*)	—	(21)		7,906	13,124		21,030

*)	Represents an amount of less than NIS 1 million.
**)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY **)

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings		Adjustments from translation of financial statements	Other reserves		Loans granted to purchase shares		Treasury shares	Total	Non- controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of January 1, 2011 (audited)		208	3,474		3,422	(1,313)		220		(4)	(21)	5,986	9,205	15,191

Net income		—	—		267	—		—		—	—	267	577	844
Other comprehensive income (loss)		—	—		—	88		13		—	—	101	(13)	88

Total comprehensive income		—	—		267	88		13		—	—	368	564	932

Exercise of share options into Company’s shares	*)	—	8		—	—		(6)		—	—	2	—	2
Revaluation of loans to purchase shares		—	—	*)	—	—		—	*)	—	—	—	—	—
Waiver of salary by controlling shareholder, net		—	—		—	—		2		—	—	2	—	2
Realization of fixed assets revaluation reserve and initially consolidated subsidiary revaluation reserve		—	—	*)	—	—	*)	—		—	—	—	—	—
Cost of share-based payment		—	—		—	—		4		—	—	4	23	27
Dividend declared		—	—		(120)	—		—		—	—	(120)	—	(120)
Capital issuance to non-controlling interests		—	—		—	—		48		—	—	48	629	677
Acquisition of non-controlling interests		—	—		—	—		(37)		—	—	(37)	(165)	(202)
Non-controlling interests in initially consolidated companies		—	—		—	—		—		—	—	—	903	903
Conversion and repurchase of convertible debentures in subsidiary		—	—		—	—		—		—	—	—	9	9
Dividend to non-controlling interests		—	—		—	—		—		—	—	—	(326)	(326)

Balance as of June 30, 2011		208	3,482		3,569	(1,225)		244		(4)	(21)	6,253	10,842	17,095

*)	Represents an amount of less than NIS 1 million.
**)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Equity attributable to equity holders of the Company
	Share capital	Share premium	Retained earnings		Adjustments from translation of financial statements	Other reserves		Loans granted to purchase shares		Treasury shares	Total		Non- controlling interests		Total equity
	Unaudited
	NIS in millions
Balance as of April 1, 2012 **)	218	3,787		4,096	(820)		135	**)	—	(21)		7,395		12,402		19,797

Net income	—	—		288	—		—		—	—		288		470		758
Other comprehensive income	—	—		—	263		24		—	—		287		359		646

Total comprehensive income	—	—		288	263		24		—	—		575		829		1,404

Expiration and exercise of share options into Company’s shares	—	4		—	—		(4)		—	—	*)	—		—	*)	—
Realization of fixed assets revaluation reserve	—	—	*)	—	—	*)	—		—	—		—		—		—
Revaluation of loans to purchase shares	—	—	*)	—	—		—	*)	—	—		—		—		—
Repayment of loans to purchase shares	—	—		—	—		—	*)	—	—	*)	—		—	*)	—
Cost of share-based payment	—	—		—	—		1		—	—		1		11		12
Dividend to equity holders of the Company	—	—		(66)	—		—		—	—		(66)		—		(66)
Capital issuance to non-controlling interests	—	—		—	—		1		—	—		1		16		17
Conversion and repurchase of convertible debentures in subsidiary	—	—		—	—		—		—	—		—	*)	—	*)	—
Dividend to non-controlling interests	—	—		—	—		—		—	—		—		(134)		(134)

Balance as of June 30, 2012	218	3,791		4,318	(557)		157	*)	—	(21)		7,906		13,124		21,030

*)	Represents an amount of less than NIS 1 million.
**)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.

The accompanying notes are an integral part of the interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY **)

	Equity Attributable to Company Shareholders
	Share capital		Share premium	Retained earnings		Adjustments from translation of financial statements	Other reserves		Less loans to purchase shares		Treasury shares	Total		Non- controlling interests	Total equity
	Unaudited
	NIS in millions
Balance as of April 1, 2011		208	3,481		3,348	(1,141)		247		(4)	(21)		6,118	10,226		16,344

Net income		—	—		281	—		—		—	—		281	391		672
Other comprehensive loss		—	—		—	(84)		(11)		—	—		(95)	(103)		(198)

Total comprehensive income (loss)		—	—		281	(84)		(11)		—	—		186	288		474

Exercise of share options into Company shares	*)	—	1		—	—		(1)		—	—	*)	—	—	*)	—
Revaluation of loans to purchase shares		—	—	*)	—	—		—	*)	—	—		—	—		—
Waiver of salary by controlling shareholder, net		—	—		—	—		2		—	—		2	—		2
Realization of fixed asset revaluation reserve and initially consolidated subsidiary revaluation reserve		—	—	*)	—	—	*)	—		—	—		—	—		—
Cost of share-based payment		—	—		—	—		2		—	—		2	13		15
Dividend declared		—	—		(60)	—		—		—	—		(60)	—		(60)
Issue of capital to non-controlling interests		—	—		—	—		32		—	—		32	379		411
Acquisition of non-controlling interests		—	—		—	—		(27)		—	—		(27)	(44)		(71)
Non-controlling interests in initially consolidated company		—	—		—	—		—		—	—		—	161		161
Conversion of convertible debentures in subsidiary		—	—		—	—		—		—	—		—	9		9
Dividend to non-controlling interests		—	—		—	—		—		—	—		—	(190)		(190)

Balance as of June 30, 2011		208	3,482		3,569	(1,225)		244		(4)	(21)		6,253	10,842		17,095

*)	Represents an amount of less than NIS 1 million.
**)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b, 2c and 6.

The accompanying notes are an integral part of the interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY **)

	Equity attributable to equity holders of the Company
	Share capital		Share premium	Retained earnings		Adjustments from translation of financial statements	Other reserves	Loans granted to purchase shares		Treasury shares	Total	Non- controlling interests	Total equity
	Audited
	NIS in millions
Balance as of January 1, 2011		208	3,474		3,422	(1,313)	220		(4)	(21)	5,986	9,205	15,191

Net income		—	—		719	—	—		—	—	719	1,334	2,053
Other comprehensive income (loss)		—	—		—	585	(73)		—	—	512	489	1,001

Total comprehensive income (loss)		—	—		719	585	(73)		—	—	1,231	1,823	3,054

Issue of shares net of issue expenses		10	303		—	—	—		—	—	313	—	313
Exercise and expiration of share options issued by the Company	*)	—	10		—	—	(8)		—	—	2	—	2
Revaluation of loans to purchase shares		—	—	*)	—	—	—	*)	—	—	—	—	—
Repayment of loans to purchase shares		—	—		—	—	—		4	—	4	—	4
Waiver of salary by controlling shareholder, net		—	—		—	—	64		—	—	64	—	64
Realization of fixed assets revaluation reserve and initially consolidated investment revaluation reserve		—	—		4	—	(4)		—	—	—	—	—
Cost of share-based payment		—	—		—	—	7		—	—	7	49	56
Dividend to equity holders of the Company		—	—		(241)	—	—		—	—	(241)	—	(241)
Capital issuance to non-controlling interests		—	—		—	—	(12)		—	—	(12)	1,197	1,185
Acquisition of non-controlling interests		—	—		—	—	(44)		—	—	(44)	(341)	(385)
Non-controlling interests in initially consolidated companies		—	—		—	—	—		—	—	—	928	928
Conversion and repurchase of convertible debentures in subsidiary		—	—		—	—	—		—	—	—	2	2
Dividend to non-controlling interests		—	—		—	—	—		—	—	—	(545)	(545)

Balance as of December 31, 2011		218	3,787		3,904	(728)	150	*)	—	(21)	7,310	12,318	19,628

*)	Represents an amount of less than NIS 1 million.
**)	Retroactively adjusted due to new IFRS standards implementation, see Notes 2b, 2c and 6.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,			Three months ended June 30,			Year ended December 31,
	2012	*) 2011		2012	*) 2011		*) 2011
	Unaudited						Audited
	NIS in millions
Cash flows from operating activities:
Net income	1,323		844	758		672	2,053

Adjustments required to present net cash provided by operating activities:

Adjustments to the profit or loss items:

Finance expenses, net	1,052		1,031	572		477	2,125
Group’s share in earnings of associates and jointly controlled entities	(154)		(197)	(74)		(128)	(334)
Fair value gain from investment property and investment property under development, net	(1,031)		(614)	(718)		(543)	(1,670)
Depreciation and amortization of fixed and intangible assets (including impairment of goodwill)	20		22	14		16	67
Taxes on income	343		201	211		157	328
Impairment loss of other assets	—		—	—		—	5
Capital loss, net	13		11	10		12	64
Change in employee benefit liability, net	(1)	**)	—	—	**)	—	3
Loss (gain) from decrease in holding interest and disposal of investees, net	(3)		1	5		—	(5)
Gain from bargain purchase	(119)		(26)	(37)		(26)	(102)
Cost of share-based payment	25		27	12		15	56
Salary expenses charged to capital reserve	—		4	—		4	105

	145		460	(5)		(16)	642

Changes in assets and liabilities items:

Increase in trade receivables and other accounts receivable	(59)		(307)	(31)		(250)	(185)
Decrease (increase) in inventories of buildings and land less advances from customers and buyers of apartments, net	26		23	31		30	(78)
Increase (decrease) in trade and other accounts payable	(129)		15	(6)		(63)	61
Increase in tenants’ security deposits, net	5		10	1		7	14

	(157)		(259)	(5)		(276)	(188)

Net cash provided by operating activities before interest, dividend and taxes	1,311		1,045	748		380	2,507

Cash paid and received during the period for:
Interest paid	(970)		(827)	(479)		(431)	(1,536)
Interest received	26		7	13		2	31
Dividend received	65		44	33		24	96
Taxes paid	(37)		(13)	(32)		(2)	(10)
Taxes received	—		34	—		7	38

	(916)		(755)	(465)		(400)	(1,381)

Net cash provided by (used in) operating activities	395		290	283		(20)	1,126

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b and 2c.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,			Three months ended June 30,			Year ended December 31,
	2012		*) 2011	2012		*) 2011	*) 2011
	Unaudited						Audited
	NIS in millions
Cash flows from investing activities:

Acquisition of initially consolidated subsidiary (a)		—	92		—	—	92
Initial consolidation of investment previously accounted for using equity method (b)		—	20		—	20	20
Proceeds from sale of investees		12	—		—	—	—
Investment in investee		(194)	(122)		(35)	(27)	(104)
Acquisition, construction and development of investment property		(2,851)	(2,485)		(1,836)	(1,363)	(6,477)
Investments in fixed assets	**)	—	(2)	**)	—	(1)	(6)
Proceeds from sale of investment property and investment property under development		937	286		554	269	2,880
Grant of long-term loans		(176)	(22)		(36)	(14)	(280)
Collection of long-term loans		1	29		1	11	103
Short-term investments, net		370	72		77	7	50
Investment in financial assets		(347)	(333)		(131)	(333)	(1,001)
Proceeds from sale of financial assets		454	194		280	188	506

Net cash used in investing activities		(1,794)	(2,271)		(1,126)	(1,243)	(4,217)

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b and 2c.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,				Three months ended June 30,				Year ended December 31,
	2012		*) 2011		2012		*) 2011		*) 2011
	Unaudited								Audited
	NIS in millions
Cash flows from financing activities:

Issue of shares (net of issue expenses)		—		—		—		—	313
Repayment of loans granted for purchase of Company’s shares	**)	—	**)	—	**)	—	**)	—	4
Exercise of share options into Company’s shares	**)	—		2	**)	—	**)	—	2
Capital issuance to non-controlling interests, net		75		416		17		375	714
Increase in the parent's ownership in subsidiaries		—		(215)		—		(83)	(384)
Dividend paid to equity holders of the Company		(66)		(117)		(66)		(60)	(298)
Dividend paid to non-controlling interests		(363)		(319)		(238)		(204)	(567)
Receipt of long-term loans		2,641		2,797		926		2,085	6,574
Repayment of long-term loans		(2,684)		(2,422)		(1,453)		(1,482)	(5,518)
Receipt (repayment) of long-term credit facilities from banks, net		(319)		1,026		422		219	1,805
Repayment and early redemption of debentures and convertible debentures		(782)		(630)		(473)		(214)	(1,024)
Short-term credit from banks and others, net		(157)		258		(24)		271	202
Issue of debentures and convertible debentures, net		2,954		1,371		2,255		421	2,194

Net cash provided by financing activities		1,299		2,167		1,366		1,328	4,017

Exchange differences on balances of cash and cash equivalents		3		104		(5)		135	(79)

Increase (decrease) in cash and cash equivalents		(97)		290		518		200	847
Cash and cash equivalents at the beginning of the period		1,539		692		924		782	692

Cash and cash equivalents at the end of the period		1,442		982		1,442		982	1,539

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b and 2c.
**)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	*) 2011	2012	*) 2011	*) 2011
	Unaudited				Audited
	NIS in millions
(a) Acquisition of initially consolidated subsidiary

Working capital (excluding cash and cash equivalents):
Current assets	—	(14)	—	—	(14)
Assets held for sale	—	(465)	—	—	(465)
Current liabilities	—	311	—	—	311

	—	(168)	—	—	(168)
Investment property and other non-current assets	—	(1,791)	—	—	(1,791)
Non current liabilities	—	1,066	—	—	1,066
Non-controlling interests in initially consolidated subsidiaries	—	742	—	—	742
Issue of shares to non-controlling interests in EQY	—	265	—	—	265
Gain from bargain purchase	—	(22)	—	—	(22)

Increase in cash and cash equivalents	—	92	—	—	92

(b) Initial consolidation of investment previously accounted for using equity method

Working capital (excluding cash and cash equivalents):
Current assets	—	(1,051)	—	(1,051)	(1,051)
Current liabilities	—	980	—	980	980

	—	(71)	—	(71)	(71)
Non-current assets	—	(518)	—	(518)	(518)
Non-current liabilities	—	330	—	330	330
Non-controlling interests	—	171	—	171	171
Realization of investment accounted for using equity method	—	107	—	107	107
Loss on revaluation of previous investment	—	(25)	—	(25)	(25)
Gain from bargain purchase	—	26	—	26	26

Increase in cash and cash equivalents	—	20	—	20	20

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b and 2c.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,		Three months ended June 30,			Year ended December 31,
	2012	2011	2012		2011	2011
	Unaudited					Audited
	NIS in millions
(c) Significant non-cash transactions:

Conversion of convertible debentures into subsidiary's shares	73	45	*)	—	45	206

Acquisition of subsidiary's shares in exchange for issuance of shares by subsidiaries	—	265		—	—	265

Dividend payable to equity holders of the Company	66	60		66	60	—

Dividend payable to non-controlling interests	68	60		68	60	65

*)	Represents an amount of less than NIS 1 million.

The accompanying notes are an integral part of these interim consolidated financial statements.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:- GENERAL

a.	These condensed interim consolidated financial statements have been prepared in a condensed format as of June 30, 2012 and for the six and three months periods then ended. These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2011 and for the year then ended and accompanying notes (“annual financial statements”).

b.	As of June 30, 2012 (the “reporting date”), the Group has a working capital deficiency of New Israeli Shekels (“NIS”) 1,278 million. The Group has unused approved credit facilities in the amount of NIS 6.6 billion that can be used over the coming year. Furthermore, subsequent to the reporting date the group companies raised equity and long-term debt, see Note 4. In addition, as of the reporting date, the Group has unencumbered investment property and investment property under development presented in the condensed interim consolidated financial statements at their fair value of NIS 35.2 billion. The Company's management believes that these sources, as well as the positive cash flow generated from operating activities, will allow each of the Group's companies to repay their current liabilities when due.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of preparation of the interim consolidated financial statements:

The condensed interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, “Interim Financial Reporting”, and in accordance with the disclosure requirements of Chapter D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

The significant accounting policies and methods of computation adopted in the preparation of the condensed interim consolidated financial statements are consistent with those followed in the preparation of the annual financial statements, except for the noted below:

b.	Changes in accounting policies due to initial application of new IFRS standards:

IAS 12—Income Taxes

The amendment to IAS 12 (the “Amendment”) relates to the recognition of deferred taxes for investment property measured at fair value, as well as assets subject to the revaluation model in IAS 16. According to the amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company's business model with the purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 would apply in respect of the manner of utilization that is most expected.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amendment supersedes the provisions of SIC 21 that require distinguishing between the land component and the building component of investment property measured at fair value in order to calculate the deferred tax according to their manner of expected utilization.

The amendment is adopted retrospectively for financial statements of periods commencing on January 1, 2012.

For the effect of the amendment, see Note 6.

c.	Early adoption of IFRS standards:

With effect from these financial statements, the Group has early adopted IFRS 10 Consolidated Financial Statements (“IFRS 10”), IFRS 11 Joint Arrangements (“IFRS 11”) IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”), IAS 28R Investments in Associates and Joint Ventures (“IAS 28 Revised”) and IAS 27R Separate Financial Statements (IAS 27 Revised”) (collectively, the “New Standards”).

The main points of the New Standards and their impact on the consolidated financial statements of the Group are described below. It should be noted that the main effect of the New Standards on the financial statements results from the implementation of the IFRS 11 and, in particular, the fact that the Group’s investments in ATR, RSC and Ronson, which were previously presented according to the proportionate consolidation method, are now presented according to the equity method since they fall within the definition of joint ventures pursuant to IFRS 11.

IFRS 10—Consolidated Financial Statements

IFRS 10 supersedes IAS 27 regarding the accounting treatment of consolidated financial statements and includes the accounting treatment for the consolidation of structured entities previously accounted for under SIC 12, “Consolidation—Special Purpose Entities”.

IFRS 10 does not prescribe changes to the consolidation procedures but rather modifies the definition of control for the purpose of consolidation and introduces a single consolidation model. According to IFRS 10, in order for an investor to control an investee, the investor must have power over the investee and exposure, or rights, to variable returns from the investee. An investor has power over an investee when the investor has existing rights that give it the current ability to direct the relevant activities that significantly affect the investee’s returns.

According to IFRS 10, when assessing the existence of control, potential voting rights should be considered only if they are substantive, as opposed to the provisions of IAS 27 prior to its amendment which required consideration of potential voting rights only if they could be exercised immediately while disregarding management's intentions and financial ability to exercise such rights.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

IFRS 10 also prescribes that an investor may have control even if it holds less than a majority of the investee's voting rights (de facto control), as opposed to the provisions of IAS 27 prior to its amendment which permits a choice between two consolidation models—the de facto control model and the legal control model.

Under IAS 27 prior to its amendment, the Group applied the effective control model with regard to its investments in EQY, CTY and FCR (in specific periods, as relevant). In light of the tests prescribed by IFRS 10 with respect to the existence of control in a situation where an entity holds less than a majority of the voting rights in the investee, the Group determined to continue consolidation of EQY, CTY, and FCR under IFRS 10 due, inter alia, to its holding of a significant voting interest, the wide diversity of the public holdings of the remaining shares conferring voting rights, the Group’s especially high percentage of the voting power that participates in the general meetings and also its ability to appoint directors and the senior management of the aforesaid companies. For details regarding the specific criteria that the Group examines with regard to each individual company in order to determine whether effective control exists – see Note 2c of the annual financial statements.

IFRS 11—Joint Arrangements

IFRS 11 supersedes IAS 31 regarding the accounting treatment of interests in joint ventures and SIC 13 regarding the interpretation of the accounting treatment of non-monetary contributions by ventures.

IFRS 11 defines joint arrangements as contractual arrangements over which two or more parties have joint control.

IFRS 11 distinguishes between two types of joint arrangements:

•	Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method as opposed to IAS 31 that enabled the Company to choose its accounting policy whether to apply the proportionate consolidation method or the equity method regarding jointly controlled entities.

•	Joint operations in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. IFRS 11 requires the joint operator to recognize a joint operation's assets, liabilities, revenues and expenses in proportion to its relative share of the joint operation as determined in the joint arrangement, similar to the current accounting treatment for proportionate consolidation.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

As referred to above, the main effect of implementing IFRS 11 is with regard to ATR, RSC and Ronson, which, under IAS 31, were accounted for according to the proportionate consolidation method, while, under IFRS 11, they constitute joint ventures and are thus accounted for according to the equity method.

In light of the provisions of IFRS 11 and the provisions of IAS 28 Revised, as well as there being indications of impairment of the Group’s investments in ATR and Ronson, the Group has assessed the recoverable amount of these investments according to the value in use method, in conformance with the provisions of International Accounting Standard No. 36 Impairment of Assets and found that the value in use is higher than the carrying amount. The value in use was determined based on ATR's equity and relevant adjustments.

IAS 28R—Investments in Associates and Joint Ventures

IAS 28R supersedes IAS 28. The principal changes in IAS 28R compared to IAS 28 relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments. IAS 28R also prescribes that in the event of disposal of an investment in an associate or joint venture, including a portion thereof, the portion that meets the criteria to be classified as held-for-sale is accounted for in accordance with IFRS 5. Any remaining portion is accounted for using the equity method until the time of actual disposal. In addition, an investment in an associate that becomes an investment in a joint venture, or vice versa, will continue to be accounted for at equity and the remaining investment will not be remeasured.

IFRS 12—Disclosure of Interests in Other Entities

IFRS 12 prescribes disclosure requirements for the Company's investees, including subsidiaries, joint arrangements, associates and structured entities. IFRS 12 expands the disclosure requirements to include the judgments and assumptions used by management in determining the existence of control, joint control or significant influence over investees, and in determining the type of joint arrangement. IFRS 12 also provides disclosure requirements for material investees.

IAS 27R—Separate Financial Statements

IAS 27R supersedes IAS 27 and only addresses separate financial statements. The existing guidance for separate financial statements has remained unchanged in IAS 27R.

In connection with the effect of the new IFRS standards implementation, see Note 6.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

a.	On February 15, 2012, FCR redeemed the remaining C$ 19.3 million (NIS 72 million) par value of convertible debentures (series A and B) in consideration for its par value and the unpaid accrued interest, in exchange for the issuance of 1.1 million FCR shares, according to FCR's right to redeem these debentures for shares, pursuant to a conversion price of 97% of the weighted average of FCR's share price during the 20 trade days ending on February 8, 2012.

b.	On January 12, 2012, Dori Group completed an issuance of 20.2 million ordinary shares, by way of rights offering pursuant to a shelf offering report from December 25, 2011 for an immediate gross consideration of NIS 27.3 million. As part of the offering, Gazit Development acquired 15.0 million Dori Group's shares. As a result of the offering, Gazit Development interest in Dori Group increased to 73.9%.

c.	On January 22, 2012, the Company completed a private placement to institutional investors, of NIS 185 million par value debentures (Series D), by way of expansion of a listed series, along with 1.85 million non-listed call options exercisable into up to NIS 222 million par value debentures (Series K), for an immediate consideration of NIS 226 million.

Each of the call options was exercisable by February 29, 2012 (the "expiration date") at an exercise price of NIS 121.8 (linked to increase in the Israeli CPI) for each NIS 120 par value of debentures (Series K). By the expiration date 1.84 million options were exercised to NIS 221 million par value debentures (Series K) in consideration for NIS 224 million.

d.	On January 30, 2012, Dori Group completed a public offering of NIS 62 million par value of debentures (series F), by way of series expansion according to a shelf prospectus, in consideration for NIS 71 million.

e.	On February 13, 2012 EQY announced that it has closed a U.S.$ 200 million (NIS 743 million) unsecured term loan which matures in February 2019. The term loan bears interest at the annual rate of U.S. LIBOR plus 190 basis points subject to a pricing grid for changes in EQY's credit ratings. EQY also entered into interest rate swaps converting the term loan's LIBOR rate to a fixed interest rate, providing EQY an effective fixed interest rate on the term loan of 3.46% per annum based on the EQY's current credit ratings.

After the reporting date and according to the loan terms, EQY increased the loan to U.S. $ 250 million (NIS 981 million).

f.	On February 16, 2012, FCR completed a public offering in Canada of C$ 75 million (NIS 279 million) par value unsecured convertible debentures (series H) by way of a shelf prospectus. The convertible debentures bear annual interest at the rate of 4.95%, payable in two semi-annual payments commencing on September 30, 2012 and are convertible into FCR shares for C$ 23.75 per share on each day from their listing for trade and payable on March 31, 2017. According to the terms of the debentures, FCR is entitled to repay the debentures principal and interest in shares at its sole discretion, at 97% of a weighted average trading price of FCR Ordinary shares during the 20 days prior to the repayment.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

g.	On March 9, 2012, EQY completed a public secondary offering on behalf of LIH for selling 4.1 million of EQY shares held by LIH in gross proceeds of U.S.$ 76.4 million (NIS 292 million), which were transferred to LIH.

h.	During the reporting period, a wholly-owned subsidiary purchased additional 9.8 million ATR shares through stock exchange trades, in consideration for € 35.3 million (NIS 174 million). As a result of the purchases, the Company's interest in ATR increased to 34.2% and the Company recognized a gain from bargain purchase in the amount of € 24.2 million (NIS 119 million), presented in other income line item.

After the reporting date, the wholly-owned subsidiary completed additional purchase of 1.2 million ATR shares, in consideration for € 4.3 million (NIS 21 million).

i.	On April 4, 2012, FCR completed a public offering in Canada of C$ 175 million (NIS 652 million) par value unsecured debentures (Series N), by way of a shelf prospectus. The debentures bear fixed annual interest of 4.5%, and are payable in one principal payment on March 1, 2021.

j.	On May 22, 2012, FCR completed a public offering in Canada of C$ 52.5 million (NIS 196 million) par value unsecured convertible debentures (Series I) by way of a shelf prospectus. The convertible debentures bear annual interest at the rate of 4.75%, payable in two semi-annual payments commencing on September 30, 2012 and are convertible into FCR shares for C$ 26.75 – C$ 27.75 (subject to the date of conversion) per share on each day from their listing for trade and payable on July 31, 2019.

k.	On May 7, 2012, the Company completed a private placement to institutional investors, of NIS 130 million par value debentures (Series J), by way of expansion of a listed series, along with 2.6 million non-listed call options exercisable into up to NIS 260 million par value debentures (Series K), for immediate consideration of NIS 175.

Each of the call options was exercisable into 100 debentures (series K) by June 14, 2012 (the “expiration date”) at an exercise price of NIS 1.042 (unlinked) for each NIS 1 par value of debentures (Series K). By the expiration date, 600 thousand options were exercised into NIS 60 million par value debentures (Series K) in consideration for NIS 62.5 million. The rest of the options expired.

l.	On May, 2012, CTY issued € 150 million (NIS 743 million) par value unsecured debentures. The debentures carry fixed annual interest at the rate of 4.25% and mature on May17, 2017.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3:- SIGNIFICANT EVENTS DURING THE REPORTED PERIOD (Cont.)

m.	On June 18, 2012, the Company entered into an agreement with GAA, together with FCR, to purchase all of the common shares of GAA and convertible securities to GAA common shares not already beneficially owned by the Company which constitute 26.9% of GAA's outstanding share capital for cash consideration of $ 24.6 million (NIS 94 million) and common shares of FCR issued by FCR (the "Transaction"). FCR purchased 100% of a wholly-owned subsidiary of GAA, ProMed Properties (CA) Inc. ("ProMed CA"), which owns medical office and retail properties and assumed GAA's indebtedness related to ProMed CA's properties. The payment for the acquisition of ProMed CA was settled by FCR by the issuance of 5.5 million FCR's common shares including 4 million shares allocated to a wholly owned subsidiary of the Company. On August 8, 2012 the transaction was completed.

As a result of the transactions, the Company's interest in FCR increased from 49.3% to 49.9%, in GAA to 100% and in EQY to 46.7% and the Group expects to recognize a decrease in equity at amount of C$ 19 million (NIS 72 million) during the third quarter of 2012, which will be charged to capital reserve from transactions with non-controlling interests.

n.	On May 15, 2012, S&P Maalot reaffirmed an A+ rating (Israeli scale) for all of the Company's series of outstanding debentures and revised its outlook to stable.

o.	On May 30, 2012, RSC entered into a transaction to sell 12 wholly-owned senior housing facilities for a total consideration of U.S.$ 230 million (the Company’s share – U.S.$ 138 million). As a result of the sale, the Company is expected to record a gain of NIS 70 million, after transactions costs and before taxes. On August 15, 2012, the transaction was completed.

p.	On May 31, 2012, ATR published a purchase offer for € 100 million (NIS 495 million) par value debentures of various series, with original redemption dates falling in 2013, for a consideration of € 1,030 for each € 1,000 par value debentures. The purchase offer was valid through June 28, 2012.

Pursuant to the purchase offer, ATR purchased € 50.6 million (NIS 250 million) par value of the aforesaid debentures, in consideration for € 52.1 million (NIS 257 million).

q.	On June 1, 2012, FCR completed a public offering in Canada of C$ 100 million (NIS 373 million) par value unsecured debentures (series O), by way of a shelf prospectus. The debentures bear fixed annual interest of 4.43% and are payable in one principal payment in January 31, 2022.

NOTE 4:- EVENTS AFTER THE REPORTING PERIOD

a.	On July 17, 2012, FCR completed a public offering in Canada of C$ 50 million (NIS 194 million) par value unsecured debentures (series O), by way of expansion of a listed series, by way of a shelf prospectus.

b.	On July 20, 2012, CTY repurchased € 9 million (NIS 44 million) par value of its subordinated convertible debentures issued on August 2, 2006.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:- EVENTS AFTER THE REPORTED PERIOD (Cont.)

During August 2012, the Company sold all of its investment in CTY convertible debentures, € 42 million (NIS 207 million) par value, in consideration for € 42.2 million (NIS 208 million) including sale of € 22 million par value to third party and € 20 million par value to CTY.

c.	On August 3, 2012, FCR completed a public issuance of 2.5 million units (“Units”) for a price of C$ 18.75 per Unit to a syndicate of underwriters, and for total consideration of C$ 46.9 million (NIS 179 million). Each Unit consists of one FCR’s common share and one common share purchase warrant ("Warrant"). Each Warrant is exercisable into one FCR's common share at an exercise price of C$ 19.75 per share for a period of 12 months following the issuance.

As a result of the issuance the Company’s interest in FCR decreased from 49.9% to 49.3%. The Group expects to recognize an equity increase at an amount of C$ 4.6 million (NIS 18 million), which will be charged to capital reserve from transactions with non-controlling interests.

d.	On July 30, 2012, FCR announced on redemption of the remaining C$ 97 million (NIS 371 million) par value of unsecured debentures (series D) in consideration for C$ 99.2 million (NIS 379 million) and the unpaid accrued interest. FCR has established August 29, 2012 as the redemption date, instead of the original redemption date on April 1, 2013.

e.	On August 14, 2012, EQY completed a public offering of 4.1 million shares in consideration for U.S.$ 21.2 per share, totaling to U.S.$ 86.2 million (NIS 338 million), including the issuance of 3.1 million shares by way of a shelf prospectus and sale of 1 million EQY shares on behalf of AH Investments US, LP ("AHI") with the gross proceeds of that sale transferred to AHI. EQY granted the underwriter a 30-day option to purchase up to an additional 465 thousand shares.

In addition, EQY sold in a private placement to a wholly owned subsidiary of the Company 500 thousands shares in consideration for U.S.$ 10.6 million (NIS 42 million).

As a result of the offering, the Company's interest in EQY decreased from 46.7% to 45.7%. The Group expects to recognize an equity increase at an amount of NIS 32 million which will be charged to capital reserve from transactions with non-controlling interests.

f.	On August 20, 2012, the Company declared a dividend in the amount of NIS 0.40 per share (a total of approximately NIS 66 million), payable on October 11, 2012 to the shareholders of the Company on September 24, 2012.

NOTE 5:- OPERATING SEGMENTS

The Company reports on 5 reportable segments according to the management approach of IFRS 8. In light of the adoption of IFRS 11, ATR, a jointly controlled entity is accounted for according to the equity method, while previously it was accounted for according to the proportionate consolidation method.

Therefore, the information of the segment “shopping centers in central-eastern Europe” that was included in the past according to ATR’s proportionate share, is now included in the financial statements after IFRS 11 adoption at its full value and offset against the consolidation adjustments column.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- OPERATING SEGMENTS (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the six months ending June 30, 2012
Segment revenues	630	1,050	572	657	932	296	(678)	3,459

Segment results	231	630	321	373	19	172	972	2,718

Finance expenses, net								(1,052)

Income before taxes on income								1,666

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the six months ending June 30, 2011 *)
Segment revenues	612	927	524	593	633	231	(952)	2,568

Segment results	298	561	286	272	109	75	475	2,076

Finance expenses, net								(1,031)

Income before taxes on income								1,045

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months ending June 30, 2012
Segment revenues	323	532	286	326	457	147	(347)	1,724

Segment results	86	323	161	187	20	91	673	1,541

Finance expenses, net								(572)

Income before taxes on income								969

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b and 2c.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5:- OPERATING SEGMENTS (Cont.)

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months ending June 30, 2011 *)
Segment revenues	304	457	268	296	279	120	(299)	1,425

Segment results	101	282	153	149	21	(4)	604	1,306

Finance expenses, net								(477)

Income before taxes on income								829

	Shopping centers in U.S	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in Central- Eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
For the three months ending December 31, 2011 *)
Segment revenues	1,045	1,893	1,081	1,198	1,356	509	(1,363)	5,719

Segment results	335	1,151	584	711	137	142	1,446	4,506

Finance expenses, net								(2,125)

Income before taxes on income								2,381

Segment assets

	Shopping centers in U.S.	Shopping centers in Canada	Shopping centers in North Europe	Shopping centers in central- eastern Europe	Initiation and performance of contract works	Other segments	Consolidation adjustments	Total
	Unaudited
	NIS in millions
June 30, 2012	11,856	24,153	12,964	13,822	1,573	7,445	(3,348)	68,465

June 30, 2011 *)	10,570	18,719	12,481	13,562	1,407	6,156	(5,436)	57,459

December 31, 2011 *)	11,162	22,346	12,698	13,773	1,680	7,322	(4,382)	64,599

*)	Retroactively adjusted due to implementation of new IFRS standards, see Notes 2b and 2c.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS

In the consolidated statements of financial position as of June 30, 2011 -

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Unaudited
	NIS in millions
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	1,360	(378)	—	982
Short-term deposits and loans	326	(75)	—	251
Marketable securities at fair value through profit or loss	103	(18)	—	85
Available-for-sale financial assets	46	—	—	46
Financial derivatives	114	—	—	114
Trade receivables	615	(36)	—	579
Other accounts receivable	494	(132)	—	362
Inventory of buildings and apartments for sale	965	(451)	—	514
Current tax receivable	29	(3)	—	26

	4,052	(1,093)	—	2,959

Assets classified as held for sale	712	(452)	—	260

	4,764	(1,545)	—	3,219

NON-CURRENT ASSETS:

Investments in associates and jointly controlled entities	170	4,154	—	4,324
Other investments, loans and receivables	271	(120)	—	151
Available-for-sale financial assets	239	—	—	239
Financial derivatives	1,036	—	—	1,036
Investment property	49,078	(2,930)	—	46,148
Investment property under development	2,828	(1,014)	—	1,814
Non-current inventory	23	—	—	23
Fixed assets, net	664	(511)	—	153
Goodwill	132	—	—	132
Other intangible assets, net	97	—	—	97
Deferred taxes	130	(7)	—	123

	54,668	(428)	—	54,240

	59,432	(1,973)	—	57,459

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Unaudited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	549	(58)	—	491
Current maturities of non-current liabilities	2,410	(273)	—	2,137
Financial derivatives	16	—	—	16
Trade payables	673	(48)	—	625
Other accounts payable	1,174	(123)	—	1,051
Advances from customers and buyers of apartments	246	(71)	—	175
Current tax payable	28	(1)	—	27

	5,096	(574)	—	4,522
Liabilities attributable to assets held for sale	237	(50)	—	187

	5,333	(624)	—	4,709

NON-CURRENT LIABILITIES

Debentures	15,078	(384)	—	14,694
Convertible debentures	886	—	—	886
Interest-bearing loans from financial institutions and others	18,303	(597)	—	17,706
Financial derivatives	110	—	—	110
Other financial liabilities	267	(92)	—	175
Employee benefit liability, net	5	—	—	5
Deferred taxes	2,428	(144)	(205)	2,079

	37,077	(1,217)	(205)	35,655

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	208	—	—	208
Share premium	3,482	—	—	3,482
Retained earnings	3,462	3	104	3,569
Foreign currency translation reserve	(1,223)	—	(2)	(1,225)
Other reserves	246	—	(2)	244
Loans granted to purchase shares of the Company	(4)	—	—	(4)
Treasury shares	(21)	—	—	(21)

	6,150	3	100	6,253
Non-controlling interests	10,872	(135)	105	10,842

Total equity	17,022	(132)	205	17,095

	59,432	(1,973)	—	57,459

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of financial position as of December 31, 2011 -

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Audited	Unaudited
	NIS in millions
ASSETS

CURRENT ASSETS:

Cash and cash equivalents	1,961	(422)	—	1,539
Short-term deposits and loans	807	(37)	—	770
Marketable securities at fair value through profit or loss	97	—	—	97
Available-for-sale financial assets	67	—	—	67
Financial derivatives	84	—	—	84
Trade receivables	714	(58)	—	656
Other accounts receivable	331	(40)	—	291
Inventory of buildings and apartments for sale	1,128	(431)	—	697
Current tax receivable	18	(4)	—	14

	5,207	(992)	—	4,215

Assets classified as held for sale	714	—	—	714

	5,921	(992)	—	4,929

NON-CURRENT ASSETS:

Investments in associates and jointly controlled entities	166	4,224	—	4,390
Other investments, loans and receivables	408	(100)	—	308
Available-for-sale financial assets	314	—	—	314
Financial derivatives	937	—	—	937
Investment property	54,627	(3,613)	—	51,014
Investment property under development	3,219	(1,021)	—	2,198
Non-current inventory	52	(29)	—	23
Fixed assets, net	751	(594)	—	157
Goodwill	101	—	—	101
Other intangible assets, net	69	(1)	—	68
Deferred taxes	167	(7)	—	160

	60,811	(1,141)	—	59,670

	66,732	(2,133)	—	64,599

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Audited	Unaudited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	497	(44)	—		453
Current maturities of non-current liabilities	3,629	(104)	—		3,525
Financial derivatives	25	—	—		25
Trade payables	851	(32)	—		819
Other accounts payable	1,340	(122)	—		1,218
Advances from customers and buyers of apartments	380	(103)	—		277
Current tax payable	54	(1)	—		53

	6,776	(406)	—		6,370
Liabilities attributable to assets held for sale	103	—	—		103

	6,879	(406)	—		6,473

NON-CURRENT LIABILITIES
Debentures	15,782	(403)	—		15,379
Convertible debentures	1,121	—	—		1,121
Interest-bearing loans from financial institutions and others	19,899	(926)	—		18,973
Financial derivatives	353	(14)	—		339
Other financial liabilities	382	(105)	—		277
Employee benefit liability, net	8	—	—		8
Deferred taxes	2,924	(183)	(340)		2,401

	40,469	(1,631)	(340)		38,498

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
Share capital	218	—	—		218
Share premium	3,787	—	—		3,787
Retained earnings	3,737	1	166		3,904
Foreign currency translation reserve	(734)	—	6		(728)
Other reserves	149	—	1		150
Loans granted to purchase shares of the Company	*) —	—	—	*)	—
Treasury shares	(21)	—	—		(21)

	7,136	1	173		7,310
Non-controlling interests	12,248	(97)	167		12,318

Total equity	19,384	(96)	340		19,628

	66,732	(2,133)	—		64,599

*)	Represents an amount of less than NIS 1 million.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of income for the six months ended June 30, 2011 -

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Unaudited
	NIS in millions (except for per share data)
Rental income	2,538	(249)	—	2,289
Revenues from sale of buildings, land and contractual works performed	471	(192)	—	279

Total revenues	3,009	(441)	—	2,568

Property operating expenses	859	(104)	—	755
Cost of buildings sold, land and contractual works performed	441	(177)	—	264

Total cost of revenues	1,300	(281)	—	1,019

Gross profit	1,709	(160)	—	1,549

Fair value gain from investment property and investment property under development, net	720	(106)	—	614
General and administrative expenses	(380)	62	—	(318)
Other income	94	(49)	—	45
Other expenses	(8)	(3)	—	(11)
Group’s share in earnings (losses) of associates and jointly controlled entities, net	(14)	211	—	197

Operating income	2,121	(45)	—	2,076

Finance expenses	(1,093)	33	—	(1,060)
Finance income	71	(42)	—	29
Decrease in value of financial investments	(11)	11	—	—

Profit before taxes on income	1,088	(43)	—	1,045
Taxes on income	279	(26)	(52)	201

Net income	809	(17)	52	844

Attributable to:

Equity holders of the Company	234	8	25	267
Non-controlling interests	575	(25)	27	577

	809	(17)	52	844

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	1.51	0.06	0.16	1.73

Diluted net earnings	1.49	0.06	0.16	1.71

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of income for the three months ended June 30, 2011 -

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Unaudited
	NIS in millions (except for per share data)
Rental income	1,270	(124)	—	1,146
Revenues from sale of buildings, land and contractual works performed	294	(15)	—	279

Total revenues	1,564	(139)	—	1,425

Property operating expenses	417	(51)	—	366
Cost of buildings sold, land and contractual works performed	276	(12)	—	264

Total cost of revenues	693	(63)	—	630

Gross profit	871	(76)	—	795

Fair value gain from investment property and investment property under development, net	651	(108)	—	543
General and administrative expenses	(206)	28	—	(178)
Other income	24	5	—	29
Other expenses	(5)	(6)	—	(11)
Group’s share in earnings (losses) of associates and jointly controlled entities, net	(8)	136	—	128

Operating income	1,327	(21)	—	1,306

Finance expenses	(502)	12	—	(490)
Finance income	18	(5)	—	13
Decrease in value of financial investments	(6)	6	—	—

Profit before taxes on income	837	(8)	—	829
Taxes on income	217	(15)	(45)	157

Net income	620	7	45	672

Attributable to:

Equity holders of the Company	251	8	22	281
Non-controlling interests	369	(1)	23	391

	620	7	45	672

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings	1.62	0.06	0.14	1.82

Diluted net earnings	1.60	0.06	0.14	1.80

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of income for the year ended December 31, 2011 -

	As previously reported		Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Audited		Unaudited
	NIS in millions (except for per share data)
Rental income		5,239	(521)	—	4,718
Revenues from sale of buildings, land and contractual works performed		1,257	(256)	—	1,001

Total revenues		6,496	(777)	—	5,719

Property operating expenses		1,740	(218)	—	1,522
Cost of buildings sold, land and contractual works performed		1,199	(232)	—	967

Total cost of revenues		2,939	(450)	—	2,489

Gross profit		3,557	(327)	—	3,230

Fair value gain from investment property and investment property under development, net		1,803	(133)	—	1,670
General and administrative expenses		(830)	97	—	(733)
Other income		160	(41)	—	119
Other expenses		(62)	(52)	—	(114)
Group’s share in earnings of associates and jointly controlled entities, net		40	294	—	334

Operating income		4,668	(162)	—	4,506

Finance expenses	*)	(2,304)	107	—	(2,197)
Finance income		79	(7)	—	72
Decrease in value of financial investments	*)	(14)	14	—	—

Profit before taxes on income		2,429	(48)	—	2,381
Taxes on income		545	(45)	(172)	328

Net income		1,884	(3)	172	2,053

Attributable to:

Equity holders of the Company		626	6	87	719
Non-controlling interests		1,258	(9)	85	1,334

		1,884	(3)	172	2,053

Net earnings per share attributable to equity holders of the Company (NIS):
Basic net earnings		4.05	0.05	0.55	4.65

Diluted net earnings		3.75	0.04	0.51	4.30

*)	Reclassified.

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of comprehensive income for the six months ended June 30, 2011 -

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Unaudited
	NIS in millions
Net income	809	(17)	52	844

Other comprehensive income (loss) (net of tax effect):

Exchange differences on translation of foreign operations	48	—	(1)	47
Realization of exchange differences on translation of foreign operations of investees according to the equity method	12	—	—	12
Net gains on cash flow hedges	40	—	—	40
Net losses on available-for-sale financial assets	(20)	—	—	(20)
Gain on revaluation of fixed assets in jointly controlled entity	9	—	—	9

Total other comprehensive income	89	—	(1)	88

Total comprehensive income	898	(17)	51	932

Attributable to:

Equity holders of the Company	336	8	24	368
Non-controlling interests	562	(25)	27	564

	898	(17)	51	932

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of comprehensive income for the three months ended June 30, 2011 -

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Unaudited
	NIS in millions
Net income	620	7	45	672

Other comprehensive income (loss) (net of tax effect):

Exchange differences on translation of foreign operations	(177)	(4)	(2)	(183)
Realization of exchange differences on translation of foreign operations of investees according to the equity method	12	—	—	12
Net losses on cash flow hedges	(31)	—	—	(31)
Net losses on available-for-sale financial assets	(6)	—	—	(6)
Gain on revaluation of fixed assets in jointly controlled entity	10	—	—	10

Total other comprehensive loss	(192)	(4)	(2)	(198)

Total comprehensive income	428	3	43	474

Attributable to:

Equity holders of the Company	157	8	21	186
Non-controlling interests	271	(5)	22	288

	428	3	43	474

GAZIT-GLOBE LTD.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6:- THE EFFECT OF NEW IFRS STANDARDS IMPLEMENTATION ON THE FINANCIAL STATEMENTS (Cont.)

In the consolidated statements of comprehensive income for the year ended December 31, 2011-

	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Audited	Unaudited
	NIS in millions
Net income	1,884	(3)	172	2,053

Other comprehensive income (loss) (net of tax effect):

Exchange differences on translation of foreign operations	1,135	(6)	10	1,139
Realization of exchange differences on translation of foreign operations of investees according to the equity method	12	—	—	12
Net losses on cash flow hedges	(139)	—	—	(139)
Net losses on available-for-sale financial assets	(39)	—	—	(39)
Gain on revaluation of fixed assets in jointly controlled entity	28	—	—	28

Total other comprehensive income	997	(6)	10	1,001

Total comprehensive income (loss)	2,881	(9)	182	3,054

Attributable to:

Equity holders of the Company	1,131	6	94	1,231
Non-controlling interests	1,750	(15)	88	1,823

	2,881	(9)	182	3,054

NOTE 7:- ATTACHMENT OF FINANCIAL STATEMENTS OF JOINTLY CONTROLLED ENTITY

The Company is attaching the financial statements of ATR, a jointly controlled entity, that is being reported according to the equity method.

ATR has not yet adopted IFRS 11 in its financial statements, that are prepared according to IFRS as endorsed by the European Union ("EU"). The effect of the adjustment of ATR's financial statements from IFRS as endorsed by EU to IFRS as published by the IASB, including IFRS 11, is not material.

GAZIT-GLOBE LTD.

PRESENTATION OF FINANCIAL DATA

FROM THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

ATTRIBUTABLE TO THE COMPANY

AS OF JUNE 30, 2012

UNAUDITED

Kost Forer Gabbay & Kasierer 3 Aminadav St. Tel-Aviv 67067, Israel Tel: 972 (3)6232525 Fax: 972 (3)5622555 www.ey.com

To:

The Shareholders of Gazit Globe Ltd.

1 HaShalom Rd. Tel Aviv.

Re: Special review report of the separate interim financial information in accordance with Regulation

38d of the Securities Regulations (Periodic and Immediate Reports), 1970

Introduction

We have reviewed the separate interim financial information presented pursuant to Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970 of Gazit-Globe Ltd. ("the Company") as of June 30, 2012 and for the six months then ended. The Company's Board of Directors and management are responsible for the separate interim financial information. We are responsible for expressing our conclusion with regard to the separate interim financial information for this interim period, based on our review.

We did not review the separate interim financial information of the financial statements of investees, whose assets net of liabilities attributable thereto, net amounted to NIS 9,009 million as of June 30, 2012, and from which earnings amounted to NIS 551 million and NIS 287 for the periods of six and three months then ended, respectively. The financial statements of those companies were reviewed by other auditors, whose reports have been furnished to us, and our conclusion, insofar as it relates to the financial statements with respect to those companies, is based on the review reports of the other auditors.

Scope of review

We conducted our review in accordance with Review Standard 1 of the Institute of Certified Public Accountants in Israel, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity." A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review and the review reports of other auditors, nothing has come to our attention that causes us to believe that the accompanying separate interim financial information is not prepared, in all material respects, pursuant to the provisions of Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Tel-Aviv, Israel	KOST FORER GABBAY & KASIERER
August 20, 2012	A Member of Ernst & Young Global

GAZIT-GLOBE LTD.

Financial data and financial information from the consolidated interim financial statements attributable to the Company

Below are separate financial data and financial information from the Group's consolidated interim financial statements as of June 30, 2012, published as part of the interim reports ("consolidated financial statements") attributable to the Company, presented in accordance with Regulation 38d of the Securities Regulations (Periodic and Immediate Reports), 1970.

Significant accounting policies applied for presentation of these financial data were set forth in Note 2 to the annual consolidated financial statements.

Subsidiaries—as defined in Note 1 to the annual consolidated financial statements.

GAZIT-GLOBE LTD.

DETAILS OF FINANCIAL INFORMATION OUT OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ATTRIBUTED TO THE COMPANY

	June 30,				December 31,
	2012		2011		2011
	Unaudited				Audited
	NIS in millions
ASSETS

Current assets
Cash and cash equivalents		475		45		692
Short-term loans and current maturities of long-term loans to subsidiaries		136		172		158
Financial derivatives		78		113		82
Other accounts receivable		11		19		4

Total current assets		700		349		936

Non-current assets

Long-term loans and deposits	*)	—		5	*)	—
Financial derivatives		865		982		908
Loans to subsidiaries		7,755		6,771		7,226
Debentures of subsidiary		228		224		226
Investments in subsidiaries		10,601	**)	8,676	**)	9,788
Fixed assets, net		6		5		6
Deferred expenses	*)	—	*)	—	*)	—

Total non-current assets		19,455		16,663		18,154

Total assets		20,155		17,012		19,090

*)	Represents an amount lower than NIS 1 million.
**)	Retroactively adjusted due to implementation of new IFRS standards, see Section c.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

DETAILS OF FINANCIAL INFORMATION OUT OF CONSOLIDATED STATEMENTS OF FINANCIAL POSITION ATTRIBUTED TO THE COMPANY

	June 30,			December 31,
	2012	2011		2011
	Unaudited			Audited
	NIS in millions
LIABILITIES AND EQUITY

Current liabilities

Current maturities of debentures	934		488		776
Financial derivatives	2		14		—
Trade payables	2		2		2
Other accounts payable	215		94		319
Current tax payable	1		1		3
Dividend payable	66		60		—

Total current liabilities	1,220		659		1,100

Non-current liabilities

Loans from banks	2,502		2,083		2,442
Debentures	8,406		7,897		8,103
Deferred taxes	121		120		135

Total non-current liabilities	11,029		10,100		10,680

Equity attributable to equity holders of the Company

Share capital	218		208		218
Share premium	3,791		3,482		3,787
Reserves	(421)	*)	(1,006)	*)	(599)
Retained earnings	4,318	*)	3,569	*)	3,904

Total equity	7,906	*)	6,253	*)	7,310

Total liabilities and equity	20,155		17,012		19,090

*)	Retroactively adjusted due to implementation of new IFRS standards, see Section c.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

August 20, 2012
Date of approval of the financial statements	Chaim Katzman Chairman of the Board	Aharon Soffer President	Gadi Cunia Executive Vice President and CFO

GAZIT-GLOBE LTD.

DETAILS OF FINANCIAL INFORMATION OUT OF CONSOLIDATED STATEMENTS OF INCOME ATTRIBUTED TO THE COMPANY

	Six months ended June 30,			Three months ended June 30,			Year ended December 31,
	2012	2011		2012	2011		2011
	Unaudited						Audited
	NIS in millions
Management fees from affiliates	1		6	1	**)	—	8
Finance income from investees	168		149	80		73	330
Other finance income	22		44	21		23	61

Total income	191		199	102		96	399

General and administrative expenses	30		30	16		13	66
Finance expenses	382		418	223		135	793
Other expenses	—		—	—		—	6

Total expenses	412		448	239		148	865

Loss before income from investees, net	(221)		(249)	(137)		(52)	(466)
Income from investees, net	756	*)	509	423	*)	346	*) 1,195

Income before taxes on income	535		260	286		294	729
Taxes on income (tax benefit)	(11)		(7)	(2)		13	10

Net income attributable to the Company	546	*)	267	288	*)	281	*) 719

*)	Retroactively adjusted due to implementation of new IFRS standards, see Section c.
**)	Represent an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

DETAILS OF FINANCIAL INFORMATION OUT OF CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME ATTRIBUTED TO THE COMPANY

	Six months ended June 30,			Three months ended June 30,			Year ended December 31,
	2012	2011		2012	2011		2011
	Unaudited						Audited
	NIS in millions
Net income attributable to the Company	546	*)	267	288	*)	281	*)	719

Other comprehensive income (loss) attributable to the Company (net of tax effect):
Exchange differences on foreign currency translation	33		(70)	102		(29)		159
Gain on cash flow hedge	—		6	—		3		9

Other comprehensive income (loss) attributable to the Company	33		(64)	102		(26)		168
Other comprehensive income (loss) attributable to investees (net of tax effect)	173	*)	165	185	*)	(69)	*)	344

Total other comprehensive income (loss) attributable to the Company	206		101	287		(95)		512

Total comprehensive income attributable to the Company	752	*)	368	575	*)	186	*)	1,231

*)	Retroactively adjusted due to implementation of new IFRS standards, see Section c.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

DETAILS OF FINANCIAL INFORMATION OUT OF CONSOLIDATED STATEMENTS OF CASH FLOWS ATTRIBUTED TO THE COMPANY

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
	NIS in millions
Cash flows from operating activities of the Company

Net income attributable to the Company	546	*) 267	288	*) 281	*) 719

Adjustments required to present cash flows provided by (used in) operating activities of the Company:

Adjustments to profit and loss items of the Company:

Depreciation	1	1	1	1	1
Finance expenses, net	192	225	122	39	402
Income from subsidiaries, net	(756)	*) (509)	(423)	*) (346)	*) (1,195)
Cost of share-based payment	2	4	1	2	7
Taxes on income (tax benefit)	(11)	(7)	(2)	13	10

	(572)	(286)	(301)	(291)	(775)

Changes in asset and liability items of the Company:

Decrease (increase) in other accounts receivable	(1)	9	(13)	25	28
Decrease in trade payables and other accounts payable	(25)	(13)	(25)	(6)	(55)

	(26)	(4)	(38)	19	(27)

Cash paid and received during the period by the Company for:

Interest paid	(340)	(247)	(161)	(130)	(261)
Interest received	1	1	—	1	2
Interest received from subsidiaries	52	144	11	100	280
Taxes paid	(1)	(3)	—	(2)	(4)
Dividend received from subsidiary	99	80	99	80	80

	(189)	(25)	(51)	49	97

Net cash provided by (used in) operating activities of the Company	(241)	(48)	(102)	58	14

*)	Retroactively adjusted due to implementation of new IFRS standards, see Section c.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

DETAILS OF FINANCIAL INFORMATION OUT OF CONSOLIDATED STATEMENTS OF CASH FLOWS ATTRIBUTED TO THE COMPANY

	Six months ended June 30,				Three months ended June 30,				Year ended December 31,
	2012		2011		2012		2011		2011
	Unaudited								Audited
	NIS in millions
Cash flows from investing activities of the Company

Acquisition of fixed assets		(1)		(1)		(1)	*)	—	(2)
Investments in subsidiaries		—		(52)		—		(52)	(303)
Loans granted to subsidiaries, net		(358)		(77)		(186)		(390)	(227)
Repayment of a loan granted		—		4		—		—	5
Repayment of deposit		—		—		—		—	4

Net cash used in investing activities of the Company		(359)		(126)		(187)		(442)	(523)

Cash flows from financing activities of the Company

Issuance of shares (less issuance expenses)		—		—		—		—	313
Exercise of stock options into shares	*)	—		2	*)	—	*)	—	2
Repayment of loans for purchase of Company shares	*)	—	*)	—	*)	—	*)	—	4
Dividend paid to equity holders of the Company		(66)		(117)		(66)		(60)	(241)
Issuance of debentures, less issuance expenses		685		—		251		—	446
Repayment and early redemption of debentures		(300)		(212)		(3)		(200)	(233)
Drawdown of long-term credit facilities from banks, net		68		531		327		598	897

Net cash provided by financing activities of the Company		387		204		509		338	1,188

Exchange differences on balances of cash and cash equivalents		(4)		(20)		(1)		(8)	(22)

Increase (decrease) in cash and cash equivalents		(217)		10		219		(54)	657
Cash and cash equivalents at the beginning of period		692		35		256		99	35

Cash and cash equivalents at the end of period		475		45		475		45	692

Material non-cash transactions of the Company:
Dividend payable		66		60		66		60	—

Exchange of loans granted to subsidiaries for share issuance		—		—		—		—	347

Redemption of preferred shares of a subsidiary against loan repayment		—		—		—		—	50

*)	Represents an amount of less than NIS 1 million.

The accompanying additional information constitutes an integral part of the separate financial data and financial information.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

a.	General

This separate financial information is prepared in a condensed format in accordance with the provisions of Regulation 38d of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970. This separate financial information should be read in conjunction with the financial information in the annual financial statements as of December 31, 2011 and for the year then ended, with the accompanying notes thereto, as well as in conjunction with the interim consolidated financial statements as of June 30, 2012 (the “interim consolidated financial statements”).

b.	As of June 30, 2012, the Company has a working capital deficiency of NIS 520 million. The Company and its wholly owned subsidiaries have approved unutilized credit facilities amounting to NIS 1.4 billion that can be used over the coming year. In addition, after the reporting date the Company sold its entire investment in CTY’s convertible debentures, see Section f. The Company’s management believes that these sources will allow the Company to repay its current liabilities when due.

c.	Changes in accounting policies due to implementation of new IFRS standards:

IAS 12—Income Taxes

The amendment to IAS 12 (the “Amendment”) relates to the recognition of deferred taxes for investment property measured at fair value, as well as assets subject to the revaluation model in IAS 16. According to the amendment, the deferred taxes in respect of temporary difference for such assets should be measured based on the presumption that the temporary difference will be utilized in full through sale (rather than through continuing use). This presumption is rebuttable if the investment property is depreciable for tax purposes and is held within the company’s business model with the purpose of recovering substantially all of the underlying economic benefits by way of use and not sale. In those cases, the other general provisions of IAS 12 would apply in respect of the manner of utilization that is most expected.

The amendment supersedes the provisions of SIC 21 that require distinguishing between the land component and the building component of investment property measured at fair value in order to calculate the deferred tax according to their manner of expected utilization.

The amendment is adopted retrospectively starting from the financial statements for annual periods commencing on January 1, 2012.

IFRS 11—Joint Arrangements

IFRS 11 supersedes IAS 31 regarding the accounting treatment of interests in joint ventures and SIC 13 regarding the interpretation of the accounting treatment of non-monetary contributions by ventures.

IFRS 11 defines joint arrangements as contractual arrangements over which two or more parties have joint control.

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Changes in accounting policies due to implementation of new IFRS standards (Cont.):

IFRS 11 distinguishes between two types of joint arrangements:

•

Joint ventures in which the parties that have joint control of the arrangement have rights to the net assets of the arrangement. IFRS 11 requires joint ventures to be accounted for solely by using the equity method as opposed to IAS 31 that enabled the Company to choose its accounting policy whether to apply the proportionate consolidation method or the equity method regarding jointly controlled entities.

•	Joint operations in which the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement.

IFRS 11 requires the joint operator to recognize a joint operation’s assets, liabilities, revenues and expenses in proportion to its relative share of the joint operation as determined in the joint arrangement, similar to the current accounting treatment for proportionate consolidation.

The main effect of implementing IFRS 11 is with regard to ATR, RSC and Ronson, which, under IAS 31, were accounted for according to the proportionate consolidation method, while, under IFRS 11, they constitute joint ventures and are thus accounted for according to the equity method.

IAS 28R—Investments in Associates and Joint Ventures

IAS 28R supersedes IAS 28. The principal changes in IAS 28R compared to IAS 28 relate to the application of the equity method of accounting for investments in joint ventures, as a result of the issuance of IFRS 11, and the guidance for transition from proportionate consolidation to the equity method of accounting for these investments. IAS 28R also prescribes that in the event of disposal of an investment in an associate or joint venture, including a portion thereof, the portion that meets the criteria to be classified as held for sale is accounted for in accordance with IFRS 5. Any remaining portion is accounted for using the equity method until the time of actual disposal. In addition, an investment in an associate that becomes an investment in a joint venture, or vice versa, will continue to be accounted for at equity and the remaining investment will not be remeasured.

Below is the effect of the implementation of new IFRS standards on the separate financial statements:

In the statements of financial position -

	June 30, 2011
	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	NIS in million
Investments in subsidiaries	8,573	3	100	8,676

Retained earning	3,462	3	104	3,569

Reserves	(1,002)	—	(4)	(1,006)

Total equity attributable to equity holders of the Company	6,150	3	100	6,253

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Changes in accounting policies due to implementation of new IFRS standards (Cont.):

	December 31, 2011
	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	NIS in million
Investments in subsidiaries	9,614	1	173	9,788

Retained earnings	3,737	1	166	3,904

Reserves	(606)	—	7	(599)

Total equity attributable to equity holders of the Company	7,136	1	173	7,310

In the statements of income and comprehensive income -

	Six months ended June 30, 2011
	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	NIS in million
Income from subsidiaries, net	476	8	25	509

Net income attributable to equity holders of the Company	234	8	25	267

Other comprehensive income attributable to subsidiaries	166	—	(1)	165

Total comprehensive income attributable to equity holders of the Company	336	8	24	368

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

c.	Changes in accounting policies due to implementation of new IFRS standards (Cont.):

	Three months ended June 30, 2011
	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	Unaudited
	NIS in million
Income from subsidiaries, net	316	8	22	346

Net income attributable to equity holders of the Company	251	8	22	281

Other comprehensive loss attributable to subsidiaries	(68)	—	(1)	(69)

Total comprehensive loss attributable to equity holders of the Company	157	8	21	186

	Year ended December 31, 2011
	As previously reported	Early adoption of IFRS 11	Amendment of IAS 12	As currently presented
	NIS in million
Income from subsidiaries, net	1,102	6	87	1,195

Net income attributable to equity holders of the Company	626	6	87	719

Other comprehensive income attributable to subsidiaries	337	—	7	344

Total comprehensive income attributable to equity holders of the Company	1,131	6	94	1,231

GAZIT-GLOBE LTD.

ADDITIONAL INFORMATION

d.	Events during the reporting period

1.	On January 22, 2012 the Company completed a private placement to institutional investors, of NIS 185 million par value debentures (Series D), by way of expansion of a listed series, along with 1.85 million non-listed call options exercisable into up to NIS 222 million par value debentures (Series K), for immediate consideration of NIS 226 million.

Each of the call options was exercisable by February 29, 2012 (the “expiration date”) at an exercise price of NIS 121.8 (linked to increase in the Israeli CPI) for each NIS 120 par value of debentures (Series K). By the expiration date 1.84 million options were exercised to NIS 221 million par value debentures (Series K) in consideration for NIS 224 million.

2.	In the first quarter of 2012 CTY declared a dividend amounting to EUR 41.7 million. The Company’s share of this dividend, paid in April 2012, amounted to NIS 99.2 million.

3.	On May 7, 2012 the Company completed a private placement to institutional investors, of NIS 130 million par value debentures (Series J), by way of expansion of a listed series, along with 2.6 million non-listed call options exercisable into up to NIS 260 million par value debentures (Series K), for immediate consideration of NIS 175 million.

Each of the call options was exercisable into 100 debentures (series K) by June 14, 2012 (the “expiration date”) at an exercise price of NIS 1.042 (unlinked) for each NIS 1 par value of debentures (Series K). By the expiration date, 600 thousand options were exercised into NIS 60 million par value debentures (Series K) in consideration for NIS 62.5 million. The rest of the options expired.

4.	For details regarding the closing of the agreement between the Company and GAA, together with FCR, to purchase all of the common shares of GAA not already beneficially owned by the Company and the sale of the investment property of GAA to FCR, see Note 3m for the interim consolidated financial statements.

5.	On May 15, 2012 S&P Maalot reaffirmed an A+ rating (Israeli scale) for all of the Company’s series of outstanding debentures and revised its outlook to stable.

f.	Events after the reporting period

During August 2012 the Company sold its entire investment in CTY’s convertible debentures, € 42 million (NIS 207 million) par value, in consideration for approximately € 42.2 million (NIS 208 million) including sale of € 22 million par value convertible debentures to a third party and € 20 million par value convertible debentures to CTY.

g.	Dividend

On August 20, 2012, the Company declared a dividend in the amount of NIS 0.40 per share (a total of approximately NIS 66 million), payable on October 11, 2012 to the shareholders of the Company on September 24, 2012.

Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure in Accordance with Regulation 38C(a)

Management, under the supervision of the Board of Directors of Gazit-Globe Ltd. (the “Corporation”), is responsible for determining and maintaining proper internal control over the Corporation's financial reporting and disclosure.

For the purposes of this matter, the members of management are:

1.	Aharon Soffer, President;

2.	Gadi Cunia, Senior Executive Vice-President and Chief Financial Officer;

3.	Eran Ballan, Senior Executive Vice-President, General Counsel and Company Secretary;

4.	Varda Zuntz, Head of Corporate Responsibility;

5.	Rami Vaisenberger, Vice President and Controller.

Internal control over financial reporting and disclosure includes the Corporation's existing controls and procedures, which were designed by the President and the most senior officer in the finance area or under their supervision, or by a party actually executing the said functions, under the supervision of the Corporation's Board of Directors, which aims to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, and to ensure that information the Corporation is required to disclose in the statements it publishes under the provisions of the law is gathered, processed, summarized and reported on the date and in the format prescribed by the law.

Internal control includes, among other things, controls and procedures that were designed to ensure that information the Corporation is required to disclose, as stated, was accumulated and transferred to the Corporation’s management, including to the President and to the most senior officer in the finance area or to a party actually executing the said functions, in order to enable decisions to be made at the appropriate time, with respect to disclosure requirements.

Due to its inherent limitations, internal control over the financial reporting and disclosure does not aim to provide complete assurance that a misrepresentation or omission of information in the statements will be avoided or discovered.

In the Quarterly Report regarding Effectiveness of the Internal Control over the Financial Reporting and the Disclosure, which was attached to the Quarterly Report for the period ended March 31, 2012 (the “Last Quarterly Report regarding Internal Control”), the internal control was found to be effective.

Through the date of the report, no event or matter had been brought to the attention of the Board of Directors and the management that would be enough to change the evaluation of the effectiveness of the internal control, as found in the Last Quarterly Report regarding Internal Control.

As of the date of the report, based on that stated in the Last Quarterly Report regarding Internal Control and based on information brought to the attention of the management and the Board of Directors, as referred to above, the internal control is effective.

Officers’ Declarations

A)	Declaration of the President in accordance with Regulation 38C(d)(1):

Officers’ Declaration

Declaration of the President

I, Aharon Soffer, declare that:

(1)	I have examined the quarterly report of Gazit-Globe Ltd. (the “Corporation”) for the second quarter of 2012 (the “Statements”);

(2)	As far as I am aware, the Statements do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the financial statements and other financial information included in the Statements properly reflect, in all material respects, the Corporation's financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation's auditors, the Board of Directors and the Audit and Balance Sheet Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation's financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure, which could reasonably have an adverse impact on the Corporation's ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of the financial reporting and preparation of the financial statements in accordance with the provisions of the law; and -

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles.

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, which would be enough to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

August 20, 2012
Aharon Soffer, President

B) Declaration of the most senior officer in the finance area in accordance with Regulation 38C(d)(2):

Officers’ Declaration

Declaration of the most senior officer in the finance area

I, Gadi Cunia, declare that:

(1)	I have examined the interim financial statements and the other financial information included in the statements for the interim period of Gazit-Globe Ltd. (the “Corporation”) for the second quarter of 2012 (the “Statements” or the “Statements for the Interim Period”);

(2)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period do not include any misrepresentation of a material fact and no representation of a material fact that is required has been omitted, so that the representations included therein, in light of the circumstances in which such representations were included, will not be misleading with reference to the period covered by the Statements;

(3)	As far as I am aware, the interim financial statements and the other financial information included in the Statements for the Interim Period properly reflect, in all material respects, the Corporation's financial position, results of operations and cash flows as of the dates and for the periods to which the Statements relate;

(4)	I have disclosed to the Corporation's auditors, the Board of Directors and the Audit and Balance Sheet Committee of the Board of Directors, based on my most up-to-date evaluation with respect to internal control over the Corporation's financial reporting and disclosure:

(A)	All significant deficiencies and material weaknesses in the determination or operation of internal control over financial reporting and disclosure to the extent it relates to the interim financial statements and the other financial information included in the Statements for the Interim Period, which could reasonably have an adverse impact on the Corporation's ability to gather, process, summarize or report financial information in such a manner that could cause doubt with respect to the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law; and

(B)	Any fraud, whether or not significant, wherein the President is involved or a party under his direct supervision or other employees are involved that have a significant function in internal control over financial reporting and disclosure;

(5)	I, alone or together with others in the Corporation:

(A)	Have determined controls and procedures, or have verified the determination and existence under our supervision of controls and procedures, which are designed to ensure that significant information relating to the Corporation, including subsidiaries as defined in the Securities Regulations (Preparation of Annual Financial Statements), 2010, is brought to my attention by others in the Corporation and the subsidiaries, particularly during the period of preparation of the Statements; and -

(B)	Have determined controls and procedures, or have verified the determination and existence under my supervision of controls and procedures, which are designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of the financial statements in accordance with the provisions of the law, including in accordance with generally accepted accounting principles;

(C)	No event or matter has been brought to my attention that occurred during the period between the date of the last quarterly report and the date of this report, which relates to the interim financial statements and any other financial information included in the Statements for the Interim Period, which would be enough, in my opinion, to change the conclusion of the Board of Directors and the management with regard to the effectiveness of the internal control over the financial reporting and the disclosure of the Corporation.

Nothing stated above detracts from my responsibility or the responsibility of any other person under any law.

August 20, 2012
Gadi Cunia, Senior Executive VP and Chief Financial Officer

Leader in Shopping Centres in Central and Eastern Europe

Interim Financial Report

30 June 2012

Our Vision & Strategy

Atrium’s vision is to become the leading owner, operator and developer of food anchored shopping centres in Central & Eastern Europe.

Our portfolio will be weighted towards income generating shopping centres in our core markets producing long term stable cash flows. Organic growth will be delivered by pro-active hands-on asset management, ensuring we uphold our “retail is detail” approach. Further growth will be achieved through the acquisition of high quality assets in our core countries and through a selected number of development projects, either of new shopping centres or extensions of existing properties. Our balance sheet will be efficient and conservatively managed with modest leverage.

Our Profile

Atrium owns a €2.1 billion portfolio of 155 primarily food anchored retail properties and shopping centres which produced €172 million of annual rental income in 2011 from 1.2 million sqm of gross lettable area. These properties, which are located predominantly in Poland, the Czech Republic, Slovakia and Russia, are managed by Atrium’s internal team of retail real estate professionals. In addition, Atrium owns a €567 million development and land portfolio offering long term future value potential.

Atrium is based in Jersey, Channel Islands and is dual listed on the Vienna and Euronext Amsterdam Stock Exchanges under the ticker ATRS.

Our Objectives for 2012

•	Maintain the momentum of 2011 and continue to deliver strong operational performance

•	Strengthen our relationship with key tenants by leveraging the size and diversity of our portfolio

•	Supplement organic growth through acquisitions

•	Monetize the land bank through selective developments and extensions

•	Continue to improve our capital structure and position ourselves to achieve an investment grade credit rating

•	Build the Atrium brand

2

Key Performance Indicators

Key performance indicators (€’000)	6M 2012	6M 2011	Change %	2Q 2012	2Q 2011	FY 2011
Gross rental income	96,157	85,097	13.0%	47,578	42,830	172,173
Like-for-like gross rental income	80,779	76,501	5.6%	39,920	37,615	152,534
Net rental income	91,737	78,041	17.5%	46,486	39,502	154,870
Like-for-like net rental income	76,315	71,335	7.0%	38,560	36,003	138,112
Operating margin	95.4%	91.7%	3.7%	97.7%	92.2%	90.0%
EBITDA* excluding the valuation result	76,447	55,841	36.9%	38,484	30,297	144,231
Adjusted EPRA Earnings	63,405	51,288	23.6%	31,287	29,158	102,688
Revaluation of standing investments	56,996	69,056	(17.5%)	50,290	67,711	128,706
Revaluation of developments and land	(24,018)	(10,232)	(134.7%)	(21,049)	(8,115)	(51,385)
Profit before taxation	90,919	113,722	(20.1%)	41,731	87,340	169,697
Profit after taxation	76,704	100,690	(23.8%)	30,720	77,198	143,246
Net cash generated from operating activities	67,878	60,282	12.6%	36,330	34,354	101,401
Earnings per share in €	0.21	0.24	(12.5%)	0.09	0.20	0.39
EPRA Earnings per share in €	0.15	0.11	36.4%	0.03	0.06	0.14
Adjusted EPRA Earnings per share in €	0.17	0.14	21.4%	0.08	0.08	0.28

*	EBITDA — Earnings before financial results, taxes, depreciation and amortisation.

Balance Sheet (€’000)	30/6/2012	31/12/2011	Change %
Standing investments at fair value	2,147,455	2,077,246	3.4%
Developments and land at fair value	567,480	587,351	(3.4%)
Cash and cash equivalents	229,435	234,924	(2.3%)
Borrowings	555,603	567,992	(2.2%)
LTV (gross)	20.5%	21.3%	(0.8%)
IFRS NAV per share in €	6.19	6.11	1.3%
EPRA NAV per share in €	6.48	6.36	1.9%

Interim Financial Report 30 June 2012	3

Contents

Key Performance Indicators	3
Statements Regarding Forward Looking Information	4
Group Management Report	5
Business Review	5
Operating Activities	7
Development Activities	9
EPRA Results	10
Statement in Accordance with § 87 of the Austrian Stock Exchange Act (BörseG)	12
Interim Financial Statements	13
Condensed Consolidated Interim Financial Statements	13
Notes to the Condensed Consolidated Interim Financial Statements	16
Independent Review Report	21
Directors, Executives and Professional Advisors	23

Statement Regarding Forward Looking Information

This Interim Financial Report includes statements that are, or may be deemed to be, “forward looking statements”. These forward looking statements can be identified by the use of forward looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “may”, “will” or “should” or, in each case their negative or other variations or comparable terminology. These forward looking statements include all matters that are not historical facts. They appear in a number of places throughout this Interim Financial Report and include statements regarding the intentions, beliefs or current expectations of Atrium European Real Estate Limited (“Atrium”) and its subsidiaries (together with Atrium, the “Group”). By their nature, forward looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward looking statements are not guarantees of future performance.

You should assume that the information appearing in this Interim Financial Report is up to date only as of the date of this Interim Financial Report. The business, financial condition, results of operations and prospects of Atrium or the Group may change. Except as required by law, Atrium and the Group do not undertake any obligation to update any forward looking statements, even though the situation of Atrium or the Group may change in the future.

All of the information presented in this Interim Financial Report, and particularly the forward looking statements, are qualified by these cautionary statements.

You should read this Interim Financial Report and the documents available for inspection completely and with the understanding that actual future results of Atrium or the Group may be materially different from what Atrium or the Group expects.

4

Group Management Report

Business Review

Strong operational performance supported by good progress in implementation of growth strategy

We enjoyed a generally stable operating environment throughout the first half year and, against a continued backdrop of economic uncertainty Atrium performed well, posting a 36.9% increase in EBITDA (excluding the valuation result). Significantly, we increased gross, net and like-for-like rental income in all our countries of operation (with the exception of a modest 1.7% dip in like-for-like net rental income at our single asset in Romania) leading to 13.0% growth in gross rental income and 7.0% growth in like-for-like net rental income for the overall portfolio. These results were driven primarily by the impact of our 2011 acquisitions and a strong performance in Russia.

In January 2012, we acquired from our venture partner the outstanding 23% stake we did not already own in group subsidiaries in Russia for a total consideration, including transaction costs, of €9.0 million.

The continued paucity of acquisition finance and the ongoing unwillingness of owners of prime assets to sell in the current economic environment has meant that the investment markets in our regions remained very constrained. As a result, opportunities to make acquisitions of our target prime income producing shopping centres in the capital and tier one regional cities of our core markets have been scarce.

In June 2012, we did however make progress on a number of significant and value accretive initiatives including the acquisition from cinema operator Russian Cinema Holdings (“RCH”) of its holding in three of our shopping centres in Russia and the signing of the hypermarket anchor, a leading international food retailer, and other tenants for our major new Atrium Felicity development project in Lublin, Poland.

The transactions with RCH involve us acquiring premises in our shopping centres in Russia at Volgograd, Togliatti and Yekaterinburg. RCH was the co-owner and local operator of the cinemas in those three shopping centres. We have now contracted to acquire both the premises and the associated land for a total consideration of €9.3 million, thus allowing us to gain increased ownership of the centres. Definitive sale and purchase agreements were signed for the Volgograd and Togliatti centres during the first half and, subsequently at Yekaterinburg post the period end. RCH will also sign new lease agreements whereby they will remain a tenant of the Group and it is anticipated that the transactions will complete during the remainder of the year.

In Lublin, we finalised in late June the forward sale of the 19,700 sqm hypermarket premises to a major international food retailer. The premises are partially completed to date and the delivery to the hypermarket operator is expected in mid 2013. Along with this successful transaction, the pre-lease of the 55,000 sqm Gross Leasable Area (“GLA”) shopping centre is in progress and the project has achieved a 52% pre-lease rate. Subsequent to the period end we also completed a tender process and signed agreements with a recognised international general contractor for the construction works. Work is expected to start in the third quarter with an opening of the centre targeted for late 2013.

Also subsequent to the end of the half year, we completed the acquisition of the 38,000 sqm land plot adjacent to our Atrium Copernicus shopping centre in Toruń, Poland which we announced last year. With this complete we can progress our plans to extend the centre.

On 9 February 2012, we were pleased to receive the “Investor of the Year” award at the 2011 Europa Property CEE Retail Awards for the second year running. This was followed up by us being awarded the Central and Eastern European Real Estate Quality Awards (in cooperation with the Financial Times) “Investor of the Year” award on 17 April 2012. These awards provide further proof and recognition of the considerable progress Atrium has made over the last three years in the Central and Eastern European region. In May 2012, we were pleased to launch our new corporate website, offering investors and customers greater access to information on the Group and its assets.

Profitability and balance sheet remain strong

The Group’s overall performance in the first half led to a very strong 36.9% increase in EBITDA (excluding the valuation result) to €76.4 million (2011: €55.8 million), contributing to a profit before tax of €90.9 million for the period. Operating margins beat management expectations and increased by 3.7% to 95.4%, while net cash generated from operating activities increased 12.6% to €67.9 million. Adjusted EPRA earnings per share grew 21.4% from €0.14 to €0.17 per share.

IFRS and EPRA Net Asset Value per share at 30 June 2012 increased to €6.19 and €6.48 per share, respectively, compared to €6.11 and €6.36 per share at 31 December 2011. The increase in our net asset values arising from earnings generated during the period were partially offset by dividend payments and the impact of the acquisition of the 23% non-controlling interest referred to earlier.

Our focus on active asset management and continually improving the overall quality of the portfolio, together with the relative stability of the Group’s core markets are also reflected in the revaluations for the period. In aggregate the portfolio increased in value by €57.0 million or 2.7% to €2,147 million. Significantly, positive revaluations were evident across all four of our key markets of Poland, the Czech Republic, Slovakia and Russia. The increase was led by a €19.6 million improvement in the valuation of our Promenada centre in Warsaw and reflects both the benefits of our active asset management programme since acquiring the shopping centre in May 2011 and a slight yield compression evident on prime Warsaw based assets.

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Group Management Report

In April 2012, we completed the early repayment of two loans totalling €10.6 million from EUROHYPO AG bank, which were due to mature in October 2012. We then made further progress in reducing our more expensive debt when on 31 May 2012, we launched a tender offer for our €32,050,000 Tranche A 6% Fixed Rate Notes and €67,950,000 Tranche B Floating Rate Notes due 2013. The offer closed on 28 June 2012 with €13.9 million of the Fixed Rate Notes and €36.7 million of the Floating Rate Notes being tendered, leaving the Group holding €60.7 million of the €100 million aggregate amount of the notes (including the €10 million previously held by Atrium). These actions will be mildly accretive to earnings over the next 12 months.

In April 2012, Standard & Poor’s reiterated Atrium’s BB+ corporate credit rating and stable outlook. Subsequently in June, Fitch Ratings also reiterated its BB+ long term issuer default rating and positive outlook.

Dividend

In November 2011, the Board of Atrium announced a change in the dividend policy representing an increase from €0.14 to €0.17 per ordinary share (subject to any legal regulatory requirements and restrictions of commercial viability), to be declared and paid quarterly. We applied this increase in respect of the first and second payments of €0.0425 dividend per share on 30 March 2012 and 29 June 2012. The third dividend payment for the year will be made as a capital repayment on 28 September 2012 to shareholders on the register on 21 September 2012. The dividend remains well covered by earnings.

Our markets

Economic growth within Central and Eastern Europe slowed down during the second quarter compared to the first, partially reflecting the continuation of the Eurozone debt crisis which intensified during the period and began to envelop the larger peripheral countries of the Euro Area. To what degree this crisis will impact our countries of operation is hard to predict, but in July the IMF responded by leaving its 2012 GDP growth forecasts for Central and Eastern Europe and for Russia unchanged at 1.9% and 4.0% respectively, whilst lowering its outlook for both in 2013 by 0.1% to growth of 2.8% and 3.9% respectively. By comparison, at the same time the IMF also maintained its negative 0.3% growth estimate for the Euro Area as a whole in 2012 while reducing its 2013 projection by 0.2% to 0.7%. Once again this demonstrates that our region’s average GDP growth forecast remains well above that of Western Europe and highlights the growth opportunity our region affords.

The Group’s key markets of Poland, the Czech Republic and Slovakia remain the most stable economies in the region and Russia continues to grow strongly. While not immune to the Euro crisis, Poland and Russia are, as usual, relatively resilient due to their robust domestic demand. According to the recent A.T. Kearney Global Retail report, Russia remains a key destination for international retailers, ranking 26th in the 2012 Global Retail Development Index. Furthermore, the report notes that Poland, the Czech Republic and Hungary have become mature markets as consumer spending within these countries has expanded significantly and the retail landscape, as well as competition among retailers, have become more sophisticated.

As mentioned above, transaction volumes in the investment market remain depressed and according to a recent report by CBRE, are down 60% compared to the first half of 2011 at just €2.1 billion overall. Russia and Poland remained the most popular with the latter accounting for €854 million of the total.

Outlook

Our market leading results for the first half of 2012 are a further demonstration of the progress we continue to make in achieving our aim of building Atrium into a company that is able to produce strong and sustainable levels of rental income and cash flow. While our first half year performance continues to underpin our confidence in our ability to create value, we cannot ignore the impact, potential or actual, of the ongoing issues in the Eurozone on the economies in which we operate. We remain committed to our strategy of growth through the hands-on portfolio and asset management of our existing portfolio and a combination of selective acquisitions and developments, but against the current uncertain macro-economic backdrop, we will continue to exercise caution when investing shareholders’ funds.

GDP growth and forecasts for our region remain above the averages for the Euro Area. This, together with the rising number of middle class consumers in Central and Eastern Europe, supports our strategy of focusing on supermarket anchored real estate that meets consumers’ everyday needs and gives us confidence in our future performance. The continued steady expansion of international and strong domestic retail brands in the key cities of our core markets provides us with further encouragement, especially since the current low supply of suitable new retail stock makes space in successful retail assets all the more desirable.

As mentioned previously, the supply of attractive properties available for acquisition, either on or off-market, remains constrained, with transaction volumes being further depressed by the limited financing that is available. However, we believe our strong cash position and low leverage give us a competitive advantage when assets we do want to acquire become available.

We are looking forward to getting construction underway at our Atrium Felicity development in Lublin, Poland, later this year and expect the second half of 2012 to continue in much the same way as during the first half. We remain confident that we can continue to deliver market leading results and believe we are making good progress towards achieving our aim of becoming the market leading owner, manager and developer of food anchored shopping centres in Central and Eastern Europe.

6

Group Management Report

Operating Activities

During the first six months of 2012, Atrium’s 155 standing investment properties produced growth in gross, net and like-for-like rental income in all of our seven countries of operation (with the exception of a modest 1.7% dip in like-for-like net rental income at our single asset in Romania), as detailed below:

	Gross rental income			Net rental income
	6M 2012	6M 2011	Change	6M 2012	6M 2011	Change
Country	€’000	€’000%		€’000	€’000%
Poland	36,950	29,728	24.3%	37,242	29,129	27.9%
Czech Republic	19,185	13,097	46.5%	17,611	11,187	57.4%
Slovakia	5,674	5,458	4.0%	5,589	5,322	5.0%
Russia	25,887	22,578	14.7%	24,008	20,520	17.0%
Hungary	4,314	4,087	5.6%	3,752	3,607	4.0%
Romania	3,616	3,466	4.3%	3,288	3,287	0.0%
Latvia	531	479	10.9%	247	226	9.3%
Subtotal	96,157	78,893	21.9%	91,737	73,278	25.2%
Turkey*	—	6,204	(100.0%)	—	4,763	(100.0%)
Total	96,157	85,097	13.0%	91,737	78,041	17.5%

*	Divested in July 2011.

	Like-for-like gross rental income			Like-for-like net rental income
	6M 2012	6M 2011	Change	6M 2012	6M 2011	Change
Country	€’000	€’000*	%	€’000	€’000*	%
Poland	28,117	27,456	2.4%	28,476	27,084	5.1%
Czech Republic	12,794	12,715	0.6%	11,259	10,870	3.6%
Slovakia	5,545	5,458	1.6%	5,463	5,322	2.6%
Russia	25,862	22,847	13.2%	23,830	20,762	14.8%
Hungary	4,314	4,080	5.7%	3,752	3,730	0.6%
Romania	3,616	3,466	4.3%	3,288	3,346	(1.7%)
Latvia	531	479	10.9%	247	221	11.8%
Like-for-like rental income	80,779	76,501	5.6%	76,315	71,335	7.0%
Remaining rental income	15,378	8,171	88.2%	15,422	6,664	131.4%
Total rental income	96,157	84,672	13.6%	91,737	77,999	17.6%

*	To enhance comparability of GRI/NRI, prior period values for like-for-like properties have been recalculated using the 2012 exchange rates.

Gross rental income (“GRI”) for the six months grew 13.0% over the same period last year to €96.2 million. This increase was primarily driven by the progress made in implementing Atrium’s strategy of growth by acquisition during 2011. 24.3% and 46.5% uplifts were reported in Poland and the Czech Republic due principally to the acquisitions of the Promenada, Molo and Palac Flóra shopping centres last year. In Russia, the results of our asset restructuring efforts have generated higher turnover based rents and a continued reduction in the level of temporary discounts previously granted to tenants which, together with rental indexation, have all contributed to a 14.7% rise in GRI. The restructuring of certain of our Russian centres continues and demonstrates the appetite of international retailers for space at the best centres. In Slovakia the 4.0% increase in GRI was assisted by the opening of the 1,100 sqm extension to the Optima centre in Kosice and an uplift from rental indexation. GRI growth in Hungary and Latvia is principally due to higher occupancies, whilst in Romania the growth results from rental indexation. The GRI result also takes into account the income lost through the July 2011 sale of Trabzon in Turkey, without which the overall improvement increases to 21.9%.

Net rental income (“NRI”) followed a similar pattern and increased 17.5% to €91.7 million, which together with ongoing efficiency improvements and lower ground lease payments allowed the Group to boost NRI in Poland and the Czech Republic by 27.9% and 57.4% respectively.

On a like-for-like basis, growth in both gross and net rental income (up 5.6% to €80.8 million and 7.0% to €76.3 million, respectively) was predominantly driven by the strong performance in Russia which delivered 13.2% growth in gross and 14.8% growth in net rental income. Of particular significance is the fact that despite macroeconomic headwinds, all countries delivered growth in gross like-for-like rental income and on a net basis only Romania suffered a slight decline, once again proving the stability of the portfolio’s income generating capacity.

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Group Management Report

Operating margins increased by 3.7% to 95.4%, an excellent result and ahead of our expectations for the full year. The first half year margin benefitted from the additional turnover based rents and ground lease provision write-backs referred to above and we anticipate that the margin may moderate slightly in the coming quarters. Occupancy at 30 June 2012, as measured under the EPRA guidelines, increased slightly to a very healthy 97.7%

EBITDA, excluding the valuation result, increased by 36.9% to €76.4 million compared to the first half of last year (€55.8 million), primarily due to a €13.7 million increase in net rental income together with around €10 million lower legacy legal expenses and approximately €2 million lower other expenses, offset by €5 million of lower profits on disposal. Adjusted EPRA earnings also increased 23.6% to €63.4 million compared to €51.3 million in the first half of 2011.

Standing investments Country	No. of properties	Gross lettable area sqm	Portfolio %	Market value €’000	Portfolio %	Revaluation €’000
Poland	20	377,400	30.8%	1,012,964	47.2%	24,146
Czech Republic	98	373,700	30.5%	442,003	20.6%	4,952
Slovakia	3	65,200	5.3%	144,380	6.7%	5,840
Russia	7	229,200	18.8%	372,543	17.4%	24,867
Hungary	25	104,500	8.5%	89,065	4.1%	(2,195)
Romania	1	53,300	4.4%	71,110	3.3%	(384)
Latvia	1	20,400	1.7%	15,390	0.7%	(230)
Total standing investments	155	1,223,700	100.0%	2,147,455	100.0%	56,996

Standing investments Country	Net equivalent yield* (weighted average) %	Gross running yield (GRY) %	Net running yield (NRY) %	EPRA Occupancy %
Poland	6.9%	7.4%	7.3%	97.9%
Czech Republic	8.0%	8.9%	7.9%	98.2%
Slovakia	7.7%	7.6%	7.6%	97.9%
Russia	12.3%	13.6%	11.6%	98.0%
Hungary	9.0%	9.5%	7.9%	95.2%
Romania	9.4%	10.1%	9.2%	97.8%
Latvia	13.0%	6.6%	2.1%	83.3%
Average	8.3%	9.0%	8.2%	97.7%

*	The net equivalent yield takes into account the current and the potential rental income, occupancy and lease expiry.

Reflecting the stability of the Group’s core markets, the market value of Atrium’s 155 standing investments increased from €2,077 million at year end 2011, to €2,147 million at 30 June 2012. This was attributable to a 2.7% or €57.0 million revaluation, €10 million of additions, €2.1 million of additional finance leases and €1.2 million due to currency translation differences given the strengthening in the Czech Crown. The additions include €3.3 million associated with the acquisition from RCH of premises in the Group’s Volgograd and Togliatti shopping centres in Russia.

Positive revaluations were evident across all four of our key markets of Poland, the Czech Republic, Slovakia and Russia. Poland increased in value by 2.4%, or €24.1 million, due to a combination of the recognition of the impact of our significant restructuring and value driving efforts at our Promenada shopping centre since its acquisition in May 2011 together with a slight yield compression on our Warsaw assets.

In Russia, the portfolio increased in value by some 7.3% or €24.9 million, primarily driven by revisions to the estimated rental values. This reflects the improving rental environment and the impact of our restructuring activities at our centres in Togliatti, Kazan and Yekaterinburg. Additionally the revaluation reflects the positive impact of the RCH transaction and some mild yield compression on our two Moscow assets.

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Group Management Report

The Czech Republic increase in value of €5.0 million primarily reflects the successful renegotiation and five year extension of six lease contracts totalling 62,000 sqm of GLA with Spar, the international food retailing chain, which were signed during the period. In Slovakia, the €5.8 million increase in value results from the completion of the 1,100 sqm extension to our Optima Kosice shopping centre.

Across the portfolio, the total €57.0 million revaluation for the period reflects a €30.9 million increase due to the impact of business performance driving higher rents, occupancies and estimated rental values and a €26.1 million increment due to yield compression.

Development Activities

At 30 June 2012 Atrium’s development and land portfolio was valued at €567.5 million, and comprised 37 projects at all stages of development. In aggregate, 90% of the portfolio by value,

and 82% by size, is concentrated in Poland, Russia and Turkey. We believe that this portfolio has significant long term future value creation potential and will continue to actively manage these projects.

Country	Number of projects	30/6/2012 Market value €’000	Portfolio %	Size of land (hectares)	31/12/2011 Market value €’000
Poland	15	138,178	24.4%	64	142,259
Russia	12	162,960	28.7%	155	178,792
Turkey	4	209,376	36.9%	44	209,376
Others	6	56,966	10.0%	57	56,924
Total	37	567,480	100.0%	320	587,351

We have identified ten priority projects with a building permit for which the required administrative decisions might be obtained in the relatively near term. These developments are primarily focused in Poland and Russia and include a number of lower risk extensions to existing assets. In each case, initial feasibility studies have been completed and the Board has given preliminary “green light” approval to invest and to take the project to the next stage of readiness prior to definitive commitment. Such additional investment may include, for instance, costs associated with amending building permits and confirming interest from potential tenants by securing pre-leasing agreements. Indicatively, in the event that all ten projects (and no others) progressed to full development, we estimate total net incremental development spend in the region of approximately €200 million over the next three to four years.

Within these ten priority projects, three are either under development or have anticipated construction start dates in 2012. These developments are all in Poland and include the 75,000 sqm GLA Atrium Felicity shopping centre in Lublin, the 6,450 sqm GLA Phase II of Atrium Galeria Mosty in Plock and the 5,000 sqm GLA stand-alone box pre-leased to Media Markt in Gdynia. The later two projects are anticipated to complete during the remainder of the year. The total market value of these developments at 30 June 2012 was €51.5 million and the incremental costs to completion are now assessed at approximately €70 million. The remaining seven priority projects are all extensions to existing income producing assets; four are located in Poland and three in Russia.

In Lublin, Atrium finalized the forward sale of the 19,700 sqm hypermarket premises to a major international food retailer in late June 2012. The premises are partially completed to date and the delivery to the hypermarket operator is expected in mid 2013. Along with this successful transaction, the pre-lease of the 55,000 sqm GLA shopping centre is in progress and the project has achieved a 52% pre-lease rate. During July 2012 we also completed a tender process and signed agreements with a recognised international general contractor for the construction works. Work is expected to start in the third quarter with an opening of the centre targeted for late 2013. Total net incremental costs to complete are approximately €66 million.

In Toruń, we finalized in early July 2012 the acquisition of the 38,000 sqm land plot adjacent to our successful existing Atrium Copernicus shopping centre. With this complete we can progress our plans to extend the centre.

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Group Management Report

EPRA Results

EPRA Earnings

EPRA Earnings are calculated in accordance with the latest Best

Practice Recommendations of the European Public Real Estate

Association (“EPRA”).

	1/1/2012 - 30/6/2012 €’000	1/1/2011 - 30/6/2011 €’000
Earnings attributable to equity holders of the parent company	79,238	90,306

Revaluation of investment property	(32,978)	(58,825)
Net results on acquisitions and disposals	(355)	(5,236)
Tax on profits or losses on disposals	—	—
Goodwill impairment and amortisation of intangible assets	379	273
Changes in fair value of financial instruments and associated close-out costs	—	(315)
Deferred tax in respect of EPRA adjustments	11,465	10,951
Non controlling interest in respect of the above adjustments	(2,193)	3,229
EPRA Earnings	55,556	40,383
Weighted average number of shares (in shares)	372,945,659	372,802,818
EPRA Earnings per share (in €)	0.15	0.11

Company adjustments:*
Result on bond buy backs	1,519	(940)
Legal fees related to legacy legal disputes	968	10,855
Foreign exchange differences	1,750	(12,578)
Deferred tax not related to revaluation	2,309	(371)
Fair value adjustment to financial instruments	1,548	7,213
Non controlling interest in respect of the above company adjustments	(245)	6,726
Adjusted EPRA earnings	63,405	51,288
Adjusted EPRA Earnings per share (in €)	0.17	0.14

*	The “Company adjustments” represent adjustments of other non-recurring items which could distort Atrium’s operating results. Such non-recurring items are disclosed separately from the operating performance in order to provide stakeholders with the most relevant information regarding the performance of the underlying property portfolio

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Group Management Report

EPRA Net asset value

	30/6/2012		31/12/2011
		in € per		in € per
Net Asset Value (“NAV”)	€’000	ordinary share	€’000	ordinary share
Equity	2,303,338		2,264,543
Non controlling interest	5,438		15,283

IFRS NAV per the financial statements	2,308,776	6.19	2,279,826	6.11
Effect of exercise of options	15,663		16,065

Diluted NAV, after the exercise of options	2,324,439	6.14	2,295,891	6.07

Fair value of financial instruments	14,044		9,060
Goodwill as a result of deferred tax	(11,405)		(11,475)
Deferred tax in respect of investment properties	125,656		113,333

EPRA NAV	2,452,734	6.48	2,406,809	6.36

	30/6/2012		31/12/2011
		in € per		in € per
EPRA Triple NAV (“NNNAV”)	€’000	ordinary share	€’000	ordinary share
EPRA NAV	2,452,734	6.48	2,406,809	6.36
Fair value of financial instruments	(14,044)		(9,060)
Impact of debt fair value	(11,417)		(5,764)
Deferred tax in respect of investment properties	(125,656)		(113,333)

EPRA NNNAV	2,301,617	6.08	2,278,652	6.02

Number of outstanding shares	373,010,527		372,892,253
Number of outstanding shares and options	378,367,700		378,264,424

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Group Management Report

Statement in accordance with § 87 of the Austrian Stock Exchange Act (BörseG)

With respect to paragraph 87 of the Austrian Stock Exchange Act (§ 87 BörseG) the directors confirm that to the best of their knowledge the condensed consolidated interim financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group as required by the applicable accounting standards and that the Group management report gives a true and fair view of the development and performance of the business and the position of the Group, together with a description of the principal risks and uncertainties for the remaining six months of the financial year and of the major related party transactions.

CHAIM KATZMAN Chairman of the Board	RACHEL LAVINE Director and CEO

DIPAK RASTOGI Director	JOSEPH AZRACK Director

PETER LINNEMAN Director	THOMAS WERNINK Director

AHARON SOFFER Director	NOAM BEN-OZER Director

ANDREW WIGNALL Director	SIMON RADFORD Director

12

Interim Financial Statements

Condensed Consolidated Interim Financial Statements

Condensed Consolidated Statement of Financial Position as at 30 June 2012

		30/6/2012		31/12/2011
		€’000	€’000	€’000	€’000
	Note	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Assets
Non current assets
Standing investments	4	2,147,455		2,077,246
Developments and land	5	567,480		587,351
Other non current assets		103,260		100,778
			2,818,195		2,765,375

Current assets
Cash and cash equivalents	6	229,435		234,924
Other current assets		41,314		40,402
			270,749		275,326

Total assets			3,088,944		3,040,701

Equity	7		2,303,338		2,264,543

Liabilities
Non current liabilities
Long term borrowings	8	489,120		542,662
Other non current liabilities		165,898		147,758
			655,018		690,420

Current liabilities
Short term borrowings	8	66,483		25,330
Other current liabilities		64,105		60,408
			130,588		85,738

Total equity and liabilities			3,088,944		3,040,701

The interim Group management report and the condensed consolidated interim financial statements were approved and authorised for issue by the Board of Directors during the course of their meeting on 16 August 2012 and were duly signed on the Board’s behalf by Chaim Katzman, Chairman and Rachel Lavine, Chief Executive Officer.

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Interim Financial Statements

Condensed Consolidated Income Statement for the period ended 30 June 2012

		1/4/2012 – 30/6/2012		1/1/2012 – 30/6/2012		1/4/2011 – 30/6/2011		1/1/2011 – 30/6/2011
(Unaudited)	Note	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Gross rental income		47,578		96,157		42,830		85,097
Service charge income		18,679		37,162		16,870		35,030
Net property expenses		(19,771)		(41,582)		(20,198)		(42,086)
Net rental income			46,486		91,737		39,502		78,041

Net result on acquisitions and disposals		99		355		5,692		5,236
Costs connected with developments and land		(1,614)		(3,430)		(355)		(1,819)
Revaluation of investment properties		29,241		32,978		59,594		58,825
Other depreciation and amortisation		(421)		(792)		(340)		(774)
Net administrative expenses		(6,487)		(12,215)		(14,542)		(25,617)
Net operating profit			67,304		108,633		89,551		113,892

Net financial expenses	9	(25,573)		(17,714)		(2,211)		(170)
Profit before taxation			41,731		90,919		87,340		113,722

Taxation charge for the period	10	(11,011)		(14,215)		(10,142)		(13,032)

Profit after taxation for the period			30,720		76,704		77,198		100,690

Attributable to:
Equity holders of the parent		33,348		79,238		73,797		90,306
Non controlling interest		(2,628)		(2,534)		3,401		10,384
			30,720		76,704		77,198		100,690

Basic & diluted earnings per share in € attributable to shareholders*		0.09		0.21		0.20		0.24

*	Options under the employee share option plan have an anti-dilutive effect.

Condensed Consolidated Statement of Comprehensive Income

for the period ended 30 June 2012

	1/4/2012 – 30/6/2012		1/1/2012 – 30/6/2012		1/4/2011 – 30/6/2011		1/1/2011 – 30/6/2011
(Unaudited)	€’000	€’000	€’000	€’000	€’000	€’000	€’000	€’000
Profit for the period	30,720		76,704		77,198		100,690
Exchange differences arising on translation of overseas operations	10,727		5,713		(3,181)		(11,993)
Movements in hedging reserves (net of deferred tax)	(2,305)		(4,037)		(1,500)		(1,500)
Deferred tax on items taken directly to equity	(127)		19		41		1,384
Total comprehensive income		39,015		78,399		72,558		88,581

Attributable to:
Equity holders of the parent	41,640		80,929		68,851		76,736
Non controlling interest	(2,625)		(2,530)		3,707		11,845
		39,015		78,399		72,558		88,581

14

Interim Financial Statements

Condensed Consolidated Cash Flow Statement for the period ended 30 June 2012

(Unaudited)	1/1/2012 – 30/6/2012 €’000	1/1/2011 – 30/6/2011 €’000
Cash flows from operating activities	67,878	60,282
Cash flows used in investing activities	(14,478)	(203,982)
Cash flows used in financing activities	(59,074)	(10,589)
Decrease in cash and cash equivalents	(5,674)	(154,289)
Cash and cash equivalents at the beginning of the period	234,924	373,524
Foreign exchange differences	185	(3,051)
Increase in cash and cash equivalents classified as assets held for sale	—	(6,512)
Cash and cash equivalents at the end of the period	229,435	209,672

Consolidated Statement of Changes in Equity for the period ended 30 June 2012

(Unaudited)	Note	Stated capital €’000	Other reserves €’000	Hedging reserves €’000	Income account €’000	Currency translation €’000	Share- holder interest €’000	Non controlling interest €’000	Total equity €’000
Balance as at 1 January 2012		2,899,118	3,571	(7,339)	(531,131)	(84,393)	2,279,826	(15,283)	2,264,543
Total comprehensive income		—	—	(4,037)	79,238	5,728	80,929	(2,530)	78,399
Transactions with owners
Share based payment		—	840	—	—	—	840	—	840
Issue of no par value shares		382	(59)	—	—	—	323	—	323
Dividends	7	(31,701)	—	—	—	—	(31,701)	—	(31,701)
Acquisition of non controlling interest	7	—	—	—	(21,441)	—	(21,441)	12,375	(9,066)
Balance as at 30 June 2012		2,867,799	4,352	(11,376)	(473,334)	(78,665)	2,308,776	(5,438)	2,303,338

Balance as at 1 January 2011		2,950,951	1,828	—	(676,401)	(92,637)	2,183,741	3,234	2,186,975
Total comprehensive income		—	—	(1,500)	90,306	(12,070)	76,736	11,845	88,581
Transactions with owners
Share based payment		—	1,044	—	—	—	1,044	—	1,044
Issue of no par value shares		264	(55)	—	—	—	209	—	209
Dividends	7	(26,097)	—	—	—	—	(26,097)	—	(26,097)
Balance as at 30 June 2011		2,925,118	2,817	(1,500)	(586,095)	(104,707)	2,235,633	15,079	2,250,712

Interim Financial Report 30 June 2012	15

Interim Financial Statements

Notes to the Condensed Consolidated Interim Financial Statements for the period ending 30 June 2012

(Unaudited)

1. Reporting entity

Atrium European Real Estate Limited (“Atrium”) is a company incorporated and domiciled in Jersey. Its registered office and principal place of business is 11-15 Seaton Place, St. Helier, Jersey, Channel Islands.

The principal activity of Atrium and its subsidiaries (the “Group”) is the ownership, management and development of commercial real estate in the retail sector.

The Group primarily operates in Poland, the Czech Republic, Slovakia, Russia, Hungary and Romania.

2. Basis of preparation

Statement of compliance

The unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting as endorsed by the EU.

The unaudited condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements, and should be read in conjunction with the consolidated annual financial statements of the Group as at and for the year ended 31 December 2011.

The annual consolidated financial statements of the Group are prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the EU.

Basis of measurements

The financial statements are presented in thousands of Euros (“€’000”), rounded to the nearest thousand, unless stated otherwise.

Amendment to and interpretations of existing standards effective in the current period

The Group has adopted the following amended IFRS as of 1 January 2012:

•

IAS 12 (Amendments) Deferred Tax: Recovery of Underlying Assets. In December 2010 the IASB issued the Amendments to IAS 12 with an effective date of 1 January 2012. The amendment did not have a material impact on the Group’s financial statements.

New standards that are not yet effective and have been reviewed by the Group

The following standards have been published and are mandatory for the Group’s accounting periods beginning on 1 January 2013 and subsequent periods. The Group will adopt IFRS 10 and IFRS 11 on 1 January 2013.

In preparation for the adoption of these standards Atrium management has performed an analysis of the impact of both and have come to the following conclusions:

•

IFRS 10 Consolidated Financial Statements which replaces SIC-12 Consolidation — Special Purpose Entities and the consolidation elements of the existing IAS 27 Consolidated and Separate Financial Statements. The new standard adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity to generate returns for the reporting entity. The standard will not have a material impact on the Group’s financial statements.

•

IFRS 11 Joint Arrangements which supersedes IAS 31 Interests in Joint Ventures. IFRS 11 distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor’s consolidated accounts using the equity method. The standard will not have a material impact on the Group’s financial statements.

Other new standards, amendments to and interpretations of existing standards that are not yet effective and have not already been adopted by the Group are currently being reviewed.

Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended 31 December 2011.

3. Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated annual financial statements as at and for the year ended 31 December 2011.

16

Interim Financial Statements

Non-controlling interest

Non-controlling interest is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Non-controlling interests at initial recognition are measured at their proportionate interest in all the net assets of the subsidiary including recognised goodwill. Changes in a parent’s ownership interest in a subsidiary that do not result in the loss of control are accounted for within equity. When an entity loses control of a subsidiary, any gain or loss is recognised in the income statement.

Transaction costs in respect of transactions with non-controlling interests are also recorded in equity. Cash flows from transactions with non-controlling interests that do not result in the loss of control are classified in the consolidated cash flow statement as cash flows from financing activities.

Developments and land

Developments and land comprise of capitalised development costs and land, except for the land on which standing investments are situated. The commencement of development with a plan or prior agreement to sale represents a change in use and accordingly the project is transferred from developments to inventories (under Other current assets). Inventory is measured at the lower of cost and net realisable value. The amount of any write-down of inventories to net realisable value and all losses associated with inventories shall be recognised as an expense in the income statement in the period the write-down or loss occurs. Developing for sale is not Atrium’s core business. At the completion of the transaction the carrying amount of the proceeds from sale less the inventory will be presented as net profit or loss in other income/(expenses).

4. Standing investments

The current portfolio of standing investments of the Group consists of 155 properties (31 December 2011: 155).

	30/6/2012 €’000	31/12/2011 €’000
Balance as at 1 January	2,077,246	1,503,301
Movements — financial leases	2,128	19,630
Additions — new properties	—	413,574
Additions — technical improvements, extensions	9,882	17,886
Currency translation difference	1,203	(5,851)
Revaluation of standing investments	56,996	128,706
Balance as at the end of the period	2,147,455	2,077,246

On 13 June 2012, Atrium signed sale and purchase agreements with IKP Togliatti (Invest Kino Project “IKP”) and IKP-Volgograd, relating to premises in the Group’s shopping centres in Volgograd and Togliatti and a pre-sale agreement with IKP Yekaterinburg for premises in the Group’s shopping centre in Yekaterinburg, Russia. IKP Togliatti, IKP-Volgograd and IKP Yekaterinburg are subsidiaries of Russian Cinema Holdings (“RCH”) and were the co-owners and local operators of the cinemas in those three shopping centres. Atrium has contracted to acquire both the premises and the associated land. These transactions will allow Atrium to gain increased ownership of the buildings and land for a total consideration of €9.3 million. RCH will also sign new lease agreements whereby they will remain a tenant of the Group. As of the period end at 30 June 2012, the Group has concluded that it has acquired the majority of the rights and benefits of ownership of the Volgograd and Togliatti premises and not yet for the Yekaterinburg premises. Accordingly, €3.3 million was recorded within the additions for the period relating to Volgograd and Togliatti.

5. Developments and land

The current portfolio of developments and land of the Group consists of 37 projects (31 December 2011: 37).

	30/6/2012 €’000	31/12/2011 €’000
Balance as at 1 January	587,351	634,616
Movements — financial leases	(1,893)	10,549
Additions — cost of land and construction	7,197	19,724
Transfer to other current assets	(1,745)	—
Disposals	(214)	(28,799)
Interest capitalised	802	2,628
Currency translation difference	—	18
Revaluation of developments and land	(24,018)	(51,385)
Balance as at the end of the period	567,480	587,351

6. Cash and cash equivalents

As at 30 June 2012, the Group held cash in total amount of €229.4 million (2011: €234.9 million). The Group holds cash of €22.3 million (2011: €21.4 million) as backing for guarantees and/or other restricted cash issued by various banks on the Group’s behalf.

7. Equity

As at 30 June 2012, the total number of ordinary shares issued was 373,010,527 (2011: 372,892,253 shares).

During the six month period ended 30 June 2012, Atrium paid a dividend of €0.085 (6M 2011: €0.07) per ordinary share, which amounted to a total of €31.7 million (6M 2011: €26.1 million).

In January 2012, Atrium signed a share purchase agreement to acquire the 23% of the shares in the company MD TIME HOLDING LIMITED it did not already hold. Total consideration paid and transaction costs amounted to €9.0 million. Accordingly, as there is no longer any non-controlling interest (“NCI”), the negative historic NCI balance of €12.4 million was eliminated. The change in the parent’s ownership interest in the respective subsidiary is accounted for directly in equity and the impact was a decrease of €21.4 million.

Interim Financial Report 30 June 2012	17

Interim Financial Statements

8. Borrowings

	30/6/2012	31/12/2011
	Net book	Net book
	value	value
	€’000	€’000
Bonds	243,580	242,826
Loans	302,567	315,934
Other	9,456	9,232
Total	555,603	567,992

The borrowings are repayable as follows:

	30/6/2012	31/12/2011
	Net book	Net book
	value	value
	€’000	€’000
Due within one year	66,483	25,330
In second year	75,649	126,277
In third to fifth years inclusive	221,271	191,006
After five years	192,200	225,379
Total	555,603	567,992

In April 2012, Atrium completed the early repayment of two loans totalling €10.6 million from EUROHYPO AG bank including €0.2 million costs connected with these early repayments. The loans were originally scheduled to mature in October 2012.

On 29 June 2012, Atrium announced €50.6 million nominal value of acceptances of its 2003 bond buy back tender offer. The offer closed on 28 June 2012 and settlement took place on 3 July 2012, with the payable disclosed as short term borrowings as at 30 June 2012. The net loss resulting from the bond buy back was €1.5 million.

9. Net financial expenses

	1/1/2012- 30/6/2012 €’000	1/1/2011- 30/6/2011 €’000
Interest income	1,955	3,345
Interest expense	(12,050)	(9,121)
Foreign currency differences	(1,750)	12,578
Net profit/(loss) from bond buy back	(1,519)	940
Impairment of financial instruments	(1,548)	(7,213)
Other financial expenses	(2,802)	(699)
Total net financial expenses	(17,714)	(170)

10. Tax

	1/1/2012-	1/1/2011-
	30/6/2012	30/6/2011
	€’000	€’000
Current period income tax expense	(441)	(2,452)
Deferred tax charge	(13,774)	(11,278)
Tax adjustment of previous years	—	698
Total taxation charge	(14,215)	(13,032)

18

Interim Financial Statements

11. Segment reporting

Reportable segments

For the period ended	Standing investment segment	Development segment	Reconciling items	Total
30 June 2012	€’000	€’000	€’000	€’000
Gross rental income	96,157	—	—	96,157
Service charge income	37,162	—	—	37,162
Net property expenses	(41,582)	—	—	(41,582)
Net rental income	91,737	—	—	91,737

Net result on acquisitions and disposals	—	355	—	355
Costs connected with developments and land	—	(3,430)	—	(3,430)
Revaluation of investment properties	56,996	(24,018)	—	32,978
Other depreciation and amortisation	(554)	—	(238)	(792)
Net administrative expenses	(4,911)	(319)	(6,985)	(12,215)
Net operating profit/(loss)	143,268	(27,412)	(7,223)	108,633

Net financial income/(expense)	(13,839)	(4,678)	803	(17,714)

Profit/(loss) before taxation	129,429	(32,090)	(6,420)	90,919

Taxation charge for the period	(13,836)	(74)	(305)	(14,215)

Profit/(loss) after taxation for the period	115,593	(32,164)	(6,725)	76,704

Investment properties	2,147,455	567,480	—	2,714,935
Segment assets	2,233,143	616,399	239,402	3,088,944
Segment liabilities	667,627	109,032	8,047	785,606

For the period ended	Standing investment segment	Development segment	Reconciling items	Total
30 June 2011	€’000	€’000	€’000	€’000
Gross rental income	85,097	—	—	85,097
Service charge income	35,030	—	—	35,030
Net property expenses	(42,086)	—	—	(42,086)
Net rental income	78,041	—	—	78,041

Net result on acquisitions and disposals	—	5,236	—	5,236
Costs connected with developments and land	—	(1,819)	—	(1,819)
Revaluation of investment properties	69,057	(10,232)	—	58,825
Other depreciation and amortisation	(347)	—	(427)	(774)
Net administrative expenses	(8,857)	(618)	(16,142)	(25,617)
Net operating profit/(loss)	137,894	(7,433)	(16,569)	113,892

Net financial income/(expense)	(3,844)	9,415	(5,741)	(170)

Profit/(loss) before taxation	134,050	1,982	(22,310)	113,722

Taxation credit/(charge) for the period	(13,943)	1,069	(158)	(13,032)

Profit/(loss) after taxation for the period	120,107	3,051	(22,468)	100,690

Investment properties	1,771,244	614,672	—	2,385,916
Segment assets	1,972,131	727,069	244,192	2,943,392
Segment liabilities	526,287	153,312	13,081	692,680

Interim Financial Report 30 June 2012	19

Interim Financial Statements

12. Investment in group undertakings

During the first six months of 2012:

•	Atrium acquired the 23% of the shares in the company MD TIME HOLDING LIMITED it did not already hold and now owns 100% of this entity and its subsidiaries, as disclosed in note 7.

•	MD CE Holding Limited, a 100% owned subsidiary of Atrium, purchased 20% of the shares in the company MD REAL ESTATE MANAGEMENT LTD and now owns 100% of this entity and its subsidiary.

•

Atrium established ten companies in the Czech Republic in order to facilitate efficient portfolio management initiatives: Atrium Alfa Czech Republic s.r.o., Atrium Pardubice Czech Republic s.r.o., Atrium Černého Czech Republic s.r.o., Atrium Beta Czech Republic s.r.o., Atrium Gamma Czech Republic s.r.o., Atrium Kappa Czech Republic s.r.o., Atrium Ostrava Czech Republic s.r.o., Atrium Zlín Czech Republic s.r.o., Atrium Delta Czech Republic s.r.o., and Atrium Lambda Czech Republic s.r.o..

13. Transactions with related parties

During the six month period ended 30 June 2012, Gazit-Globe Ltd (“Gazit-Globe”) raised its stake in Atrium to 127,708,715 shares (2011: 117,862,332 shares) representing approximately 34.2% (2011: 31.6%) of Atrium’s total shares as at 30 June 2012.

Chaim Katzman, Director and Chairman of the Board of Directors together with his family held 255,000 shares (2011: 240,000 shares) in Atrium as at 30 June 2012. In total, Mr. Katzman and his family, through his holdings in Norstar Holdings Inc and Gazit-Globe held indirectly 35,365,232 of Atrium’s shares (2011: 32,645,097 shares), as at 30 June 2012. Together, these direct and indirect holdings represented approximately 9.5% of Atrium’s total shares as at 30 June 2012.

Aharon Soffer, Director, through his holding of Gazit-Globe shares, held indirectly 5,305 of Atrium’s shares (2011: 4,521 shares), as at 30 June 2012. This indirect holding represents approximately 0.001% (2011: 0.001%) of Atrium’s total shares as at 30 June 2012.

During the six month period ended 30 June 2012, 55,000 options were exercised, 100,000 options were granted and 59,998 options were returned to the option pool, out of the 5,372,171 outstanding options as at 31 December 2011. The total number of the outstanding options was 5,357,173 as at 30 June 2012.

In March 2012, the Remuneration Committee approved employee annual bonus payments for 2011. Rachel Lavine, Chief Executive Officer, was awarded a total bonus award of €729,167 which was settled partially by the guaranteed payment of €375,000 in cash and partially via the issuance of 63,274 shares at €3.63 per share, net of tax. The new shares were issued on 5 April 2012 and are subject to a lock-up period through to 31 July 2013.

14. Contingencies

There were no significant changes in the contingencies of the Group to those reported in note 2.41 of the Annual Financial Report 2011.

Atrium is involved in certain claims submitted by holders of Austrian Depositary Receipts alleging losses derived from price fluctuations in 2007 and associated potential claims. As at 30 June 2012 the value of the claims and proceedings to which Atrium is a party in this regard was less than €10 million for which no provision has been made. Atrium rejects the claims. Up to the date of authorisation of this Interim Financial Report, the aggregate amount of such claims is not expected to have increased to an extent that is material to the interim financial statements.

The continuing uncertainty in the global markets, especially the Eurozone and real estate markets, as well as the limited amount of publicly available up-to-date data and research relating to the real estate markets in the countries in which the Group invests, could lead to significant changes in the values of the Group’s assets during subsequent periods. Management is not presently able to assess, with accuracy, the extent of any such changes.

15. Subsequent events

In July 2012 Atrium signed definitive contracts with a general contractor for the construction of its new development project in Lublin, Poland. Total net incremental costs to complete the project are approximately €66 million. Also in July 2012, Atrium signed a sale and purchase agreement with IKP Yekaterinburg for premises in the Group’s shopping centre in Yekaterinburg, Russia for the consideration of €6.0 million. Atrium has contracted to acquire both the premises and the associated land.

In Toruń, we finalized in July 2012 the acquisition of the 38,000 sqm land plot adjacent to our successful existing Atrium Copernicus shopping centre. With this complete, we can progress with our plans to extend the centre.

20

Independent Review Report to Atrium European Real Estate Limited

Introduction

We have been engaged by Atrium European Real Estate Limited (“Atrium”) to review the condensed consolidated set of financial statements in the interim financial report for the six months ended 30 June 2012 which comprises the condensed consolidated statement of financial position, the condensed consolidated income statement, the condensed consolidated statement of comprehensive income, the condensed consolidated cash flow statement, the consolidated statement of changes in equity, and the related explanatory notes.

We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated set of financial statements.

This report is made solely to Atrium in accordance with the terms of our engagement. Our review has been undertaken so that we might state to Atrium those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Atrium for our review work, for this report, or for the conclusions we have reached.

Directors’ responsibilities

The interim financial report is the responsibility of, and has been approved by, the directors.

As disclosed in note 2, the annual consolidated financial statements of Atrium are prepared in accordance with International Financial Reporting Standards as endorsed by the EU. The condensed consolidated set of financial statements included in this interim financial report has been prepared in accordance with IAS 34 “Interim Financial Reporting” as endorsed by the EU.

Our responsibility

Our responsibility is to express to Atrium a conclusion on the condensed consolidated set of financial statements in the interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated set of financial statements in the interim financial report for the six months ended 30 June 2012 is not prepared, in all material respects, in accordance with IAS 34, ‘Interim Financial Reporting’ as endorsed by the EU.

Statement on the Group management report for the 6 month period ended 30 June 2012 and on director’s statement in accordance with § 87 Austrian Stock Exchange Act (BörseG)

We have read the Group management report and evaluated whether it does not contain any apparent inconsistencies with the condensed consolidated interim financial statements. Based on our evaluation, the Group management report does not contain any apparent inconsistencies with the condensed consolidated interim financial statements.

The interim financial information contains the statement by directors in accordance with § 87 par. 1 subpar. 3 Austrian Stock Exchange Act.

Heather J MacCallum

for and on behalf of KPMG Channel Islands Limited

Chartered Accountants and Recognized Auditor

37 Esplanade

St Helier

Jersey

JE4 8WQ

16 August 2012

Notes:

•

The maintenance and integrity of the Atrium European Real Estate Limited website is the responsibility of the directors, the work carried out by KPMG Channel Islands Limited does not involve consideration of these matters and, accordingly, KPMG Channel Islands Limited accept no responsibility for any changes that may have occurred to the condensed consolidated set of financial statements or review report since the 16 August 2012. KPMG Channel Islands Limited has carried out no procedures of any nature subsequent to 16 August 2012 which in any way extends this date.

•

Legislation in Jersey governing the preparation and dissemination of condensed consolidated financial statements may differ from legislation in other jurisdictions. The directors shall remain responsible for establishing and controlling the process for doing so, and for ensuring that the condensed consolidated financial statements are complete and unaltered in any way.

Interim Financial Report 30 June 2012	21

Personal Notes

22

Directors, Executives and Professional Advisors

Directors:

Chaim Katzman

Rachel Lavine

Joseph Azrack

Noam Ben-Ozer

Peter Linneman

Simon Radford

Dipak Rastogi

Aharon Soffer

Thomas Wernink

Andrew Wignall

Executive Management:

Rachel Lavine	CEO
David Doyle	CFO
Nils-Christian Hakert	COO
Thomas Schoutens	CDO
Ewoud van Gellicum	GC

Administrator and Registrar:

Aztec Financial Services (Jersey) Limited

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Independent Auditors:

KPMG Channel Islands Limited

Chartered Accountants

37 Esplanade

St Helier

Jersey

JE4 8WQ

Media Relations Advisor:

FTI Consulting

Holborn Gate, 26 Southampton Buildings

London, WC2A 1 PB, UK

Registered office:

11-15 Seaton Place

St Helier

Jersey

JE4 0QH

Principal locations:

The Netherlands

Atrium European Management NV

World Trade Center, C tower, Strawinskylaan 941

1077 XX Amsterdam

Poland

Atrium Poland Real Estate Management Sp. z.o.o

Al. Jerozolimskie 148, PL-02–326

Warsaw

Czech Republic

Manhattan Real Estate Management s.r.o.

U Libeňského pivovaru 63/2, CZ-180-00

Prague

Russia

OOO Manhattan Real Estate Management

JAVAD Business Centre, The Triumph Palace

Chapaevskiy pereulok, building 3, RU-125057

Moscow

Hungary

Manhattan Real Estate Management Kft

Bécsi út 154, HU-1032

Budapest

Romania

Atrium Romania Real Estate Management SRL

Auchan Mall Office, Et.1, Office 2

560A luliu Maniu Boulevard

Bucharest

How to contact us:

Website: www.aere.com

Analysts & Investors: ir@aere.com Media: atrium@fticonsulting.com

General enquiries: atrium@aere.com

Cover photo:

Palác Flóra shopping centre in Prague, the Czech Republic

Interim Financial Report 30 June 2012	23